As confidentially submitted to the Securities and Exchange Commission on November 9, 2022.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

QuantaSing Group Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 710, 5/F, Building No. 1,

Zone No. 1, Ronghe Road

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 6493-8177

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
Unit 2901, 29F, Tower C, Beijing Yintai Centre
No. 2 Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China
+86-10 6529-8300	Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, dated                     , 2022

American Depositary Shares

QuantaSing Group Limited

Representing                      Class A Ordinary Shares

This is an initial public offering of                      American Depositary Shares (“ADSs”) by QuantaSing Group Limited. Each ADS represents                      of our Class A ordinary shares, par value US$0.0001 per share. We anticipate that the initial public offering price per ADS will be between US$             and US$            .

Prior to this offering, there has been no public market for the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market], under the symbol “QSG.”

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Peng Li, our founder, chairman and chief executive officer, will beneficially own all of such issued Class B ordinary shares and will be able to exercise         % of the total voting power of such issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holder of each Class A ordinary share is entitled to one vote, and holder of each Class B ordinary share is entitled to [ten] votes. At the option of the holder of Class B ordinary shares, each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. For further information, see “Description of Share Capital.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

[Upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of [New York Stock Exchange]/[Nasdaq Stock Market], because Mr. Peng Li, our founder, chairman and chief executive officer, will beneficially own                % of our then issued and outstanding ordinary shares and will be able to exercise                % of the total voting power of our issued and outstanding ordinary shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, Mr. Peng Li will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For further information, see “Principal Shareholders” and “Risk Factor — Risks Related to the ADSs and this Offering — We will be a “controlled company” within the meaning of the [New York Stock Exchange]/[Nasdaq Stock Market] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”]

QuantaSing Group Limited is a Cayman Islands holding company and not a Chinese operating company. We carry out our business in China through our wholly-owned PRC subsidiary (“WFOE”) and its contractual arrangements, commonly known as the VIE structure, with a variable interest entity (the “VIE”) and its subsidiaries (collectively, the “affiliated entities”) based in China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in certain operating companies, such as certain value-added telecommunication services and other internet related business. Neither QuantaSing Group Limited nor our WFOE owns any equity interests in the affiliated entities. Our contractual arrangements with the VIE and its nominee shareholder are not equivalent of an investment in the equity interest of the VIE, and investors may never hold equity interests in the Chinese operating companies, including the affiliated entities. Instead, we are regarded as the primary beneficiary of the VIE and consolidate the financial results of the affiliated entities under U.S. GAAP in light of the VIE structure. Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of the affiliated entities. As used in this prospectus, “we,” “us,” “our company,” “our,” “QuantaSing,” or “QuantaSing Group” refers to QuantaSing Group Limited, together as a group with its subsidiaries, and, in the context of describing the substantive operations and financial information relating to such operations of QuantaSing Group Limited and its subsidiaries and the affiliated entities as a whole, refers to QuantaSing Group Limited and its subsidiaries and the affiliated entities. The VIE structure involves unique risks to investors in the ADSs. It may not provide effective operational control over the affiliated entities and also faces risks and uncertainties associated with, among others, the interpretation and the application of the current and future PRC laws, regulations and rules to such contractual arrangements. As of the date of this prospectus, the agreements under the contractual arrangements among our WFOE, the VIE and its nominee shareholder have not been tested in a court of law. If the PRC regulatory authorities find these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations and rules or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. The PRC regulatory authorities could disallow the VIE structure at any time in the future, which would cause a material adverse change in our operations and cause the value of our securities you invested in this offering to significantly decline or become worthless. For further information, see “Risk Factors — Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China as we, through our WFOE and the affiliated entities, conduct our operations in China. We are subject to complex and evolving laws and regulations in China. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For instance, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China.”

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for three consecutive years. There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three to two years. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act to that effect, and on February 4, 2022, the United States House of Representatives passed a bill which contained,

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

among others, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three to two years, then our shares and ADSs could be prohibited from trading in the United States in 2024. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, was included in the determinations made by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. The PCAOB is expected, by the end of 2022, to re-assess whether China remains a jurisdiction where it is not able to inspect and investigate completely auditors registered with it. However, there is no assurance that the PCAOB will be able to complete such inspections and investigations in a timely and adequate manner or at all, nor is there any assurance as to the results of such inspections and investigations. If the PCAOB remains unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the [New York Stock Exchange]/[Nasdaq Stock Market], and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Risk Factors — Risks Related to Doing Business in China — The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act in 2025, if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash may be transferred among QuantaSing Group Limited, our WFOE and the VIE, in the following manners: (1) funds may be transferred to our WFOE from QuantaSing Group Limited as needed through our subsidiaries in the BVI and/or Hong Kong in the form of capital contribution or shareholder loan, as the case may be; (2) funds may be paid by the VIE to our WFOE, as service fees according to the contractual arrangements; (3) dividends or other distributions may be paid by our WFOE to QuantaSing Group Limited through our subsidiaries in Hong Kong and the BVI; and (4) our WFOE and the VIE may lend to and borrow from each other from time to time for business operation purposes. In the fiscal years ended June 30, 2021 and 2022, the total amount of the service fees that the VIE paid to our WFOE under the contractual arrangements was RMB204.1 million and RMB239.6 million (US$35.8 million), respectively. As of June 30, 2021 and 2022, (1) the aggregate amount of capital contribution by EW Technology Limited to our subsidiaries in the BVI and Hong Kong was nil and RMB51.7 million, respectively; (2) the aggregate amount of capital contribution by QuantaSing Group Limited to our subsidiaries in the BVI and Hong Kong was nil and RMB47.1 million, respectively; (3) the aggregate amount of capital contribution by QuantaSing Group Limited to our WFOE through our subsidiaries in the BVI and Hong Kong was nil and RMB64.2 million, respectively; and (4) the outstanding balance of the principal amount of loans by our WFOE to the VIE was RMB7.0 million and nil, respectively; and (5) the outstanding balance of the principal amount of loans by the VIE to our WFOE was nil and RMB156.0 million, respectively. For the fiscal years ended June 30, 2021 and 2022, the VIE transferred nil and RMB156.0 million in cash, respectively, to our WFOE, in addition to the service fees paid under the contractual arrangements. In the fiscal years ended June 30, 2021 and 2022, except as disclosed above, there was no other cash transfer within our organization, and no assets other than cash were transferred within our organization. As of the date of this prospectus, none of QuantaSing Group Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. For details, see “Prospectus Summary — Summary Consolidated Financial and Operating Data — Financial Information Relating to the Affiliated Entities” and “Prospectus Summary — Implications of Being a Company with the Holding Company Structure and the VIE Structure — Cash and asset flows through our organization.” We expect to continue to distribute earnings and settle the service fees owed under the VIE agreements at the request of our WFOE and based on our business needs, and we do not expect to declare dividends in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among QuantaSing Group Limited, the subsidiaries of QuantaSing Group Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations. See “Prospectus Summary — Dividend Distribution and Taxation.”

To the extent our cash or assets in the business are in China or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of QuantaSing Group Limited, our subsidiaries or the affiliated entities by the PRC government to transfer cash or assets. The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between QuantaSing Group Limited, our subsidiaries, the affiliated entities or the investors. Under PRC laws and regulations, our WFOE and the affiliated entities are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by our WFOE out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOE and the net assets of the VIE in which we have no legal ownership. For details, see “Prospectus Summary — Implications of Being a Company with the Holding Company Structure and the VIE Structure — Cash and asset flows through our organization,” “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

See “Risk Factors” beginning on page 30 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE US$             PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses to us(2)	US$	US$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
(2)	Assumes no exercise of the underwriters’ option to purchase additional ADSs.

The underwriters have a 30-day option to purchase up to an additional                     ADSs from us at the initial public offering price less the underwriting discounts and commissions. The underwriters expect to deliver the ADSs against payment in New York, on or about                     , 2022.

Citigroup	CICC

Tiger Brokers

Prospectus dated                     , 2022

Largest

58.8M

Total Registered Users as of June 30, 2022

1.1M

Paying Learners in fiscal year 2022 [2]

2.87Bn

Revenues in fiscal year 2022 [2]

63.0%

Revenue Growth Rate from fiscal year 2021 to 2022 [2]

Notes:
(1) According to the F&S report
(2) Fiscal year end is June 30

Until                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the ADSs. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position. We refer to this report as the F&S report.

What We Envision

We believe that personal learning and development is a lifelong journey. Everyone, regardless of background, should be given an equal opportunity to pursue their interests, passions, and goals.

Our mission is to improve people’s quality of life and well-being by providing them lifelong personal learning and development opportunities.

Who We Are

QuantaSing Group is the largest online learning service provider in China’s adult learning market for personal interest courses and among the top five service providers in China’s total adult learning market, in terms of revenue in 2021, according to the F&S report. We offer easy-to-understand, affordable, and accessible online courses to adult learners under various brands, including QiNiu, JiangZhen, and QianChi, empowering them to pursue personal development.

We launched our financial literacy learning services in July 2019 and quickly became the largest online financial learning service provider for adults in China, with a market share of 36.9% in terms of revenue in 2021, according to the F&S report. In August 2021, we expanded our offerings into a selective repertoire of other personal interest courses beyond financial literacy, to leverage the general public’s gradual awakening to more diverse needs in pursuing personal development and lifelong learning. In February 2020, we launched our marketing services to financial intermediary enterprises, allowing them to connect with our learners to enlarge their customer base. In June 2022, we launched our enterprise talent management services to provide enterprise customers with online talent assessment, training and learning services for internal employee management. These services have enabled us to broaden our service offerings into enterprise customers and evolve into a two-sided service provider for both individuals and enterprises.

Our technology capability forms the bedrock of our business growth. We continuously invest in our proprietary technology and business intelligence, embedding them in every key aspect of our business operations, from content development, live streaming, pre-recording, and intelligent study toolkits, to customer engagement, sales conversion, and operation management. By adopting various self-developed smart tools, we can gain real-time business intelligence during our courses to improve our teaching quality and learner experience, upgrade and enrich our course offerings, and ultimately, enhance the sales conversion for additional and/or more advanced courses.

We have benefited from our agile and scalable business model and experienced a significant growth in our business since we launched our financial literacy learning services in July 2019. As of June 30, 2022, we had accumulated approximately 58.8 million registered users, trebling from 17.0 million as of June 30, 2021. For the fiscal year ended June 30, 2022, we had approximately 1.1 million paying learners, representing a 37.5% increase from 0.8 million for the fiscal year ended June 30, 2021. Our total revenues increased by 63.0% from RMB1,759.9 million in the fiscal year ended June 30, 2021 to RMB2,868.0 million (US$428.2 million) in the fiscal year ended June 30, 2022. We incurred net loss of RMB316.0 million and RMB233.4 million (US$34.8 million) in the fiscal years ended June 30, 2021 and 2022, respectively, and adjusted net loss of RMB214.2 million and adjusted net profit of RMB58.0 million (US$8.7 million) in the same periods, respectively.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

What We Offer

We offer (1) online courses under various brands to individual adult learners and (2) marketing services and enterprise talent management services to enterprise customers.

We launched our financial literacy courses under the brand QiNiu to democratize financial learning for the mass market. Fewer than 35% adults in China were financially literate as of 2021, significantly lower than that in other large economies such as the United States (57%) or the United Kingdom (67%), according to the F&S report. This has created a robust demand for our financial literacy courses. QiNiu offers free or paid financial literacy courses at introductory, intermediate, and advanced levels, covering topics across personal finance and wealth management. As our largest brand, Qiniu had approximately 50.4 million registered users as of June 30, 2022 and 1.0 million paying learners for the fiscal year ended June 30, 2022, compared with approximately 17.0 million registered users as of June 30, 2021 and 0.8 million paying learners for the fiscal year ended June 30, 2021.

We expanded our course offerings into other personal interest courses in August 2021. Leveraging our course development experience, well-designed technology infrastructure, and proven operating model from QiNiu, we quickly introduced our new brands, such as JiangZhen and QianChi, to provide other personal interest courses to adult learners. We have thoughtfully curated various trending courses, such as short video production courses, in response to the popularity of video blogging on social media, and personal well-being courses, in response to people’s increased awareness of healthy lifestyles, and electronic keyboard and Chinese painting courses, in response to people’s rising pursuits of personal hobbies. We, from time to time, adjust the course mix to capture the evolving market trends. We had quickly accumulated approximately 8.4 million registered users for other personal interest courses as of June 30, 2022, with 0.1 million paying learners for the fiscal year ended June 30, 2022.

Our fast growing user base, which consists of a large and loyal paying learner base, coupled with proven technology and accumulated experience, creates an immense business opportunity for us to become a two-sided service provider, delivering services to both individual learners and enterprises. We launched our marketing services to financial intermediary enterprises in February 2020, allowing them to connect with our learners to enlarge their customer base. In June 2022, we launched our enterprise talent management services, offering systematic online talent assessment, training and learning services to enterprises for internal employee management. We are continuously exploring more diverse opportunities to leverage our large user base, proven technology, and accumulated experience in online learning markets and achieve greater synergy. For instance, we are in the process of developing technical and operating services to enterprises interested in developing their proprietary online learning platform services.

What Sets Us Apart

We believe our success to date is primarily attributable to the following key competitive strengths.

•	China’s largest learning platform offering adult personal interest courses with strong growth trajectory;

•	Innovative learning journey leading to strong user engagement;

•	Scalable business model driving rapid launch of new course offerings and business opportunities;

•	Robust technology infrastructure and business intelligence; and

•	Visionary, seasoned management team and entrepreneurial corporate culture.

How We Approach the Future

We intend to pursue the following strategies to drive future growth.

•	Grow user base and drive learner engagement;

•	Enrich course offerings with proven demand;

•	Develop enterprise services to achieve greater synergy;

•	Invest in technology and data analytics;

•	Attract and cultivate talent; and

•	Expand overseas and pursue strategic collaborations.

Market Opportunities

We currently primarily operate in China’s adult learning market for personal interest courses. China’s online adult learning market for personal interest courses has been growing faster than the offline market in the past few years, and is expected to maintain the growth momentum from 2021 to 2026, benefiting from the growing online learning habits in the adult learning market in China. The market size of China’s online adult learning market for personal interest courses, in terms of revenue, increased from RMB11.4 billion in 2017 to RMB22.7 billion (US$3.5 billion) in 2021, at a CAGR of 18.8%, and is expected to reach RMB62.1 billion (US$9.6 billion) in 2026, at a CAGR of 22.3% from 2021 to 2026, according to the F&S report. In particular, with respect to our financial literacy courses which have contributed significantly to our rapid growth, the market size of China’s online financial learning market, in terms of revenue, increased from RMB5.0 billion in 2017 to RMB6.5 billion (US$1.0 billion) in 2021, at a CAGR of 6.8%, and is expected to reach RMB17.1 billion (US$2.6 billion) in 2026, at a CAGR of 21.3% from 2021 to 2026, according to the same source. See “Industry Overview” for details.

Corporate History and Structure

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China through Beijing Liangzizhige, our WFOE, and its contractual arrangements, commonly known as the VIE structure, with Beijing Feierlai, a variable interest entity based in China, and its nominee shareholder.

We began our online learning services in July 2019 when we were within the group of Witty network Limited ( “Witty network”), a Cayman Islands holding company held by our existing shareholders engaging in a wide range of businesses. In anticipation of our initial public offering and in order to focus on developing our current online learning and enterprise service business, our existing shareholders restructured our corporate structure and spun-off our current business from Witty network and its affiliate, EW Technology Limited (“EW Technology”), into the entities within our group. These restructuring steps include, among others, incorporating QuantaSing Group Limited as our listing entity and establishing the VIE structure for our current business under QuantaSing Group Limited. The restructuring and spin-off was completed in May 2022. The VIE structure was established through a series of agreements entered into between our WFOE, the VIE and its nominee shareholder, comprising a voting rights proxy agreement, an equity pledge agreement, an exclusive consultancy and service agreement and an exclusive option agreement. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. See “Corporate History and Structure” for details.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and the affiliated entities, as of the date of this prospectus.

(1)	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this offering.
(2)

Beijing Feierlai is wholly owned by Shenzhen Erwan Education Technology Co., Ltd., an entity owned as to 99.0% by Mr. Peng Li, our founder, chairman and chief executive officer, and as to 1.0% by Ms. Li Meng, mother of Mr. Li.

The VIE structure is not equivalent of an investment in the equity interest of such entities. Neither QuantaSing Group Limited nor our WFOE owns any equity interests in the affiliated entities. Our contractual arrangements with the VIE and its nominee shareholder are not equivalent of an investment in the equity interest of the VIE. Investors are purchasing equity interests in QuantaSing Group Limited, the Cayman holding company, and are not purchasing, and may never hold, equity interests in the affiliated entities. Instead, we are regarded as the primary beneficiary of the VIE and consolidate the financial results of the affiliated entities under U.S. GAAP in light of the contractual arrangements. See “— Implications of Being a Company with the Holding

Company Structure and the VIE Structure” for details. The VIE structure is associated with certain unique risks and uncertainties, including, among others, the risks that the contractual arrangements with the VIE and its shareholder may be less effective than direct ownership in providing operational control, and that such arrangement may not be enforceable under applicable laws and regulations. Such risks and uncertainties may result in a material adverse change in our operations, cause the value of any securities we offer to significantly decline or become worthless. See “— Implications of Being a Company with the Holding Company Structure and the VIE Structure — The VIE structure and its associated risks” and “Risk Factors — Risks Related to Our Corporate Structure” for details.

Risks and Challenges

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. We set forth below a summary of the principal risks and challenges we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks related to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	our limited history under the current business model and the risk that our historical performance and growth rate may not be indicative of our future performance;

•	our ability to continue to attract users or increase their spending;

•	our ability to adapt and expand our course offerings to effectively and timely address the change of market demands;

•	the complexity, uncertainties and changes in PRC regulations applicable to our businesses, including the licensing requirements for our business, data privacy and personal information protection;

•	our ability to maintain and enhance our brand recognition;

•	the intense competition in the industry that we operate in;

•	our ability to improve or maintain our user acquisition efficiency;

•	our ability to timely develop attractive course materials or maintain high-quality teaching staff; and

•	our ability to price our courses and other services effectively.

Risks related to our corporate structure

We primarily conduct our business through the contractual arrangements established by our WFOE with the VIE and a holding company structure. We, our WFOE, the affiliated entities and holders of our securities (including the ADSs) are therefore subject to various legal and operational risks and uncertainties related to our corporate structure, which would result in a material adverse change in our operations, cause the value of any securities we offer to significantly decline or become worthless. Such risks and uncertainties include, but are not limited to, the following:

•	the agreements that establish the structure of our operations in China to be found not compliant with PRC regulations relating to the relevant industries;

•	the contractual arrangements with the VIE and its shareholder being less effective than direct ownership in providing operational control;

•	uncertainty with respect to the enforceability of the contractual arrangements with the VIE and its shareholder;

•	shareholder of the VIE having conflicts of interest with us;

•	the risk that the contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities;

•

uncertainties with respect to the interpretation and implementation, and any changes thereto, of the PRC Foreign Investment Law, and other PRC regulatory restrictions on foreign investment in the relevant industries; and

•	the risk of losing the ability to use and enjoy assets held by the affiliated entities that are important to our business.

Risks related to doing business in China

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to complete this offering or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

•

Chinese government’s significant authority to intervene or influence our operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities” on pages 58 and 59, “Risk Factors — Risks Related to Doing Business in China — Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with this offering and our future capital raising activities, and, if required, we cannot assure you that we or the affiliated entities will be able to obtain such approval, in which case we may face regulatory sanctions for failure to obtain such approval for this offering and our future capital raising activities” on pages 59, 60 and 61, and “Risk Factors — Risks Related to Doing Business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment” on pages 61 and 62;

•

the ADSs being delisted under the HFCAA if the PCAOB is unable to inspect auditors who are located in China. For details, see “Risk Factors — Risks Related to Doing Business in China — The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act in 2025, if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on pages 62 and 63;

•

impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities” on page 58 and 59;

•

uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on our business, results of operations, financial condition and future prospects, and cause the ADSs to significantly decline in value or become worthless” on page 65; and

•

reliance on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and limitation on the ability of our WFOE to make payments to us. To the extent our cash or assets in the business are in China or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of QuantaSing Group Limited, our subsidiaries or the affiliated entities by the PRC government to transfer cash or assets. For details, see “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business” on pages 67 and 68 and “Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment” on page 68.

Risks related to the ADSs and this offering

In addition to the risks described above, we are also subject to general risks relating to the ADSs and this offering, including, but not limited to, the following:

•	an active trading market for our ordinary shares or the ADSs may not develop and the trading price of the ADSs is likely to be volatile;

•	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

•	we are a foreign private issuer within the meaning of the rules under the Exchange Act, and are exempt from certain provisions applicable to U.S. domestic public companies;

•	substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline;

•

our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•

[we will be a “controlled company” within the meaning of the [New York Stock Exchange]/[Nasdaq Stock Market] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;] and

•	the voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

Implications of Being a Company with the Holding Company Structure and the VIE Structure

The VIE structure and its associated risks

QuantaSing Group Limited is a Cayman Islands holding company with no substantive operations. We carry out our business through our WFOE and its contractual arrangements, commonly known as the VIE structure, with the VIE based in China and its nominee shareholder, due to the PRC regulatory restrictions on direct foreign investment in certain value-added telecommunication services and other internet related business. Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of the affiliated entities in which our operations are conducted.

The VIE structure was established through a series of agreements entered into between our WFOE, the VIE and its nominee shareholder, comprising a voting rights proxy agreement, an equity pledge agreement, an exclusive consultancy and service agreement and an exclusive option agreement. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. For details, see “Corporate History and Structure.”

However, neither QuantaSing Group Limited nor our WFOE owns any equity interests in the affiliated entities. Our contractual arrangements with the VIE and its nominee shareholder are not equivalent of an investment in the equity interest of the affiliated entities. Instead, as described above, we are regarded as the primary beneficiary of the VIE and consolidate the financial results of the affiliated entities under U.S. GAAP in light of the VIE structure.

The VIE structure involves unique risks to investors in the ADSs. It may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholder of their obligations under the contracts to direct the VIE’s activities. The shareholder of the VIE may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholder through our WFOE. As of the date of this prospectus, the agreements under the contractual arrangements among our WFOE, the VIE and its nominee shareholder have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the affiliated entities, and investors in our securities (including the ADS) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company and the affiliated entities as a whole. For details, see “Risk Factors — Risks Related to Our Corporate Structure.”

Revenues contributed by the affiliated entities accounted for all of our total revenues in the fiscal years ended June 30, 2021 and 2022. For a condensed consolidation schedule depicting the results of operations, financial position and cash flows for us, our WFOE and the VIE, see “— Summary Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For details of the permissions and licenses required for operating our business in China and the related limitations, see “— Regulatory Permissions and Licenses for Our Operations in China and This Offering” and “Risk Factors — Risks Related to Our Business and Industry — We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material and adverse impact on our business, results of operations and financial condition.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For instance, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this prospectus, none of QuantaSing Group Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. In the fiscal years ended June 30, 2021 and 2022, the total amount of the service fees that the VIE paid to our WFOE under the contractual arrangements was RMB204.1 million and RMB239.6 million (US$35.8 million), respectively. For details, see “— Summary Consolidated Financial and Operating Data — Financial Information Relating to the Affiliated Entities.” We expect to continue to distribute earnings and settle the service fees owed under the VIE agreements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among QuantaSing Group Limited, the subsidiaries of QuantaSing Group Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, our WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our WFOE and the affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by our WFOE out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOE and the net assets of the VIE in which we have no legal ownership. For details, see “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our

WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors — Risks Related to Doing Business in China —Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOE only through capital contributions or loans, and fund the affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. As of June 30, 2021 and 2022, (1) the aggregate amount of capital contribution by EW Technology Limited to our subsidiaries in the BVI and Hong Kong was nil and RMB51.7 million, respectively, which was presented in “net cash provided by transactions with related parties” of the “cash flows from financing activities” under the “Other subsidiaries” column in the condensed consolidating cash flows information; (2) the aggregate amount of capital contribution by QuantaSing Group Limited to our subsidiaries in the BVI and Hong Kong was nil and RMB47.1 million, respectively, which was presented in “net cash used in transactions with intra-group companies” of the “cash flows from investing activities” under the “QuantaSing Group Limited” column, and in “net cash provided by transactions with intra-group companies” of the “cash flows from financing activities” under the “Other subsidiaries” column in the condensed consolidating cash flows information; (3) the aggregate amount of capital contribution by QuantaSing Group Limited to our WFOE through our subsidiaries in the BVI and Hong Kong was nil and RMB64.2 million, respectively, which was presented in “net cash used in transactions with intra-group companies” of the “cash flows from investing activities” under the “Other subsidiaries” column, and was also included as a part of “net cash provided by transactions with intra-group companies” of the “cash flows from financing activities” under the “Primary beneficiary of the VIE” column in the condensed consolidating cash flows information; and (4) the outstanding balance of the principal amount of loans by our WFOE to the VIE was RMB7.0 million and nil, respectively, and was included in “amounts due to related parties” under “The VIE and its subsidiaries” column in the condensed consolidating balance sheet information, all of which were provided by Witty network’s then wholly-owned PRC subsidiary and had been repaid before the completion of the restructuring and spin-off; and (5) the outstanding balance of the principal amount of loans by the VIE to our WFOE was nil and RMB156.0 million, respectively, and was presented in “amounts due from intra-group companies” under “The VIE and its subsidiaries” column, and “amounts due to intra-group companies” under the “Primary beneficiary of the VIE” column in the condensed consolidating balance sheet information. For the fiscal year ended June 30, 2021 and 2022, the VIE transferred nil and RMB156.0 million in cash, respectively, to our WFOE, in addition to the service fees paid under the contractual arrangements. In the fiscal years ended June 30, 2021 and 2022, no assets other than cash were transferred within our organization. For details, see “— Summary Consolidated Financial and Operating Data — Financial Information Relating to the Affiliated Entities.”

Under the Cayman Islands laws, QuantaSing Group Limited is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings in the VIE and (2) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)

PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to QuantaSing Group Limited.

(4)

If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to QuantaSing Group Limited will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our WFOE (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIE could make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Dividend Distribution and Taxation

As of the date of this prospectus, none of QuantaSing Group Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for details.

Subject to the “passive foreign investment company” rules, the gross amount of any distribution that we make to a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”) with respect to the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend for United States federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Taxation” for details.

Regulatory Permissions and Licenses for Our Operations in China and This Offering

We, through our WFOE and the affiliated entities, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business and conduct this offering. As of the date of this prospectus, as advised by our PRC counsel, CM Law Firm, our WFOE and the affiliated entities have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program for offering certain courses in live streaming or audio-visual contents. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. For instance, we or the affiliated entities may be required to obtain the Online Publishing Service License for our online learning services. We cannot assure you that we or the affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the affiliated entities may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Our Business and Industry — We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material and adverse impact on our business, results of operations and financial condition.”

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. See “Regulation — Regulations on Internet Information Security and Censorship.” As of the date of this prospectus, we have applied for and completed a cybersecurity review for this offering and listing pursuant to the Cybersecurity Review Measures.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”). See “Regulation — Regulations on M&A and Overseas Listings.” As of the date of the prospectus, as advised by our PRC counsel, CM Law Firm, considering that (1) the Draft Rules Regarding Overseas Listing has not come into effect; and (2) no explicit provision under currently effective PRC laws, regulations and rules clearly requires an offering with contractual arrangements like ours to obtain approvals from the CSRC, we or the affiliated entities are not required to obtain an approval from the CSRC in connection with this offering and listing.

However, the PRC regulatory authorities, including the CSRC, may adopt new laws, rules and regulations, or detailed implementation and interpretation of the current applicable PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as us or our PRC counsel. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and foreign investment in China-based issuers. For instance, if the Draft Rules Regarding Overseas Listing was implemented as proposed before this offering and listing is completed, we would be subject to the filing requirements with the CSRC for this offering and listing and might also be prohibited from completing this offering if any of the circumstances described in the Draft Rules Regarding Overseas Listing occurs. Moreover, as the Draft Overseas Listing Rules has not come into effect, there remains uncertainty in the final form and the interpretation and implementation of such overseas listing rules, and we cannot assure you that the relevant PRC government authorities, including the CSRC, would not promulgate new rules or new interpretation of current rules to require us or the affiliated entities to obtain CSRC or other PRC government approvals or complete other compliance procedures for this offering. We cannot assure you that we or the affiliated entities will be able to obtain such approvals or complete other compliance procedures that may be required by the relevant regulatory authorities in a timely manner, or at all, or that any completion of review or approval or other compliance procedures would not be rescinded, in which case we may face regulatory sanctions for failure to complete the requisite compliance procedures or obtain the requisite approvals for this offering. If any of such event occurs, it could significantly limit or completely hinder our ability to complete this offering or launch any new offering of our securities and could cause the value of our securities to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Doing business in China — Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with this offering and our future capital raising activities, and, if required, we cannot assure you that we or the affiliated entities will be able to obtain such approval, in which case we may face regulatory sanctions for failure to obtain such approval for this offering and our future capital raising activities” and “Risk Factors — Risks Related to Doing business in China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.”

Except as disclosed above, we or the affiliated entities have not been requested to obtain or denied any license or permission from any government authority in China in connection with the VIE’s operations or this offering as of the date of this prospectus.

The Holding Foreign Companies Accountable Act

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for three consecutive years. There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three to two years. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act to that effect, and on February 4, 2022, the United States House of Representatives passed a bill which contained, among others, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three to two years, then our shares and ADSs could be prohibited from trading in the United States in 2024. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, was included in the determinations made by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. The PCAOB is expected, by the end of 2022, to re-assess whether China remains a jurisdiction where it is not able to inspect and investigate completely auditors registered with it. However, there is no assurance that the PCAOB will be able to complete such inspections and investigations and reassess its determinations in a timely and adequate manner or at all, nor is there any assurance as to the results of such inspections and investigations. If the PCAOB remains unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the [New York Stock Exchange]/[Nasdaq Stock Market], and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the ADSs to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China — The ADSs will be delisted and the ADSs and ordinary shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would occur if we have been a public company for at least 12 months and the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act as discussed above.

[Implications of Being a Controlled Company

We will be a “controlled company” as defined under [New York Stock Exchange Listed Company Manual]/[Nasdaq Stock Market Listing Rules] because Mr. Peng Li, our founder, chairman and the chief executive officer, will hold        % of our total issued and outstanding ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding share capital upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, or        % of our total issued and outstanding ordinary shares and        % of the total voting power of our issued and outstanding share capital upon the completion of this offering, assuming that the underwriters exercise their option to purchase additional ADSs in full. As a result, Mr. Peng Li will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For so long as we remain as a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies after we complete this offering, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For details, see “Risk Factor — Risks Related to the ADSs and this Offering — We will be a “controlled company” within the meaning of the [New York Stock Exchange]/[Nasdaq Stock Market] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”]

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to

U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the [New York Stock Exchange]/[Nasdaq Stock Market]. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the [New York Stock Exchange]/[Nasdaq Stock Market] that listed companies must: (1) have a majority of independent directors, (2) have a nominating/corporate governance committee composed entirely of independent directors, (3) have an audit committee composed of at least three members, (4) obtain shareholders’ approval for issuance of securities in certain situations, and (5) hold annual shareholders’ meetings. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of [New York Stock Exchange]/[Nasdaq Stock Market].

Corporate Information

Our principal executive offices are located at Room 710, 5/F, Building No. 1, Zone No. 1, Ronghe Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86-10 6493-8177. Our registered office in the Cayman Islands is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is                at                 .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.liangzizhige.com. The information contained on our website is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, and for purposes of this prospectus only:

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs;

•	“ADSs” refers to the American depositary shares, each of which represents Class A ordinary shares;

•

“affiliated entities” refers to Beijing Feierlai, the variable interest entity, and its subsidiaries, and, in the context of describing our consolidated financial information, refers to the respective variable interest entity and its subsidiaries in connection with our business at the relevant time before the completion of the restructuring and spin-off;

•	“CAC” refers to the Cyberspace Administration of China;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“CAGR” refers to compound annual growth rate;

•

“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, including those derived from the F&S report, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, upon the completion of this offering;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share, upon the completion of this offering;

•

“repeat purchase rate” illustrates our ability to generate gross billings from repeat purchases of our premium courses by our paying learners. To calculate this rate, we identify all paying learners who purchased our premium courses more than once on our platforms, then calculate the quotient from dividing (x) the gross billings attributable to purchases of our premium courses by such learners subsequent to the first-time purchase of our premium courses in a given period by (y) our total gross billings from such first-time purchase in the same period;

•	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•

“introductory course learners” refers to learners who enroll in our introductory courses and receive the introductory course-related services of our tutors. We calculate introductory course learners for each category (1) on a cumulated basis and (2) without counting duplicate enrollments by the same cell phone number or social media account;

•	“Nasdaq Stock Market” refers to Nasdaq Stock Market LLC;

•

“paying learners” refers to learners who enroll in our premium courses and receive such course-related services of our tutors. We calculate paying learners for each category without counting duplicate enrollments by the same cell phone number or social media account;

•	“pre-offering Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, as of the date of this prospectus, holders of each of which are entitled to one vote;

•	“pre-offering Class B ordinary shares” refers to our Class B ordinary shares, par value of US$0.0001 per share, as of the date of this prospectus, holders of each of which are entitled to ten votes;

•

“registered users” refers to users who register on our platforms. We calculate registered users for each category (1) on a cumulated basis and (2) without counting duplicate cellphone numbers or social media accounts;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“shares” refers to our share capital, par value of US$0.0001 per share;

•	“US$,” “U.S. dollars” or “dollars” refers to the legal currency of the United States;

•

“VIE” or “Beijing Feierlai” refers to Feierlai (Beijing) Technology Co., Ltd., the variable interest entity, and, “VIE,” in the context of describing our consolidated financial information, refers to the respective variable interest entity in connection with our business at the relevant time before the completion of the restructuring and spin-off;

•

“we,” “us,” “our company,” “our,” “QuantaSing,” or “QuantaSing Group” refers to QuantaSing Group Limited, together as a group with its subsidiaries, and, in the context of describing the substantive operations and financial information relating to such operations of QuantaSing Group Limited and its subsidiaries and the affiliated entities as a whole, refers to QuantaSing Group Limited and its subsidiaries and the affiliated entities. Where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, these terms also refer to such subsidiaries as if they were subsidiaries of our company at the relevant time; and

•

“WFOE” or “Beijing Liangzizhige” refers to Beijing Liangzizhige Co., Ltd., our wholly-owned PRC subsidiary, and, “WFOE,” in the context of describing our consolidated financial information, refers to our respective wholly-owned subsidiary in connection with our business at the relevant time before the completion of the restructuring and spin-off.

Unless specifically indicated otherwise or unless the context otherwise requires, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional ADSs.

We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our reporting currency is Renminbi. This prospectus contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and vice versa in this prospectus are made as RMB6.6981 to US$1.0000, the exchange rate in effect as of June 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. All translations from Renminbi to U.S. dollars and vice versa for the industry data extracted from the F&S report are made as RMB6.4566 to US$1.0000, the exchange rate in effect as of June 30, 2021, as set forth in the same source. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

THE OFFERING

Offering price per ADS	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares to be issued and outstanding after this offering	ordinary shares, comprising Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprising Class A ordinary shares and Class B ordinary shares).

ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold the underlying Class A ordinary shares represented by your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for the underlying Class A ordinary shares, subject to the terms of the deposit agreement relating to the ADSs. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

You should carefully read “Description of American Depositary Shares” section in this prospectus to better understand the terms of the ADSs. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to [ten] votes, voting together as one class, on all matter subject to vote at general meetings of our company.

Each Class B ordinary share is convertible into Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person that is not Mr. Peng Li or his ultimately controlled entity, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person that is not Mr. Peng Li or an affiliate of Mr. Peng Li, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for, among others, improving the learning experience of our learners and our content development capability, broadening our course offerings, advancing our technology infrastructures, enhancing our marketing and brand promotions, and general corporate purposes and working capital. See “Use of Proceeds” for more information.

Lock-up	[We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have agreed to , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the underwriters.] See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed ADS program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program.]

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange]/[Nasdaq Stock Market] under the symbol “QSG.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2022.

Depositary	.

The number of ordinary shares that will be issued and outstanding immediately after this offering:

•

is based on 155,486,269 issued and outstanding ordinary shares (including 105,627,220 Class A ordinary shares and 49,859,049 Class B ordinary shares) as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering;

•	includes Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•

excludes 15,400,062 Class A ordinary shares issuable upon exercise of our outstanding options and 6,317,056 Class A ordinary shares reserved for future issuances under our existing share incentive schemes.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data for the fiscal years ended June 30, 2021 and 2022, summary consolidated balance sheets data as of June 30, 2021 and 2022 and summary consolidated statements of cash flows data for the fiscal years ended June 30, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (the “U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Consolidated Financial and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive loss data for the periods indicated.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for per share data)
Revenues	1,759,940	2,867,974	428,177
Cost of revenues	(178,927)	(408,757)	(61,026)

Gross profit	1,581,013	2,459,217	367,151
Operating expenses:
Sales and marketing expenses	(1,694,941)	(2,254,459)	(336,582)
Research and development expenses	(116,265)	(273,484)	(40,830)
General and administrative expenses	(100,341)	(166,650)	(24,879)

Total operating expenses	(1,911,547)	(2,694,593)	(402,291)

Loss from operations	(330,534)	(235,376)	(35,140)

Other incomes, net:
Interest income	441	387	58
Others, net	15,093	19,913	2,973

Loss before income tax	(315,000)	(215,076)	(32,109)
Income tax expenses	(1,037)	(18,350)	(2,740)

Net loss	(316,037)	(233,426)	(34,849)
Other comprehensive income, net	—	1,839	275

Total comprehensive loss	(316,037)	(231,587)	(34,574)

Net loss per ordinary share
- Basic	(12.89)	(5.26)	(0.78)
- Diluted	(12.89)	(5.26)	(0.78)
Non-GAAP financial measures(1)
Gross billings of individual online learning services	2,045,203	2,758,236	411,795

Adjusted net (loss)/profit	(214,207)	58,003	8,659

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table presents our summary consolidated balance sheet data for the periods indicated.

	As of June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	25,101	266,427	39,777
Short-term investments	29,629	132,632	19,801
Accounts receivable, net	99,127	1,937	289
Amount due from related parties	2,448	47,394	7,076
Prepayments and other current assets	118,582	115,560	17,252

Total current assets	274,887	563,950	84,195
Non-current assets
Property and equipment, net	4,749	5,169	772
Intangible assets, net	33,332	—	—
Operating lease right-of-use assets	9,344	23,917	3,571
Other non-current assets	7,914	10,430	1,557

Total non-current assets	55,339	39,516	5,900

TOTAL ASSETS	330,226	603,466	90,095

LIABILITIES
Current liabilities
Accounts payable	74,462	45,178	6,746
Accrued expenses and other current liabilities	68,895	108,592	16,210
Amounts due to related parties	19,546	—	—
Income tax payable	2,303	7,298	1,090
Contract liabilities, current portion	267,729	384,729	57,439
Advance from customers	133,201	151,089	22,557
Operating lease liabilities, current portion	7,128	16,331	2,438

Total current liabilities	573,264	713,217	106,480

Non-current liabilities
Contract liabilities, non-current portion	26,358	8,869	1,324
Operating lease liabilities, non-current portion	1,942	6,566	980
Deferred tax liabilities	8,168	—	—

Total non-current liabilities	36,468	15,435	2,304

TOTAL LIABILITIES	609,732	728,652	108,784

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	—	82,002	12,243
Series B convertible redeemable preferred shares	—	94,833	14,158
Series B-1 convertible redeemable preferred shares	—	33,612	5,018
Series C convertible redeemable preferred shares	—	108,892	16,257
Series D convertible redeemable preferred shares	—	104,156	15,550
Series E convertible redeemable preferred shares	—	240,665	35,930

TOTAL MEZZANINE EQUITY	—	664,160	99,156

INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT
Parent Company’s investment deficit	(279,506)	—	—
Class A ordinary shares	—	3	—
Class B ordinary shares	—	29	4
Additional paid-in capital	—	69,934	10,442
Accumulated other comprehensive income	—	1,839	275
Accumulative deficit	—	(861,151)	(128,566)

TOTAL INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT	(279,506)	(789,346)	(117,845)

TOTAL LIABILITIES, MEZZANINE EQUITY AND INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT	330,226	603,466	90,095

The following table presents our summary consolidated statements of cash flows data for the periods indicated.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	79,425	272,636	40,704
Net cash used in investing activities	(62,353)	(108,581)	(16,211)
Net cash (used in)/provided by financing activities	(21,093)	71,629	10,695
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	5,642	842

Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,021)	241,326	36,030
Cash and cash equivalents and restricted cash at the beginning of the year	29,122	25,101	3,747
Cash and cash equivalents and restricted cash at the end of the year	25,101	266,427	39,777

Financial Information Relating to the Affiliated Entities

The following tables present the condensed consolidating schedules for QuantaSing Group Limited (including share-based compensation expenses pushed down by Witty network and EW Technology), our WFOE that is the primary beneficiary of the VIE under the U.S. GAAP (the “primary beneficiary of the VIE”), the VIE and its subsidiaries, and our other subsidiaries that are not the primary beneficiary of the VIE (i.e., our subsidiaries in the BVI and Hong Kong) for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	For the fiscal year ended June 30, 2022
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
External revenues	—	—	756	2,867,218	—	2,867,974
Intra-group revenues(1)	—	—	230,281	—	(230,281)	—

Total revenues	—	—	231,037	2,867,218	(230,281)	2,867,974
External cost of revenues and operating expenses	(292,110)	(4)	(235,092)	(2,576,144)	—	(3,103,350)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements(1)	—	—	—	(230,281)	230,281	—

Total cost of revenues and operating expenses	(292,110)	(4)	(235,092)	(2,806,425)	230,281	(3,103,350)

Share of (loss)/income from subsidiaries(2)	(4,028)	(4,101)	—	—	8,129	—
Income/(loss) of the VIE(2)	62,712	62,712	62,712	—	(188,136)	—
Other income/(loss)	—	77	(46)	20,269	—	20,300

(Loss)/income before income tax	(233,426)	58,684	58,611	81,062	(180,007)	(215,076)

Income tax expenses	—	—	—	(18,350)	—	(18,350)

Net (loss)/income	(233,426)	58,684	58,611	62,712	(180,007)	(233,426)

	For the fiscal year ended June 30, 2021
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
External revenues	—	—	147	1,759,793	—	1,759,940
Intra-group revenues(1)	—	—	185,036	—	(185,036)	—

Total revenues	—	—	185,183	1,759,793	(185,036)	1,759,940
External cost of revenues and operating expenses	(101,830)	—	(174,198)	(1,814,446)	—	(2,090,474)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements(1)	—	—	—	(185,036)	185,036	—

Total cost of revenues and operating expenses	(101,830)	—	(174,198)	(1,999,482)	185,036	(2,090,474)

Share of income/(loss) from subsidiaries(2)	10,835	10,835	—	—	(21,670)	—
(Loss)/income of the VIE(2)	(225,042)	(225,042)	(225,042)	—	675,126	—
Other (loss)/income	—	—	(150)	15,684	—	15,534

(Loss)/income before income tax	(316,037)	(214,207)	(214,207)	(224,005)	653,456	(315,000)

Income tax expenses	—	—	—	(1,037)	—	(1,037)

Net (loss)/income	(316,037)	(214,207)	(214,207)	(225,042)	653,456	(316,037)

Condensed consolidating balance sheets information

	As of June 30, 2022
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	18	40,279	142,681	83,449	—	266,427
Short-term investments	—	—	78,257	54,375	—	132,632
Accounts receivable, net	—	—	—	1,937	—	1,937
Amounts due from related parties	—	—	—	47,394	—	47,394
Amounts due from intra-group companies(3)	—	—	—	155,960	(155,960)	—
Prepayments and other current assets	—	—	3,770	111,790	—	115,560
Operating lease right-of-use assets	—	—	2,480	21,437	—	23,917
Property and equipment, net	—	—	1,500	3,669	—	5,169
Other non-current assets	—	—	818	9,612	—	10,430
Investment in subsidiaries	81,979	41,700	—	—	(123,679)	—

Total assets	81,997	81,979	229,506	489,623	(279,639)	603,466

Accounts payables	—	—	—	45,178	—	45,178
Accrued expenses and other current liabilities	630	—	30,346	77,616	—	108,592
Amounts due to intra-group companies(3)	—	—	155,960	—	(155,960)	—
Income tax payable	—	—	—	7,298	—	7,298
Contract liabilities	—	—	—	393,598	—	393,598
Advance from customers	—	—	—	151,089	—	151,089
Operating lease liabilities	—	—	1,500	21,397	—	22,897
Net liabilities of the VIE(2)	206,553	206,553	206,553	—	(619,659)	—

Total liabilities	207,183	206,553	394,359	696,176	(775,619)	728,652

Total mezzanine equity	664,160	—	—	—	—	664,160

Total shareholders’ deficit	(789,346)	(124,574)	(164,853)	(206,553)	495,980	(789,346)

	As of June 30, 2021
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	—	—	375	24,726	—	25,101
Short-term investments	—	—	8,001	21,628	—	29,629
Accounts receivable, net	—	—	—	99,127	—	99,127
Amounts due from related parties	—	—	—	2,448	—	2,448
Amounts due from intra-group companies(3)	—	—	—	500	(500)	—
Prepayments and other current assets	—	—	3,359	115,223	—	118,582
Operating lease right-of-use assets	—	—	42	9,302	—	9,344
Property and equipment, net	—	—	1,446	3,303	—	4,749
Intangible assets, net	—	—	—	33,332	—	33,332
Other non-current assets	—	—	1,090	6,824	—	7,914

Total assets	—	—	14,313	316,413	(500)	330,226

Accounts payables	—	—	—	74,462	—	74,462
Accrued expenses and other current liabilities	—	—	17,130	51,765	—	68,895
Amounts due to related parties	—	—	12,546	7,000	—	19,546
Amounts due to intra-group companies(3)	—	—	500	—	(500)	—
Income tax payable	—	—	—	2,303	—	2,303
Contract liabilities	—	—	—	294,087	—	294,087
Advance from customers	—	—	—	133,201	—	133,201
Operating lease liabilities	—	—	37	9,033	—	9,070
Deferred tax liabilities	—	—	—	8,168	—	8,168
Deficit in subsidiaries(2)	15,900	15,900	—	—	(31,800)	—
Net liabilities of the VIE(2)	263,606	263,606	263,606	—	(790,818)	—

Total liabilities	279,506	279,506	293,819	580,019	(823,118)	609,732

Total invested deficit	(279,506)	(279,506)	(279,506)	(263,606)	822,618	(279,506)

Condensed consolidating cash flows information

	For the fiscal year ended June 30, 2022
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(49)	85	(223,119)	495,719	—	272,636
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	239,597	(239,597)	—	—

Net cash (used in)/provided by operating activities	(49)	85	16,478	256,122	—	272,636

Cash flows from investing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	(47,116)	(64,236)	—	(155,960)	267,312	—
Net cash (used in)/provided by transactions with third-parties	—	—	(70,833)	(31,836)	—	(102,669)
Net cash (used in)/provided by transactions with related parties	—	—	—	(5,912)	—	(5,912)

Net cash (used in)/provided by investing activities	(47,116)	(64,236)	(70,833)	(193,708)	267,312	(108,581)

Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	—	47,116	220,196	—	(267,312)	—
Net cash provided by/(used in) transactions with related parties	47,183	51,686	(23,549)	(3,691)	—	71,629

Net cash provided by/(used in) financing activities	47,183	98,802	196,647	(3,691)	(267,312)	71,629

Effect of exchange rate changes	—	5,628	14	—	—	5,642

Net increase (decrease) in cash and cash equivalents	18	40,279	142,306	58,723	—	241,326

Cash and cash equivalents at the beginning of the year	—	—	375	24,726	—	25,101

Cash and cash equivalents and restricted cash at the end of the year	18	40,279	142,681	83,449	—	266,427

	For the fiscal year ended June 30, 2021
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	—	—	(174,449)	253,874	—	79,425
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	204,121	(204,121)	—	—

Net cash provided by operating activities	—	—	29,672	49,753	—	79,425

Cash flows from investing activities:
Net cash used in transactions with third parties	—	—	(9,471)	(53,384)	—	(62,855)
Net cash provided by/(used in) transactions with related parties	—	—	1,755	(1,253)	—	502

Net cash used in investing activities	—	—	(7,716)	(54,637)	—	(62,353)

Cash flows from financing activities:
Net cash (used in)/provided by transactions with related parties	—	—	(21,581)	488	—	(21,093)

Net cash (used in)/provided by financing activities	—	—	(21,581)	488	—	(21,093)

Effect of exchange rate changes	—	—	—	—	—	—

Net increase/(decrease) in cash and cash equivalents	—	—	375	(4,396)	—	(4,021)

Cash and cash equivalents at the beginning of the year	—	—	—	29,122	—	29,122

Cash and cash equivalents at the end of the year	—	—	375	24,726	—	25,101

Notes to the condensed consolidating financial information:

(1)

Represents the elimination of the intercompany technical consulting and related service charges under the contractual arrangements at the consolidation level. In the fiscal years ended June 30, 2021 and 2022, the total amount of the service fees that charged to the VIE by our WFOE under the relevant agreements was RMB185.0 million and RMB230.3 million, respectively. In the fiscal years ended June 30, 2021 and 2022, the total amount of the service fees that the VIE paid to our WFOE under the relevant agreements was RMB204.1 million and RMB239.6 million, respectively.

(2)	Represents the elimination of the net consolidated balances among QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries.
(3)

Represents the elimination of intercompany balances among QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries. The balances as of June 30, 2021 were related to intercompany prepayment and payables for the technical consulting and related service charges under the contractual arrangements. The balances as of June 30, 2022 were related to the intercompany loan of RMB156.0 million provided by the VIE to the primary beneficiary of the VIE for cash management purposes.

(4)

Represents the elimination of intra-group investments and loans related cash activities among QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIE, and the VIE and its subsidiaries. During the fiscal year ended June 30, 2022, (i) QuantaSing Group Limited provided an aggregate of capital contribution of RMB47.1 million to other subsidiaries; (ii) other subsidiaries made a capital injection of RMB64.2 million to the primary beneficiary of the VIE; and (iii) and the VIE also provided an intercompany loan of RMB156.0 million to the primary beneficiary of the VIE for cash management purpose. These transactions were eliminated at the consolidation level.

Key Operating Metrics

The following table presents certain key operating data as of/for the periods indicated.

	As of June 30,
	2021	2022

	(in millions)
Registered users
Financial literacy	17.0	50.4
Other personal interests	—	8.4

Total registered users	17.0	58.8
Introductory course learners(1)
Financial literacy	11.9	24.0
Other personal interests	—	3.5

Total introductory course learners	11.9	27.5

	For the fiscal year ended June 30,
	2021	2022
	(in millions, except for percentages)
Paying learners
Financial literacy	0.8	1.0
Other personal interests	—	0.1

Total paying learners	0.8	1.1
Repeat purchase rate	29.3%	49.5%

(1)	We offer our introductory-level courses free of charges or, occasionally, for a nominal price, which was no more than RMB9.9 as of June 30, 2022.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, results of operations and financial condition, and our ability to pay dividends. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited history in providing adult personal interest learning services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised.

We began to offer our financial literacy learning services in July 2019, which accounted for 88.8% and 80.2% of our total revenues in the fiscal years ended June 30, 2021 and 2022, respectively. In August 2021, we launched additional course for other personal interests, which accounted for 6.8% of our total revenues in the fiscal year ended June 30, 2022. We are continuously initiating new course offerings to further diversify and expand our business in online adult learning market for personal interest courses. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our revenue growth, operating cash flows, operating margins, conversion and repeat purchase rate. For instance, we have experienced significant growth in terms of the number of registered users and paying learners since the inception of our business. However, our progressive online course mode is relatively new and subject to many uncertainties, such as the attractiveness of the course mode, methods to project market demand, measurable industry standards, and monetization opportunities. The online adult learning market and the interests of the general public have also been evolving rapidly in recent years. We have encountered, and may continue to encounter, risks, challenges and uncertainties associated with operating an online adult learning market, such as expanding the learner base, increasing the number of paying learners and their spending, ensuring the effectiveness of our sales and marketing efforts, improving and expanding our offerings, addressing regulatory compliance and uncertainty, engaging and retaining high-quality staff, and building and managing reliable and secure IT systems and infrastructure. If we do not manage these risks successfully, our operating and financial results may suffer and differ materially from our historical performance and expectations.

If we are unable to continue to attract and retain learners, particularly paying learners, or increase their spending on our platforms, our business, results of operations, financial condition and future prospects will be materially and adversely affected.

We currently generate revenue primarily from the course fees paid by learners on our platforms. The success of our business depends heavily on the number of paying learners and the amount of fees that our learners are willing to pay, and the effectiveness of converting introductory course learners to paying learners over time. Our ability to continue to attract learners to attend and pay for our paid online courses and other offerings as well as to increase their spending on our platforms is critical to the continued success and growth of our business. If our learners do not purchase our premium courses or other paid services or products we may offer, our business, results of operations and financial condition may be materially and adversely affected.

Our ability to attract and retain learners in turn will depend on several factors particular to our learner engagement and retention capabilities, including, but not limited to, our ability to market our business and acquire new users and learners, the effectiveness of our progressive course made, the conversion of learners from introducing courses into paying learners, our ability to maintain the quality of the learning experience, the level of engagement of our live lectures, and the performance and rigor of our instructors and tutors. It also depends on our ability to develop and enhance the quality of our course offerings and other paid offerings to meet the changes in the online adult learning market and the evolving learner demands. However, we may not always be able to meet our learners’ expectations in terms of the quality and benefits of our offerings due to a variety of reasons, many of which are beyond our control. We may face learner dissatisfaction due to our learners’ perceptions of our failure to help them enhance their knowledge, achieve their learning goals, and their overall dissatisfaction over our offerings, instructors and tutors. We may also face learners’ reduced interest in financial literacy and other personal interest courses or other fields that our courses are designed for. In addition, we may also face other challenges such as (1) our ability to effectively market our offerings, enhance our brand awareness, and compete with comparable offerings; (2) negative publicity or perceptions regarding us or online learning services in general; (3) the emergence of alternative course modes; (4) increasing market competition, including price reductions by competitors that we are unable or unwilling to match; and (5) adverse changes in government policies or general economic conditions.

If one or more of these factors reduce the market demand for our offerings, especially our premium courses, our user base and, in particular, our paying learner base could be negatively affected, and the costs associated with customer acquisition and retention could increase. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business. If we are unable to continue to attract learners to pay for our courses and increase their spending on our course offerings, our revenue may decline and our growth prospects may be adversely affected. In addition, failure to maintain and increase our learner base could also affect our marketing services, which depends in part on the strength of our learner base. As a result, our business, results of operations and financial condition may be materially and adversely affected.

The interests and needs of the general public in the field of personal development is changing rapidly. If we fail to adapt and expand our course offerings to effectively and timely address the change of market demands, we may fail to maintain or increase our existing learner base or attract new learners and become less competitive.

Our course offerings primarily focus on courses relating to financial literacy and selected subjects on personal interests, such as short video production. Many of our learners attend and purchase our courses for personal interest and development needs such as personal wealth management, personal well-being and creative pursuits. Such needs may change from time to time due to various reasons, including, but not limited to, the shift of interests and trending topics. To attract new learners and increase revenue from existing learners, we need to continuously expand and adjust our course offerings to meet their evolving interests and needs. As such, our future growth and profitability depend in part on our ability to develop courses in response to our learners’ interests and demands in new course subjects. However, we may not have adequate financial or technological resources to respond to such changes and develop content efficiently to satisfy the demands for these new course subjects. Our lack of familiarity with new course subjects may make it more difficult for us to keep pace with the evolving customer demands and preferences. If the learners are no longer interested in the topics covered by our current courses, or if we are unable to develop content that addresses learners’ evolving needs or to enhance and improve our platforms in a timely manner, we may not be able to maintain or increase market acceptance of our platforms. In addition, there may be existing market leaders in the new course subjects that we intend to expand our courses into. These companies may compete more effectively than us by leveraging their deeper industry experience, stronger brand recognition, and greater funding on content development. If we fail to maintain adequate resources or compete effectively with our competitors, our business could be harmed. Furthermore, if we fail to comply with laws and regulations applicable to these new course offerings, our reputation, business, results of operations and financial condition may be adversely affected.

We have a limited operating history with service offerings to enterprise customers. We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

We continue to expand our services and products to grow our business. In February 2020, we launched our marketing services to enterprise customers. In June 2022, we launched our enterprise talent management services. We have a limited track record or experience in generating revenue from such new initiatives, which may adversely affect our prospects and ability to compete with the existing market players in the relevant fields. The endeavors to offer new services, contents and products, which are usually costly and time-consuming, could disrupt our ongoing business, divert our management resources, and require us to make significant investments in establishing and maintaining cooperative relations, pursuing R&D projects, and furthering sales and marketing efforts, all of which may not be successful. We may also have to optimize our employee structure to adapt to the evolving market and business conditions, which may adversely affect our business, results of operations, financial condition and reputation. We cannot assure you that any of such new business initiatives will achieve market acceptance or generate sufficient revenues in a timely manner, or at all, to offset the costs and expenses incurred prior to their launch. We also cannot assure you that any such initiatives, will generate a desired level of profit or be compatible with our other offerings. If we are unsuccessful in the exploration of additional services due to financial constraints, failure to attract qualified personnel or other reasons, we may not be able to maintain or increase our revenue or recover any associated costs, expenses and expenditures, and our business, results of operations and financial condition could be adversely affected.

To seize the rising demands in oversea markets for online learning services, we are also exploring opportunities to expand into our service offering into overseas markets where we have limited experience in developing and operating overseas business. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability, or at all. In addition, we may in the future introduce new services and products to further diversify our revenue streams, including services with which we have little or no prior operating experience. These activities may also require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on such resources. We cannot assure you that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our new business and strategies, our business, results of operations and financial condition could be adversely affected.

We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material and adverse impact on our business, results of operations and financial condition.

We are subject to government regulations for our operations in China. In particular, the online learning and live streaming business in China are highly regulated by the PRC government. As of the date of this prospectus, as advised by our PRC counsel, CM Law Firm, our WFOE and the affiliated entities have obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service (the “ICP License”), the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program (the “Audio-Visual License”) for offering certain courses in live streaming or audio-visual contents.

According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which include making and editing of audio-visual programs concerning educational content and broadcasting such content to the general public online, without the Audio-Visual License, issued by the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”) (currently known as National Radio and Television Administration), or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for an Audio-Visual License. See “Regulation — Regulations on Online Transmission of Audio-Visual Programs.” We have not obtained the Audio-Visual License for offering certain courses in live streaming format and video recordings of live streaming courses and certain other audio-video contents such as short, pre-recorded videos and audio podcasts through our platforms to our users. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. As of the date of this prospectus, we have not been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities due to our provision of internet audio-visual contents through our platforms without any requisite license, but we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content in the future.

We cannot assure you that local PRC authorities will not adopt different enforcement practice or will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online learning industry, which may subject us to additional licensing requirements. We may also be required to apply for and obtain additional licenses or permits for our operations in China as the interpretation and implementation of current PRC laws and regulations continue to evolve. We may be deemed to provide certain services or conduct certain activities and be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of the relevant terms under internet related PRC regulations and laws. For instance, due to the ambiguity of the definition of “online publishing service” under the PRC laws and regulations, the online distribution of content, including our audio-visual contents and other course materials, through our platforms, may be regarded as an “online publishing service” and, therefore, we or the affiliated entities may be required to obtain an Online Publishing Service License. Failure to obtain such licenses may subject us to fines, confiscation of relevant gains, suspension of the operations of our online platforms and other liabilities. As of the date of this prospectus, we have not been required by the relevant regulatory authorities to obtain such license, nor have we been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities for failure to obtain such license. However, we cannot assure that we or the affiliated entities will not be required to obtain such license or subject to penalties, fines, legal sanctions or an order to suspend the relevant services in the future.

The interpretation or implementation of existing laws and regulations are subject to changes from time to time, and the implementation of new laws and regulations is subject to uncertainties. If government authorities determine that our operations in China fall within the scope of business operations that require additional licenses, permits or approvals, we or the affiliated entities may not be able to obtain such licenses, permits or approvals in a timely manner or on commercially reasonable terms or at all, and failure to obtain such licenses, permits or approvals may subject us to fines, legal sanctions or an order to suspend our related operations. Moreover, we or the affiliated entities may fail to renew or update any of our existing licenses and permits in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Government authorities may also from time to time issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations, which could require us to obtain new and additional licenses, permits or approvals. Considerable uncertainties could exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. If we or the affiliated entities are not able to comply with the applicable legal requirements, we may be subject to fines, confiscation of the gains derived from non-compliant operations, or suspension of non-compliant operations, any of which may materially and adversely affect our business, results of operations and financial condition. Moreover, as we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under PRC laws and regulations, and we or the affiliated entities may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals. We cannot assure you that we or the affiliated entities will be able to meet these requirements in a timely manner, or at all.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance our brand recognition, we may face difficulty in expanding our services and attracting users and learners, and in turn our reputation, business, results of operations and financial condition may be harmed.

We believe that market awareness of our brand has contributed significantly to the success of our business. We currently operate our online learning services mainly under the brand of “QiNiu,” “JiangZhen,” and

“QianChi.” Maintaining and enhancing our brand is critical to our efforts to increase the market awareness of our services and attract users and learners, which are in turn critical to our business growth. Our ability to maintain and enhance brand recognition and reputation depends primarily on the continued marketing activities and the increasing recognition of our course offerings by the public. Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, tutors and other employees, as well as the industry in which we operate, can harm our brand recognition and reputation. In recent years, we have devoted significant resources to our brand promotion efforts, hiring and training our teaching staff and improving our course offerings, but we cannot assure you that these efforts will continue to be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, regardless of its veracity, we may not be able to expand our services or attract new learners successfully or efficiently, and our business, results of operations and financial condition may be materially and adversely affected.

We may be adversely affected by negative publicity concerning us or our business, shareholders, affiliates, directors, officers, instructors, tutors and other employees, as well as the industry in which we operate, regardless of its accuracy.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, tutors and other employees, as well as the industry in which we operate, can harm our brand recognition and reputation. For instance, we have, from time to time, been subject to online complaints by alleged users or third parties claiming that our paid courses were overpriced and not useful, or that the contents on our platforms and the description about our services are invalid and misleading. We have also been subject to claims of fraudulent activities for the provision of our online learning services, which could harm consumer interests. Such negative publicity concerning the foregoing could be related to a wide variety of matters, including but not limited to:

•

alleged misconduct or other improper activities committed by our instructors, tutors and other staff, including misrepresentation made by our employees to learners during sales and marketing activities, and other fraudulent activities to inflate or distort our offerings;

•	false or malicious allegations or rumors about us or our instructors, tutors, directors, shareholders, affiliates, officers, and other staff;

•	complaints by our learners about our sales and marketing activities;

•	refund disputes of course fees between us and our learners or administrative penalties;

•	breaches of confidentiality, in particular that of sensitive personal information;

•	employment-related claims; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In connection with our marketing services to enterprise customers, we are also subject to the risk that users and third parties may attribute any fraudulent and inappropriate contents from enterprise customers to us, and direct their claims and complaints against us, which will have a material adverse impact on our reputation and business.

In addition to traditional media, there has been an increasing use of social media and similar tools in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media is virtually immediate, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us, our shareholders, affiliates, directors, officers, instructors, tutors and other staff, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our brand, reputation, business, results of operations and financial condition.

We face intensive industry competition. If we fail to compete effectively, it could divert learners to our competitors, lead to pricing pressure and loss of market shares, which could materially and adversely affect our business, results of operations and financial condition.

The online adult learning market in China is competitive, and we expect competition in this sector to persist and intensify. We face competition from other market participants in each part of our service offerings, including both individual online learning services and enterprise services. Some of our current or future competitors may have longer operating history, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these industry participants across a range of dimensions, including, among others, high-quality instructors, technology infrastructure, data analytics capability, quality of services and learning experience, brand recognition, and scope of course offerings. Our competitors may adopt similar curriculums and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their services. They may also respond more quickly than we can to the changes in learners’ preferences, market needs or new technologies. Therefore, we may have to reduce course fees or increase spending in response to such competition, which may impair our business, results of operations and financial condition. If we are unable to successfully compete for learners, maintain or increase the level of course fees, attract and retain competent instructors or other key personnel, or maintain the quality of our online learning services in a cost-effective manner, we may lose market shares to our competitors and our profitability and future prospects may also be materially and adversely affected.

If we are not able to improve or maintain the efficiency of our customer acquisition efforts, our business, results of operations and financial condition may be materially and adversely affected.

Our business success and expansion depend significantly on our ability to continue to grow our learner base. Customer acquisition in the online adult learning market is a sophisticated process that requires substantial resources and careful planning. We acquire new learners primarily through certain limited marketing channels, including popular live streaming mobile apps and/or social media such as Douyin, Weixin and Kuaishou. The outcome of our customer acquisition efforts depends on a number of factors, such as the efficacy of our sales and marketing activities, the cost incurred in customer acquisition, the competitiveness of our course offerings, and external market forces, some of which may be beyond our control. We have incurred significant sales and marketing expenses historically and we expect such trend will continue. For the fiscal years ended June 30, 2021 and 2022, we incurred sales and marketing expenses of RMB1,694.9 million and RMB2,254.5 million (US$336.6 million), representing 96.3% and 78.6% of our total revenues during the same periods, respectively. Our sales and marketing expenses primarily comprise marketing and advertising fees paid to third-party online social media to attract new users and promote our brands, and we expect such expenditures to continue to account for a significant portion of the operating expenses in the future. As such, the cost-effectiveness of our sales and marketing depends heavily on our ability to enhance returns from such marketing channels. However, we cannot assure that such expenditures will bring the desired benefits to our business and generate sufficient revenues to offset the costs and expenses incurred in a timely manner or at all. In addition, we cannot assure you that our sales and marketing activities, including those through our marketing channels, will be effective to grow our user or learner base as we anticipate, which will materially and adversely affect our results of operations and future prospects. To the extent that we fail to leverage such channels, or if there is any change, disruption or discontinuity in our marketing channels, our business, results of operations and financial condition may be materially and adversely affected.

In addition, the sales and marketing approaches, technologies and tools used in China’s online adult learning market are evolving, which requires us to enhance our marketing and branding approaches and experiment with new methods and technology to keep pace with industry developments and learners’ preferences. Failure to refine our existing sales and marketing approaches or to incorporate new approaches in a cost-effective manner may affect our revenue, operating margins and other financial indicators, as well as our market position and growth potentials.

Furthermore, our ability to enhance our customer acquisition efficiency also depends significantly on the effectiveness of our progressive course mode to attract users to our premium courses. Once we bring new users onto our platforms, we encourage them to attend our introductory courses, and subsequently, to enroll in our premium courses. Substantially all of our paying learners have previously attended our introductory courses. We cannot assure you that our progressive course mode will continue to enlarge our paying learner base as we anticipate. To the extent that we fail to maintain the effectiveness of such organic business mode in converting users to paying learners, our business, results of operations and financial conditions may be materially and adversely affected.

We may not be able to timely develop and enrich the contents of our course offerings to make them appealing to existing and prospective learners or in a cost-effective manner, or at all.

We continue to develop and enrich the contents of our course offerings to improve the learning experience and results. We proactively seek learner feedback and refer to market research to upgrade or enrich our course offerings, including improving the content and teaching methods for our existing courses and developing new contents. We develop, update and improve our course offerings and materials to stay abreast of learner feedback, market demand and new trends in course subjects, and we may, from time to time, adjust our course mix by ceasing the offering of outdated or unpopular courses and launching new courses. We cannot assure you, however, that the adjustments to our course mix will always be efficient or successful. We also rely in part on our intelligent tools for content development to generate insights on learners’ perception of and response to our course offerings, which allows us to adjust our courses accordingly. However, the modifications, updates and expansions of our existing course content and the development of new course subjects may not be accepted by or attractive to existing or prospective learners. The degree of acceptance and adoption may also deviate from our projections. We may also fail to introduce or deliver our course content and learning materials as swiftly as learners expect or as fast as our competitors introduce their comparable content and materials. Furthermore, offering new content and materials or upgrading existing ones may incur significant costs and expenses, human capital, management attention and other resources, and we may be unable to generate the level of return as we expect or at all. Our new offerings may also compete with or otherwise fail to fit well with our existing ones. If we are unsuccessful or inefficient in developing and modifying our course offerings, the quality and appeal of our course offerings and the learning experience could be impaired, which may materially and adversely affect our reputation and performance.

We have a limited number of instructors and content development staff, and may rely on certain top-quality instructors and content development staff for our course offerings. If we fail to engage, train and retain such staff or a sufficient number of them, or if they underperform, the quality of our course offerings and our ability to attract prospective learners may be materially and adversely affected.

Our instructors and content development staff are critical to the attractiveness of our course offerings, the learning experience, our reputation and market recognition, and our ability to convert more registered users to paying learners. In addition, the caliber and performance of our instructors, whether actual or perceived, are crucial to the quality of our offerings and the learning experience. The number of qualified personnel in the online adult learning market is limited, and we must provide competitive compensation and attractive career development opportunities to attract and retain them. We must also provide training and other support to our instructors and/or content development staff to ensure that they precisely capture the demand of learners and deliver course offerings effectively with consistent high quality. Furthermore, as we continue to develop new learning contents, we may need to engage additional instructors and/or content development staff with compatible skillsets.

However, we cannot guarantee that we will be able to provide the desired compensation, career paths and other opportunities to recruit, retain and support instructors or content development staff. Any of their departure may reduce the attractiveness of our course offerings, harm the course enrollments and result in temporary or prolonged disruptions to our operations. If our instructors and/or content development staff join our competitors, existing and potential learners may decide to follow and enroll in courses offered by our competitors, which may weaken our position in the market. In addition, we cannot assure you that our instructors can consistently deliver each session to meet our learners’ expectations or our standards, or otherwise maintain or improve their credentials and overall performance in line with the evolving requirements of our course offerings. Furthermore, from time to time, our reliance on certain top-quality instructors may expose us to concentration risks. As a result, any shortage of high-quality instructors or any significant increase in the cost to retain high-quality instructors could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to price our courses and other services effectively.

Our results of operations are affected by the pricing of our courses and other services, especially our premium courses. We consider a number of factors in determining the prices of our courses, primarily including our course quality and service capabilities, as well as the macroeconomic environment. We believe our high-quality course offerings have allowed us to price our courses effectively. However, our ability to price our courses and other services effectively may be subject to a number of factors, such as the market demand of our existing and new offerings, the changes in macroeconomic factors, in particular the individual disposable income and consumer spending, and the pricing of our competitors, many of which could be beyond our control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Results of Operations — Specific factors affecting results of operations — Ability to effectively price our courses.” If we fail to price our courses and other services effectively, our business, results of operations and financial condition could be materially and adversely affected.

The success and future growth of our business will be affected by the acceptance and interests of individual learners in online learning services and the market trends in the integration of technology and such services.

We primarily operate at the intersection of the online learning and technology industries, and our business model features the integration of technology and online learning services to provide an engaging and immersive online learning experience. However, adult personal interest learning is a relatively new concept in China, and there are limited proven methods to project learners’ demand or preference or available industry standards on which we can rely. The general public, many of whom are our potential learners, may not recognize and accept the concept of learning through digital platforms. They may also have concerns over the effectiveness of our platforms, considering our relatively new business model and the fragmented market landscape. Even with the proliferation of the internet and mobile devices in China, we believe that some of our target learners may still be inclined to choose traditional and face-to-face lessons and paper materials over pre-recorded videos, live streaming and online contents, as they could find the traditional method more reliable. As a result of the foregoing, the general public may not choose our platforms and may stay with traditional offline programs. If our offerings become less appealing to learners in the future, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to maintain and expand our relationships with enterprise customers, our ability to grow our enterprise services and revenue may be materially and adversely affected.

We launched our marketing services to enterprises in February 2020. Furthermore, we began to provide enterprise talent management services in June 2022 and have been exploring new opportunities with enterprise technical and operational support services to enterprise customers. We believe that our future success depends, in part, on our ability to grow our service offerings to enterprises, both by retaining and expanding our relationship with existing customers and attracting new ones. Our revenues generated from enterprise services was approximately RMB144.3 million and RMB185.5 million (US$27.7 million) in the fiscal years ended June 30, 2021 and 2022, respectively. We have experienced significant growth in our enterprise services, but we cannot assure you that we will continue to achieve similar growth, or achieve any growth at all, in the future. Our ability to retain enterprise customers and expand our services to them may decline or fluctuate as a result of a number of factors, including enterprise customers’ satisfaction with our services, the growth of our online learning services to individual learners, the quality and timeliness of our customer success and customer support services, our prices, and the prices and features of competing services. If customers do not purchase additional services or renew their existing services, renew on less favorable terms, or fail to continue to expand their engagement with us, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations and financial condition.

We are subject to the complex and evolving PRC laws and regulations, many of which are subject to change and uncertain interpretation, and could result in claims, changes to business practices, monetary penalties, increased cost of operations, or declines in learner growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, our service offerings, cybersecurity, data security, personal information protection, foreign exchange and taxation. The introduction of new products and services may also subject us to additional laws, regulations or other government scrutiny. Moreover, the PRC regulatory framework governing financial marketing services is involving, and new laws or regulations may be promulgated to impose new requirements or prohibitions that render our operations or services non-compliant. For instance, on December 31, 2021, the People’s Bank of China, jointly with other six government authorities, issued the draft of Measures for Administration of Internet Marketing of Financial Products for public comments, to regulate, among others, financial institutions and internet platform marketing financial products. If such draft measures is enacted as proposed, our existing business model in our marketing services to enterprise customers may be materially and adversely affected and therefore be adjusted to comply with such amendments, and thus our business, results of operations and financial condition could be adversely affected.

These laws and regulations are continually evolving and may change significantly. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. These laws and regulations may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development of new services and products; result in negative publicity and increase our operating costs; require significant management time and attention; and subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for the current or historical operations in China, or demands or orders that we modify or cease existing business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our services could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, results of operations and financial condition could be adversely affected.

We are subject to a variety of evolving laws and regulations regarding cybersecurity, data security and personal information protection. If the data security measures adopted by us underperform, or if we otherwise fail to protect data security and personal information as required by relevant laws and regulations or by our users, we may lose existing users, fail to attract new users, and be subject to liabilities and other negative consequences.

Maintaining data security and protecting personal information are critical to our business. We process a large amount of data and information in various aspects of our business, in particular certain personally identifiable information relating to our users. For instance, users generally provide their mobile phone number and/or social media account information used for user registration and mailing address and bank account information for receipt of our delivery and refund services. Such information is potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. We face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. In addition, we are also subject to a variety of laws and regulations regarding cybersecurity, data security and personal information protection, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen or tampered with. To ensure the confidentiality and integrity of our data, we have implemented comprehensive and rigorous data security policies and measures to safeguard against unauthorized data access and disclosure to effectively address concerns related to privacy and data sharing. See “Business — Technology and Infrastructure — Data security and personal information protection.”

These policies and measures, however, may not be as effective as we anticipate. A party may nevertheless circumvent our security measures and disseminate or misappropriate proprietary and confidential information and jeopardize the confidential nature of such information. Any unauthorized or otherwise inappropriate disclosure or leakage of data, whether willful or accidental, may give rise to wrongful access, misuse or loss of our proprietary and confidential information or other records, which could disrupt our business and expose us to potential liabilities, costly litigations and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and business partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. Furthermore, we have expanded our services to enterprise customers, including provision of enterprise talent management services, and have been exploring new opportunities with enterprise technical and operational support services. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our clients to lose trust in us and could expose us to legal claims. A security breach that leads to leakage of data and information of our users and/or customers could subject us to legal liabilities, regulatory sanctions, reputational damage and loss of user confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable PRC data privacy and protection laws and regulations, and subject us to regulatory actions, investigations or litigations. As of the date of this prospectus, we have not incurred any material actions, investigations or litigations relating to cybersecurity and personal information protection. However, we cannot guarantee that we will not encounter such incidents in the future. If any of such events occurs, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Any potential risks related to our processing of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our services to learners. As a result, our business, results of operations and financial condition could be materially and adversely affected. Any of these issues could harm our reputation, adversely affect our ability to attract prospective learners, reduce their willingness to pay, or subject us to third-party lawsuits, regulatory fines or other action or liability. Any reputational damage resulting from breach of our security measures could create distrust of our company by prospective learners or investors. We may be required to spend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches. Any concerns or claims about our practices and compliance with regard to the processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

The PRC regulatory framework for data security and personal information protection is rapidly evolving, and we could face challenges in our continued compliance with the heightened regulatory scrutiny.

The PRC regulatory framework for data security and personal information protection is rapidly evolving and is likely to remain uncertain for the foreseeable future. For instance, on June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the PRC Data Security Law, which took effect on

September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, on July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data.

On August 20, 2021, the SCNPC passed the PRC Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021. The PIPL accentuates the importance of processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. Pursuant to the PIPL, a personal information processor is allowed to process (including to collect, store, use, transmit, provide, disclose and delete) personal information only under certain circumstances, such as processing with consent from such individual, or for necessity of performance of a contract to which such individual is a contracting party or statutory duties, management of human resource under the labor rules and regulations developed in accordance with the law or a collective contract signed in accordance with the law, protection of public interest, or reasonable usage of legally disclosed information. Processing of sensitive personal information, such as the personal information that is likely to result in damage to personal dignity, personal or property safety once illegally disclosed, as well as the personal information of minors under the age of 14, is subject to higher regulatory requirements including specific purpose, sufficient necessity, duty of explanation to such individuals and consent from a parent or a guardian of such minors. See “Regulation — Regulations on Privacy Protection” for details. We do not foresee any material impediments for us to comply with the PIPL and other existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects, based on the following reasons: as of the date of this prospectus, (1) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data; (2) there has been no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (3) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (4) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of our company, threatened against or relating to our company; and (5) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and have not received any inquiry, notice, warning or sanctions in this respect.

We cannot assure you that our existing data security and personal information protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards, or that we will comply with the applicable laws and regulation in all respects. If relevant government authorities interpret or implement these and other laws or regulations in ways that may negatively affect us, our current practice of collecting and processing data and personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, results of operations and financial condition. We could be adversely affected if PRC legislation or regulations require changes in business practices or privacy policies, or if the relevant PRC government authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition.

Refunds or potential refund disputes of our course fees may negatively affect our reputation, results of operations, cash flows and financial condition.

For our financial literacy courses, we generally offer paying learners for premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses. For details of our refund policy and revenue recognition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Results of Operations — Revenues.” For the fiscal years ended June 30, 2021 and 2022, we made refund payments of RMB137.4 million and RMB249.7 million (US$37.3 million), respectively, most of which were made pursuant to our tuition refund policy. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. For instance, paying learners may request refund due to reasons including but not limited to their dissatisfaction with our offerings, privacy concerns, accuracy of advertising contents regarding us, negative publicity regarding us or the industry in general, and any change or development in related PRC laws and regulations. Furthermore, our paying learners may disagree with us over the terms of our refund policies, the interpretation of relevant clauses, and the resolution of refund-related issues. Any refund payments that we may be required to make to our learners, as well as the expenses and resources involved for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation, brand image and market position. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our learners, which may significantly harm our brand name and divert our attention from operating our business.

We may be subject to liability claims for any inappropriate or illegal content in our course offerings and on our platforms, which could cause us to incur legal costs and suffer reputational damage and harm our future business prospects.

The PRC government and regulatory authorities have adopted regulations governing illegal content and information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, propagates superstition, insults others, or is obscene or violent. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as socially destabilizing or leaking state secrets of China. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For instance, the Circular of the SAPPRFT on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs requires online audio-visual live streaming service providers to monitor the living streaming content, and to have an established emergency reaction plan to replace content that violates PRC laws and regulations.

We implement strict monitoring procedures to remove inappropriate or illegal content in our courses and on our platforms. However, we cannot assure you that there will be no inappropriate or illegal materials included in our courses and learning materials and on our platforms. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the contents in our course offerings or on our platforms violates any laws, regulations or governmental policies or infringes their legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings and on our platforms could lead to significant negative publicity, which could harm our reputation and future business prospects.

Our reputation and business may be adversely affected by the misconduct and improper activities by our learners, teaching staff, other employees, enterprise customers and other stakeholders.

We could be liable for actions taken by misconduct and improper activities by our learners, teaching staff, other employees, enterprise customers and other stakeholders. For instance, we allow instructors to engage in real-time communication with our learners. Our courses undergo internal review and pilot testing before being broadcasted. We also monitor our live courses, chat messages and other content of our courses to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we will promptly remove such content. We have also adopted a set of intelligent tools to reduce the chance that such illegal or inappropriate content might appear on our platforms. However, since we have limited control over the real-time and offline behavior of our instructors, tutors, learners, as well as their behaviors outside our platforms, to the extent any improper behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited.

In addition, if any of our learners and potential learners associated with our platforms or business suffer or allege to have suffered financial or other harm following the services and products provided or contact initiated on our platforms, we may face civil lawsuits or other liability claims initiated by the affected person or governmental or regulatory authorities. In response to allegations of illegal or inappropriate activities conducted on our platforms or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platforms. As a result, our brand image and learner base may suffer, and our business, results of operations and financial condition may be materially and adversely affected.

We are also exposed to the risks associated with our marketing services such as fraud or other misconduct of our enterprise customers, other stakeholders and other persons relating to our platforms. For instance, the enterprises that we serve may be subject to regulatory penalties because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. The legal liabilities and regulatory actions on our enterprise customers or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations. Other types of misconduct also include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our prospective learners during marketing activities, which could harm our reputation. It is not always possible to deter such misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, results of operations and financial condition.

The marketing and promotion content on or relating to our platforms may subject us to penalties and other administrative actions or liabilities.

Under PRC advertising laws and regulations, we are obligated to monitor the marketing and promotion contents on our platforms to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Furthermore, the PRC Anti-Unfair Competition Law prohibits business operators from making false or misleading commercial promotions regarding its performance, functions, quality, sales, user feedback or accolades, to defraud or mislead customers. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of the related income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. We have been and could, from time to time in the future continue to be, subject to such penalties and fines. For instance, Beijing Feierlai historically received certain administrative penalties of warning and fines for making false and misleading promotion of its instructors and the effectiveness and benefits of its financial literacy course offerings. Moreover, in circumstances involving serious violations by us, PRC government authorities may force us to terminate our marketing or promotion-related operations or revoke our licenses. See “Regulation — Regulations on Advertisement.”

While we have made significant efforts to ensure that the marketing and promotion materials on our platforms are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such materials will always comply with the relevant advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. For instance, we cannot guarantee that all descriptions of our online courses on our mobile apps and other social medial platforms are precise representations of the underlying services that we offer to our learners. In addition, we may fail to consistently and/or clearly present our contents and offerings as advertisements, where applicable, as required by the relevant laws and regulations. Moreover, in connection with our marketing services for enterprises, although we generally require our enterprise customers to be responsible for the legality, authenticity and appropriateness of those materials and have little control over the activities and procedures of such enterprise customers to create and modify these materials, we are nevertheless obliged to refuse to display such materials on our platform if we know or should know those materials are not in compliance with PRC law and regulations. If we are found to be in violation of applicable PRC laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, results of operations and financial condition.

We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties from time to time, which may adversely affect our business, results of operations and financial condition.

We have been and may continue to be involved in legal and other disputes, including labor disputes, customer complaints in relation to our refund policy, course advertisements, and other dissatisfactions, contractual disputes, and administrative penalties in the ordinary course of our business operations. We have encountered and may also, in the future, encounter, disputes from time to time over rights and obligations concerning intellectual property rights and allegations against us for potential infringement of third party’s intellectual property rights, and we may not prevail in those disputes. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources, or harm our brand equity. If a legal or administrative proceeding against us is successful, we may be required to pay substantial damages or fines and/or enter into agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new learners, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We have incurred cumulative net loss and have net current liabilities and total deficit in the past, and may not achieve or profitability in the future.

We have incurred cumulative net loss in the past. We generated net loss of RMB316.0 million and RMB233.4 million (US$34.8 million) in the fiscal years ended June 30, 2021 and 2022, respectively. We had net current liabilities of RMB149.3 million (US$22.3 million) and total shareholders’ deficit of RMB789.3 million (US$117.8 million) as of June 30, 2022, primarily relating to our operating expenses. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our revenues. Accordingly, we intend to continue to invest to attract new learners, hire high-quality instructors and tutors, and strengthen our technologies and data analytics capability to enhance learner experience. Our ability to achieve and maintain profitability will depend on the success of our existing and new service offerings, including our newly launched new course offerings and enterprise talent management services, which may result in a large amount of upfront investment, costs and expenses. As a result of the foregoing, we may not be able to achieve profitable or increase our profitability in the future.

Changes in our service offering mix may affect our results of operations.

Our results of operations have been, and are expected to continue to be, affected by changes in service offering mix. Our profit margins vary across different business lines, such as our online learning services and enterprise services. Our course fees also vary among different courses, such as between financial literacy courses and other personal interest courses, and between introductory courses and premium courses. We also adopt different revenue recognition and accounting treatment policies for our individual online learning services, and enterprise services. For our online courses, we typically collect our course fees in full upon course enrollment which are recognized over the longer of the corresponding contractual service period of the course and an estimated average learning time of the paying learners. For our marketing services to enterprises, we generally calculate and collect service fees based on the quality and quantity of the leads generated and/or amount of services offered. The revenue contribution of other personal interest courses and enterprise services to our total revenues is increasing, which affected, and may continue to affect, our overall profit margin and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Results of Operations — Specific factors affecting results of operations — Change in service offering mix.” We also began to provide enterprise talent management services and enterprise technical and operational support services to enterprise customers in June 2022. The different nature of such service offerings may further affect the overall profit margin and cost structure. Any future change in our service offering mix could subject our results of operations and financial condition to substantial uncertainties.

China’s online adult learning market, including the online adult learning market for personal interest courses, has been evolving rapidly. If we are unable to anticipate and adapt to industry trends in time, our business and prospects may be materially and adversely affected.

The online adult learning market in China, including the online adult learning market for personal interest courses, is constantly evolving. Our limited history as an online learning service provider may not serve as an adequate basis for evaluating our future prospect and results of operations, including our revenue, cash flows and profitability. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating an internet-based business, such as building and managing reliable and secure IT systems and infrastructure, addressing regulatory compliance and uncertainty, and hiring and training IT support staff, all of which we have limited experience with. In addition, we may face additional risks and challenges associated with responding to evolving industry trends, standards and new developments, including new technologies and applications made possible by the increasing mobile penetration in China. If we do not rise up to the challenges successfully, our business may suffer and our operating and financial results may differ materially from our expectations.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. For instance, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of Chinese economic growth since 2012, which may continue. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price have materially and negatively affected the global financial markets in March 2020, which may cause a potential slowdown of the world’s economy. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. For instance, if the inflation intensifies in China, we may have to increase the price level of our courses and enterprise services while our costs and operating expenses may also increase in the mean time. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers. In addition, a rising inflation level will also have a negative impact on the willingness and ability of learners and enterprises to pay for our offerings, which will in turn reduce the demand of our offerings and negatively affect our results of operations and financial condition. There were and could be in the future a number of domino effects from such turmoil on our business, including decreased interests in personal financing and wealth management, changes in consumption and investment behaviors, and lower willingness to pay for our courses.

Our business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic.

COVID-19 has significantly affected China and many other countries. The PRC government has imposed quarantine measures across the country since late January 2020. Local governments have also imposed temporary restrictions or bans on passenger traffic to control the spread of COVID-19. There has been a recent resurgence of COVID-19 cases, including cases involving the Delta and Omicron variants, in various locations in China. The Chinese local authorities have reinstated precautionary measures to keep COVID-19 in check, including quarantine arrangements, travel restrictions, and stay-at-home orders. The reinstatement of these restrictions in 2022 has adversely affected our operations, as it has caused inconvenience to our day-to-day operating activities. We have taken measures to minimize the impact of COVID-19 on our operations, including transitioning our employees to remote work and providing instructors with devices to facilitate remote course delivery during the pandemic. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effects of COVID-19 Pandemic” for details of the impact of the COVID-19 pandemic on our business operations and the measures we have taken in response to the pandemic.

The COVID-19 pandemic has broadly affected China’s online adult learning market and the macroeconomy. Our results of operations and financial performance have been and may continue to be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. Historically, the COVID-19 pandemic contributed to the growth of China’s online adult learning market, and in turn, our business growth. However, we are not able to quantify the proportion of the increase in revenue that is attributable to the COVID-19 pandemic as opposed to other factors contributing to our growth in the same periods. Furthermore, the circumstances that have driven our business growth during the COVID-19 pandemic may not persist in the future. To the extent that potential future waves of COVID-19 disrupt normal business operations in China, we may face operational challenges with our services, and we likely will have to adopt similar remote work arrangements and other measures to minimize such impact. Moreover, any decline in the individual disposable income and learners’ willingness to spend on personal development opportunities due to a worsening economic performance and outlook under the COVID-19 pandemic may also lessen demands for our services or put price pressure on our services. In addition, as we have expanded into more enterprise services, including enterprise talent management services, the demand from enterprise customers may also stagnate if they encounter operational and financial difficulties under the COVID-19 pandemic. The duration and extent of impact of such business disruptions, lower demands or price pressure on our results of operations and financial performance cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

Any failures or underperformance of our information technology system and infrastructure, in particular those relating to live streaming and business intelligence, could reduce learner satisfaction, harm our reputation, and cause our services to be less attractive to our learners and customers.

The performance and reliability of our technology system and infrastructure are critical to our business operations. We rely on a combination of in-house and external technology system and infrastructure to provide our services, the failure or underperformance of which may materially disrupt our business operations. For instance, we rely on certain external service providers to support the delivery of our live courses. Any capacity or bandwidth limit, service interruptions or delays or other errors of the live streaming service providers could materially and adversely affect our learner experience, reputation and brand image and the business operations of the consolidated affiliated entities. In addition, our network infrastructure is currently deployed, and our data is mainly maintained by certain third-party cloud computing service providers in China. We depend on such service providers’ ability to protect their and our system in their facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such service providers are terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service. Any interruptions in the accessibility of or deterioration it the quality of access to our platform and offerings could reduce the attractiveness of our services and products, impair learners’ satisfaction and result in reduction in the number of our learners, which could materially and adversely affect our business, results of operations and financial condition.

We rely on third-party service providers to support certain of our online course delivery and business operation and any disruption of or interference with our use of such third-party services would adversely affect our business, results of operations and financial condition.

We rely on third parties to support certain of our online course delivery and business operation, including sales and marketing activities on certain major social media platforms, such as Weixin, Douyin and Kuaishou. We are, therefore, vulnerable to problems experienced by such third-party service providers. We may experience interruptions, delays or outages with respect to our third-party service providers in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. The level of services provided by these providers, or regular or prolonged interruptions in that service, could also adversely affect our learners’ experience, consequently, our business and reputation. In addition, costs generated from third parties’ services will increase as our learner base grows, which could adversely affect our business if we are unable to grow our revenue sufficiently to offset such increase. Furthermore, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, including the fees charged to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing service prices, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our ability to make our online live streaming courses available to learners, as well as delays and additional expenses in arranging for alternative services. As a result, we may incur additional costs, fail to attract or retain learners, or be subject to potential liability, any of which could have an adverse effect on our business, results of operations and financial condition.

Failure to protect our intellectual property rights, in particular those relating to trademarks and copyrights as well as the contents on our platforms, may undermine our competitive position, and litigation to protect such intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our course materials, platforms and technologies. We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may pirate our course materials and infringe upon or misappropriate our other intellectual property. Our trade secrets may become known or be independently discovered by our competitors. Infringement upon or the misappropriation of, our proprietary technologies, course contents or other intellectual property could have a material adverse effect on our business, results of operations or financial condition. While we have taken steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property.

As of the date of this prospectus, we have not registered certain trademarks for certain goods or services we use in our business, and are in the process of registering certain trademarks that are necessary based on the current scope of our business. Certain trademarks relating to and potentially important to our business have been registered by third parties, some of which relates to our key brands “QiNiu,” “JiangZhen,” and “QianChi.” We cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for the affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

We have been, and expect to continue to be involved with litigation and other legal proceedings to protect our intellectual property rights. For instance, certain of our competitors are infringing certain copyrights of our financial literacy course contents and we have sued such companies and claimed for, among others, injunctive relief and monetary damages. As of the date of this prospectus, some of such legal proceedings are still ongoing. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation, however, may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, results of operations and financial condition.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course contents, IT technologies and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes. For instance, we were historically subject to a competitor’s claim that we infringed the copyrights relating to their financial literacy course contents, which we eventually settled with that party. In addition, although we develop most of our introductory and premium level courses in house, we have obtained the license to use certain learning materials on our platforms from third parties. If our rights to such contents are disputed or if we lose such rights, we may be forced to remove the disputed content from the offerings as well as pay certain penalties. In this case, our business, results of operations, financial condition and reputation would be adversely affected.

We have adopted policies and procedures to prohibit our employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our platforms or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials posted on our online platforms or mobile apps. We may be subject to claims against us alleging our infringement of third-party intellectual property rights in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could adversely affect our business, results of operations and financial condition.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management members was unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, results of operations and financial condition may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we face the risk of losing other key personnel, our instructors, technology and R&D and other staff, as well as our learners. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain an effective system of internal control over financial reporting, we could be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In the course of preparing and auditing our consolidated financial statements as of and for the fiscal years ended June 30, 2021 and 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidate financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to properly address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Prior to preparing for this offering, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy our identified material weakness, we have begun to, and will continue to, improve our internal control over financial reporting. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” The implementation of these measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (the “Section 404”) will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion on our internal control over financial accounting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to adopt new technologies, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in online learning services may evolve rapidly. We must anticipate and adapt to such technological changes in a timely fashion, including but not limited to those relating to live broadcasting, data analytics and artificial intelligence. If we fail to upgrade our existing technologies or adopt new technologies important to our business, our ability to enhance and expand our course and other offerings, enlarge our learner base and encourage spending on our course and other offerings may be impaired. As a result, our business, results of operations and financial condition may be materially and adversely affected.

Any change, disruption, discontinuity in the features and functions of major social media in China could materially and adversely affect our business, results of operations and financial condition.

We leverage social media in China as a tool for learner acquisition and engagement. For instance, we acquire new learners through social media, such as Weixin, Douyin and Kuaishou, and our course operations depend in part on Weixin. To the extent that we fail to leverage such platforms, our ability to attract or retain learners may be severely harmed. If any of these platforms makes changes to its functions or support unfavorable to us, or even stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators in China may severely and negatively impact our ability to continue growing our learner base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, results of operations and financial condition.

Our platforms incorporate open-source software, which may pose risks and uncertainties in a manner that negatively affects our business.

We currently use certain open-source software on our online platforms and will continue to do so in the future. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our content on our online platforms. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. As a result, our business, results of operations and financial condition might be adversely and materially affected.

We are subject to risks related to third-party payment processing.

We accept payments through major third-party online payment channels in China and bank transfers from our customers. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of customers’ personal information and concerns over the use and security of in-formation collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

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increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We currently have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We rarely maintain liability insurance or property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we rarely maintain any business interruption insurance or key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face uncertainties with respect to our leased properties.

We lease real properties from third parties primarily for our offices in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of such leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition. In addition, the ownership certificates or other similar proof of some of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, in the event that our use of properties is successfully challenged, we may be forced to relocate. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties against us or our lessors with respect to the defects in our leasehold interests. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and we may be unable to relocate our offices in a timely manner, which may adversely affect our business.

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Administrative Measures on Housing Fund and other relevant laws and regulations, an employer is required to pay basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund (the “Employee Benefits”), for its employees in accordance with the rates provided under relevant regulations and withhold the Employee Benefits that should be assumed by the employees. We have not made sufficient contribution of the Employee Benefits for some employees. We have been, and may, from time to time, be subject to case-by-case requests to make up for our insufficient contributions to the Employee Benefits and/or, if any, the associated late fees or fines. We have made adequate provision in relation to the insufficient contribution of the Employee Benefits in our financial statements. However, we cannot assure you that the relevant government authorities will not, in the future, require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, results of operations and financial condition may be adversely affected.

Increases in labor costs, inflation and implementation of stricter labor laws in the PRC may adversely affect our business and results of operations.

Under the PRC Labor Contract Law, employees have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Because the PRC government authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practice could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. We have been, and may in the future be, subject to certain employment related disputes from time to time. We cannot assure you that we will not be subject to any material labor disputes or penalties from regulatory authorities in the future. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, results of operations and financial condition may be adversely affected.

China’s overall economy and the average salary have increased in recent years and are expected to continue to grow. The average salary level for our employees has also increased in recent years. We expect that our labor costs, including salaries and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by attracting new paying learners, increase learners’ spending on our offerings or increasing the prices of our offerings, our business, results of operations and financial condition would be materially and adversely affected.

We may, from time to time, evaluate and potentially consummate investments and acquisitions or enter into alliances, which may require significant management attention and adversely affect our business operations, results of operations and financial condition.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve our learners and enterprise customers. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Furthermore, these transactions could be material to our business if consummated. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. There may be particular complexities, regulatory or otherwise, associated with further expansion into new markets, and our strategies may not succeed beyond our and current markets. Any future acquisitions may also result in significant transaction expenses in addition to integration and consolidation risks. Because acquisitions historically have not been a core part of our growth strategy, we have no material experience in successfully utilizing acquisitions. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses, and we may be unable to profitably operate our expanded company. If we are unable to effectively address these challenges, our ability to execute acquisitions will be impaired, which could have an adverse effect on our growth.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as the number of registered users, introductory course learners and paying learners, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data and certain external data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Our business is subject to seasonal fluctuations.

We generally face a higher number of learners on our platforms in summer vacations and other long holidays when the adults have more spare time for learning, as well as when our and the overall marketing and promotional activities are more active. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations.” Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited history, the seasonal trends that we have experienced in the past may not be indicative of our future prospects. Our results of operations and financial condition for future periods may continue to fluctuate. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

We have adopted share option plans and expect to grant, share-based awards under such plans, which may result in increasing share-based compensation expenses.

In connection with our restructuring and spin-off, we adopted our 2018 share incentive plan (the “2018 Plan”) and 2021 global share plan (the “2021 Plan”) in May 2022 to reflect the respective interests of grantees prior to the restructuring and spin-off and to provide for future incentive grants to our employees, directors and consultants. Under the 2018 Plan and the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 21,717,118 shares. As of the date of this prospectus, options to purchase a total of 15,400,062 ordinary shares have been granted and not exercised under the 2021 Plan, and no options have been granted under the 2018 Plan. We recorded share-based compensation of RMB101.8 million and RMB291.4 million (US$43.5 million) for the fiscal years ended June 30, 2021 and 2022, respectively. We may continue to record significant share-based compensation expenses in relation to such share option grants. We expect to grant awards under such plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees and may therefore record additional amount of share-based compensation expenses. See “Management — Share Incentive Plans” for details. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

The performance of the internet infrastructure and telecommunications networks in China is critical to our business.

The performance of the internet infrastructure and telecommunications networks in China is critical to our business. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC (the “MIIT”). Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline, and our business may be harmed.

We may need additional capital in the future to pursue our business objectives.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other extraordinary events could materially and adversely affect our results of operations, financial condition and future prospects.

In addition to the impact of COVID-19, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software, hardware, storage and network. Any interruptions to our live streaming capabilities due to extraordinary event can materially affect our ability to grow our learner base and impair our user experience, disrupt normal business operations, and be detrimental to our reputation and growth prospects. In addition, in recent years, there have been other breakouts of epidemics in China and globally. Normal business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be also adversely affected to the extent that any of the extraordinary events harms the PRC economy in general.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the affiliated entities that conduct substantially all of the revenue-generating operations.

In June 2018, MOFCOM and the National Development and Reform Commission (the “NDRC”) promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”), which became effective on July 28, 2018, in order to amend the Guidance Catalog of Industries for Foreign Investment. The Negative List was latest amended on December 27, 2021. Pursuant to the latest Negative List, foreign ownership in entities that provide internet and other related businesses, including but not limited to, certain value-added telecommunication services, internet audio-visual program services and radio and television program production and operation, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services is considered as “restricted,” while the provision of radio and television program production and operation and the internet audio-visual program services are considered as “prohibited.”

QuantaSing Group Limited is a Cayman Islands holding company with no substantive operations. Beijing Liangzizhige, our WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. Accordingly, our WFOE is not eligible to engage in businesses that are subject to foreign ownership restriction under the PRC laws. We currently conduct our business in China through the contractual arrangements entered into by our WFOE with the VIE based in China. Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of the VIE or its subsidiaries. Our WFOE has entered into a series of contractual arrangements with the VIE and its shareholder, which enable us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we are the primary beneficiary of the VIE and consolidate the financial results of the affiliated entities under U.S. GAAP. See “Corporate History and Structure” for details.

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of our WFOE and the VIE in China are not in any violation of the applicable PRC laws or regulations currently in effect; and (2) the agreements under the contractual arrangements among our WFOE, the VIE and its shareholder governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. As of the date of this prospectus, the agreements under the contractual arrangements among our WFOE, the VIE and its shareholder have not been tested in a court of law. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant government authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking our business and/or operating licenses;

•	discontinuing or restricting any related-party transactions between our company and the VIE;

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imposing fines and penalties, confiscating the income that they deem to be obtained through illegal operations, or imposing additional operational requirements which we or the VIE may not be able to comply with;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or effectively exercise our contractual rights over the VIE and their assets and operations;

•

restricting or prohibiting our use of the proceeds of this offering to finance the business and operations of our subsidiary and the affiliated entities in China, particularly the expansion of our business through strategic acquisitions;

•	restricting the use of financing sources by us or the VIE or otherwise restricting our or their ability to conduct business;

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our operations and materially and adversely affect our reputation, business, results of operations and financial condition. If the PRC government determines that the contractual arrangements and/or the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to direct the VIE’s activities in China that significantly impact its economic performance and/or to receive the economic benefits and residual returns from the VIE, and we are unable to restructure our ownership structure and our operations in a satisfactory manner, we may not be able to consolidate the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP, and the ADSs may decline in value or become worthless.

The contractual arrangements with the VIE and its shareholder may be less effective than direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholder to conduct our operations in China. These contractual arrangements, however, may be less effective than direct ownership in providing us with operational control over the VIE. For instance, the VIE and its shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholder of their obligations under the contracts to direct the VIE’s activities. The shareholder of the VIE may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— We face uncertainty with respect to the enforceability of the contractual arrangements with the VIE and its shareholder, and any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

We face uncertainty with respect to the enforceability of the contractual arrangements with the VIE and its shareholder, and any failure by the VIE or its shareholder to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the VIE or its shareholder fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For instance, if the shareholder of the VIE were to refuse to transfer its equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholder’s equity interests in the VIE, our ability to exercise shareholder’s rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholder of the VIE and third parties were to impair our contractual control over the VIE, our ability to consolidate the financial results of the affiliated entities would be affected, which would in turn result in a material adverse effect our business, operations and financial condition.

All the agreements under our contractual arrangements with the VIE are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective contractual control over the VIE, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on our business, results of operations, financial condition and future prospects, and cause the ADSs to significantly decline in value or become worthless.”

The shareholder of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholder of the VIE may have actual or potential conflicts of interest with us. The shareholder may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with the shareholder and the VIE, which would have a material and adverse effect on our ability to consolidate the financial results of the affiliated entities and receive economic benefits from them. For instance, the shareholder may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

We do not currently have any arrangements to address potential conflicts of interest between the shareholder and our company, except that we could exercise our purchase option under the exclusive option agreement with the shareholder to request it to transfer all of its equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholder of the VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on its behalf and exercise voting rights as shareholder of our respective VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholder of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholder of the VIE may be involved in disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholder. For instance, if any of the equity interests of the VIE is assigned to a third party with whom the current contractual arrangements are not binding, we could lose our contractual control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruptions to our business, results of operations and financial condition.

Although under our current contractual arrangements, it is expressly provided that the VIE and its shareholder shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could materially and adversely affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay late fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and our business, results of operations, financial condition and prospects.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it contains a catch-all provision under the definition of

“foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements with the VIE will be deemed to be in violation of the market access requirements for foreign investment in China and if yes, how our contractual arrangements with the VIE should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that (1) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; (2) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our contractual control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have contractual control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our corporate structure and our business operations.

We may lose the ability to use and enjoy the assets held by the VIE that are material to the operations of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE holds certain assets that are material to the operations of certain portion of our business, including licenses, permits, and some of our IP rights. If the shareholder of the VIE breach the contractual arrangements and voluntarily liquidate the VIE, or if the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If the VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic, and social conditions. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. However, a substantial portion of productive assets in China is still owned by the government. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. The results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in tax regulations that are applicable to us. The PRC government has also implemented certain measures in the past, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position. Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. For instance, the PRC government has significant discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with this offering and our future capital raising activities, and, if required, we cannot assure you that we or the affiliated entities will be able to obtain such approval, in which case we may face regulatory sanctions for failure to obtain such approval for this offering and our future capital raising activities.

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

Our PRC counsel, CM Law Firm, has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval under the M&A Rules may not be required for the listing and trading of the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market] in the context of this offering, given that: (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this and the final prospectus are subject to the M&A Rules, (2) our WFOE was incorporated as wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (3) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that it remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does. If it is determined that CSRC approval under the M&A Rules is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on the operations in China, delays in or restrictions on the repatriation of the proceeds from this offering into China, restrictions on or prohibition of the payments or remittance of dividends by our WFOE or the VIE in China, or other actions that could have a material and adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

Furthermore, the PRC regulatory authorities have recently exerted more oversight and control over offerings that are conducted overseas. On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”), for public comments until January 23, 2022. The Draft Rules Regarding Overseas Listing comprehensively improved and reformed the exiting regulatory system for overseas offering and listing of domestic companies, and brought all overseas listing activities including both direct and indirect overseas offering and listing under regulation by adopting a filing-based administration system. The Draft Rules Regarding Overseas Listing stipulates that the China-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. In addition, an overseas offering and listing is prohibited under any of certain circumstances, including, among others, prohibition by national laws and regulations and relevant provisions, threatening to or endangering national security, material violation of laws by the company or its controllers or its directors, supervisors, or senior executives. The Draft Rules Regarding Overseas Listing defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

As of the date of this prospectus, the Draft Rules Regarding Overseas Listing has not come into effect. In light of the current proposed provisions under the Draft Rules Regarding Overseas Listing, if it was implemented as proposed before this offering and listing is completed, we would be subject to the filing requirement with the CSRC for this listing and offering and might also be prohibited from completing this offering if any of the circumstances described in the Draft Rules Regarding Overseas Listing occurs. Moreover, as the Draft Overseas Listing Rules has not come into effect, there remains uncertainty in the final form and the interpretation and implementation of such overseas listing rules, and we cannot assure you that the relevant PRC government authorities, including the CSRC, would not promulgate new rules or new interpretation of current rules to require us or the affiliated entities to obtain CSRC or other PRC government approvals or complete other compliance procedures for this offering. We cannot assure you that we or the affiliated entities can obtain such approvals or complete other compliance procedures that may be required by the relevant regulatory authorities in a timely manner, or at all, or that any completion of review or approval or other compliance procedures would not be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this listing and offering or future capital raising activities as required under the Draft Rules Regarding Overseas Listing, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to complete this offering or launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering or future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

Furthermore, the PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC and several other PRC government authorities jointly issued an amendment to the Measures for Cybersecurity Review, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances. As of the date of this prospectus, we have applied for and completed a cybersecurity review for this offering and listing pursuant to the Cybersecurity Review Measures. See “Regulation — Regulations on Internet Information Security and Censorship.” As of the date of the prospectus, we are in compliance with the existing PRC laws and regulations regarding cybersecurity, data security and personal data protection in all material aspects, as (1) we had not experienced any material data or personal information leakage or loss, infringement of data or personal information, or information security incident; (2) we had not received any cybersecurity, data security and personal data protection related administrative penalties or other sanctions by any relevant regulatory authorities; and (3) we had not been subject to or involved in any official inquiry, examination, material warning, interview or sanction in relation to cybersecurity or data privacy from the CAC or any other relevant government authority. In addition, we have implemented company-wide policies that govern our data protection and security standard. See “Business — Technology and Infrastructure — Data security and personal information protection” for details. However, it remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse impact on our future capital raising activities, or even retrospectively, on this offering and listing. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business, shut down our platforms, or face other penalties, which could materially and adversely affect our business, results of operations and financial condition, and/or the value of the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the VIE’s activities or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of the ADSs to significantly decline or become worthless.

The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act in 2025, if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2024 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States as early as 2025, after we file our annual report for the fiscal year ending June 30, 2025.

There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three to two years. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act to that effect, and on February 4, 2022, the United States House of Representatives passed a bill which contained, among others, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three to two years, then our shares and ADSs could be prohibited from trading in the United States in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA, including that the SEC will identify an issuer as a “Commission-identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which, registered public accounting firm that is headquartered in mainland China and Hong Kong is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Our auditor, an independent registered public accounting firm and issues the audit report included elsewhere in this prospectus is one of such firms.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. As of the date of this prospectus, more than 160 public companies have been listed in as issuers identified under the HFCAA.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. The PCAOB is expected, by the end of 2022, to re-assess whether China remains a jurisdiction where it is not able to inspect and investigate completely auditors registered with it. However, there is no assurance that the PCAOB will be able to complete such inspections and investigations in mainland China and Hong Kong in a timely and adequate manner or at all, nor is there any assurance as to the results of such inspections and investigations.

Whether the PCAOB will be able to conduct inspections and investigations of registered public accounting firms to its satisfaction before the issuance of our financial statements on Form 20-F for the fiscal year ending June 30, 2023 which is due by October 30, 2023, or at all, is subject to substantial uncertainty and depends on various factors out of our and our auditor’s control, including, among others, the implementation of the Statement of Protocol. If the PCAOB remains unable to inspect and investigate completely registered public accounting firms located in China, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the ADSs will be delisted from the [New York Stock Exchange]/[Nasdaq Stock Market] and our shares and ADSs will not be permitted for trading over the counter either. If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”) released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, results of operations and financial condition.

The PCAOB has been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this prospectus and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has not been inspected by the PCAOB. The Statement of Protocol signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC sets forth, among other terms, that (1) the PCAOB has independent discretion to select any issuer audits for inspection or investigation; (2) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (3) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (4) the PCAOB inspectors can see complete audit work papers without any redactions. Despite the Statement of Protocol, there is no assurance that the PCAOB will be able to complete such inspections and investigations in mainland China and Hong Kong and reassess its determination in a timely and adequate manner or at all.

A lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, which deprives investors in the ADSs or ordinary shares of the benefits of such inspections, as compared to auditors outside of China that are subject to the PCAOB inspections. This could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not comply with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers and other documents related to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC-based firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. Despite the Statement of Protocol, it remains uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

If additional remedial measures are imposed on the PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the ADSs may be adversely affected. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the [New York Stock Exchange]/[Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations, financial condition and prospects.

COVID-19 had a severe and negative impact on the global and Chinese economy in the first quarter of 2020, and its long-term impact on global and Chinese economy is still uncertain. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing trade and tariffs disputes between China and the United States. The growth of Chinese economy has slowed down since 2012 and such trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, the trade tension between the United States and China, the drastic drop in oil prices and the U.S. Federal Reserve’s fiscal policies to strengthen the market in early 2020 also create uncertainty and challenges to the development of global economic condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on individual disposable income and in turn our business, results of operations and financial condition, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

Uncertainties with respect to the PRC legal system could have a material adverse effect on our business, results of operations, financial condition and future prospects, and cause the ADSs to significantly decline in value or become worthless.

We are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. The PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

Moreover, developments in the online learning industry and other industries and that we are and will be involved in may lead to changes in PRC laws, regulations and policies or in the interpretation and application thereof. As a result, we may be required by the regulators to upgrade or obtain the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our business operations.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such unpredictability and uncertainties could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our results of operations and financial condition and cause the ADSs to significantly decline in value or become worthless.

These uncertainties may also affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce contractual rights, property (including intellectual property) or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase the operating expenses and costs, and materially and adversely affect our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

We conduct our business in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our or the VIE’s assets or the assets of our directors and officers. For more information regarding the relevant PRC laws, see “Enforceability of Civil Liabilities.”

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the oversea securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

See also “— Risks Related to the ADSs and This Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and our operations are primarily conducted in emerging markets.”

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of the ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The tension in international trade and rising political tension, particularly between the United States and China, may adversely impact our business, results of operations and financial condition.

Our business could be materially and adversely affected by the tensions in international trade such as the one between the United States and China in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business.

QuantaSing Group Limited is a Cayman Islands holding company with no Chinese operations. We rely on dividends and other distributions on equity paid by our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. In the fiscal years ended June 30, 2021 and 2022, the VIE transferred certain cash proceeds to our WFOE as payment of services fees, and our WFOE and the VIE provided certain cash loans to each other, for capital needs or to fund business operation. In the same periods, QuantaSing, our WFOE and subsidiaries in Hong Kong and BVI also received certain capital contribution from each other for restructuring purpose. See “Prospectus Summary — Implications of Being a Company with the Holding Company Structure and the VIE Structure — Cash and asset flows through our organization” and “Prospectus Summary — Summary Consolidated Financial and Operating Data — Financial Information Relating to the Affiliated Entities” for details. To the extent our cash or assets in the business are in China or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of QuantaSing Group Limited, our subsidiaries or the affiliated entities by the PRC government to transfer cash or assets. Current PRC regulations permit our WFOE to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation — Regulations on Dividend Distribution.” As a result of these laws, rules and regulations, our WFOE is restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

Furthermore, if our WFOE incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, our WFOE also relies on the service fees paid by the VIE to pay dividends to us. Any limitation on the ability of the VIE to make remittance to our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The Enterprise Income Tax Law enacted by the National People’s Congress, which became effective on January 1, 2008, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Any restriction on currency exchange may limit the ability of our WFOE to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our WFOE’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our WFOE. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to the SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, the SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (1) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (2) investment in securities or other financial products other than banks’ principal-secured products, (3) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (4) construction or purchase of real properties for use by third parties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM in December 2020 specify that foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance.

In the future, we may pursue potential strategic acquisitions that are complementary to our business. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for our mergers and acquisitions. There is no assurance that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for our or the VIE’s mergers and acquisitions. Any uncertainties regarding such approval requirements could have a material adverse effect on our business and results of operations and our corporate structure.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

QuantaSing Group Limited is a Cayman Islands holding company. We conduct our operations in China through our WFOE and the affiliated entities. We may make loans to our WFOE or the VIE subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our WFOE. Any loan to our WFOE is required to be registered with SAFE or its local branches.

SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of

Capital Account (the “SAFE Circular 16”), effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”) which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our WFOE or the VIE or their subsidiaries or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund the PRC operations may be negatively affected, which could materially and adversely affect our liquidity and the ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE, limit our WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular 13”), effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE. Moreover, failure to comply with the SAFE registration described above could result in liability under

PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including filings with MOFCOM, the NDRC, or their local branches based on the investment amount, invested industry or other factors thereof.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, Mr. Peng Li, being the relevant beneficial shareholder of our company, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we fail to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7). Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our WFOE and our WFOE’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Foreign Exchange — Regulations relating to stock incentive plans.”

In addition, the Ministry of Finance and the State Administration of Taxation (the “SAT”) have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our WFOE has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted share. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or our ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or our ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our results of operations and financial condition.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37”), which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our WFOE may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material and adverse effect on our results of operations and financial condition.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE and the VIE have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us or the VIE, or seeking to gain control of any of our subsidiary or the VIE. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For instance, to the extent that we or the VIE need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Related to the ADSs and this Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We [have been approved] for listing the ADSs on [New York Stock Exchange]/[Nasdaq Stock Market]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs and may not be able to resell ADSs at or above the price they paid, or at all.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our operations including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and courses and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

•	changes in the performance or market valuations of other online learning companies;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions affecting China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of the ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, many of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

We are an emerging growth company within the meaning of the Securities Act of 1933, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, including, but not limited to:

•	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in our annual reports, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have elected to take advantage of the reduced disclosure obligations as an emerging growth company. As a result, the information that we provide to the ADS holders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our securities less attractive because of our reliance on these exemptions. If some investors do find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (1) the last day of the first fiscal year in which our annual gross revenues are US$1.07 billion or more; (2) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We have become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [New York Stock Exchange]/[Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of [New York Stock Exchange]/[Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in the ADSs could be greatly reduced or rendered worthless.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                , representing the difference between (1) the initial public offering price of US$                per ADS, which is the midpoint of the initial public offering price range set forth on the front cover of this prospectus, and (2) our adjusted net tangible book value of US$                per ADS, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution t in connection with the issuance of Class A ordinary shares upon the exercise or vesting, as the case may be, of our share incentive awards when we grant such share-based awards. To the extent that any of these options are vested and exercised, there will be further dilution to new investors. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (equivalent to                Class A ordinary shares) outstanding immediately after this offering, or                ADSs (equivalent to                Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors and executive officers, and existing shareholders have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc.

After completion of this offering, certain shareholders may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

In addition, as of the date of this prospectus, we have granted certain options to employees under our share incentive plans, which are not exercised as of the date of this prospectus. We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these options are vested and exercised, and any of such shares are sold in the market, it could have an adverse effect on the market price of the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is and will continue to be divided into Class A ordinary shares and Class B ordinary shares after this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are and will continue to be entitled to one vote per share, while holders of Class B ordinary shares are and will continue to be entitled to [ten] votes per share. We will issue Class A ordinary shares represented by the ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. After this offering, the holder of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Upon the completion of this offering, Mr. Peng Li, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute                % of our total issued and outstanding share capital immediately after the completion of this offering and                % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have and will continue to have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Peng Li, will have considerable influence over us and our corporate matters.

Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, our founder, Mr. Peng Li, will hold all of our issued and outstanding Class B ordinary shares,

representing                % of our total voting power. Mr. Peng Li will have considerable power to control actions that require shareholder approval under Cayman Islands law, such as electing directors, approving material mergers, acquisitions or other business combination transactions and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for the ADS holders and could affect our business, prospects, results of operations and financial condition. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and our operations are primarily conducted in emerging markets.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our directors have discretion under our amended and restated articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We conduct our business in China and substantially all of our assets are located in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in China, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [New York Stock Exchange]/[Nasdaq Stock Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on the [New York Stock Exchange]/[Nasdaq Stock Market], we are subject to the [New York Stock Exchange]/[Nasdaq Stock Market] listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, [New York Stock Exchange]/[Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange]/[Nasdaq Stock Market] listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the [New York Stock Exchange]/[Nasdaq Stock Market] that listed companies must: (1) have a majority of independent directors, (2) have a nominating/corporate governance committee composed entirely of independent directors, (3) have an audit committee composed of at least three members, (4) obtain shareholders’ approval for issuance of securities in certain situations, and (5) hold annual shareholders’ meetings. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the [New York Stock Exchange]/[Nasdaq Stock Market] listing standards.

Certain judgments obtained against us by our shareholders may not be enforceable.

We conduct our business in China and substantially all of our assets are located in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the PRC laws and the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

[We will be a “controlled company” within the meaning of the [New York Stock Exchange]/[Nasdaq Stock Market] listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the [New York Stock Exchange]/[Nasdaq Stock Market] listing rules because Mr. Peng Li, our founder, will continue to control more than 50% of our total voting power immediately after the completion of this offering. Pursuant to our post-offering memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than [two-thirds] of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, Mr. Peng Li will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies after we complete this offering, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. See “— Risks Related to the ADSs and this Offering — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [New York Stock Exchange]/[Nasdaq Stock Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.]

We may not be able to satisfy listing requirements of [New York Stock Exchange]/[Nasdaq Stock Market] or obtain or maintain a listing of the ADSs on [New York Stock Exchange]/[Nasdaq Stock Market].

If the ADSs are listed on [New York Stock Exchange]/[Nasdaq Stock Market], we must meet certain financial and liquidity criteria to maintain such listing. If we violate [New York Stock Exchange]/[Nasdaq Stock Market]’s listing requirements, or if we fail to meet any of [New York Stock Exchange]/[Nasdaq Stock Market]’s listing standards, the ADSs may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of the ADSs from [New York Stock Exchange]/[Nasdaq Stock Market] could significantly impair our ability to raise capital and the value of your investment.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such ordinary shares and become the registered holder of such shares prior to the record date for the general meeting.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our [second] amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is [ten] calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the underlying Class A ordinary shares represented by the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials and (1) we have instructed the depositary that we wish a discretionary proxy to be given, (2) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (3) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Class A ordinary shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not have any present plan to pay any dividends, the depositary of ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For instance, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADSs holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADSs holders.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of the ADSs, subject to the terms of the deposit agreement, shall be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination. After instructing its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and providing us with a copy of the ADR register maintained by the depositary, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. See “Description of American Depositary Shares” for more information.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

[ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that [the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York)] shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily has waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary market transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing the cost of bringing a claim and limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Moreover, as the enforcement provisions in the deposit agreement, including the jury trial waiver, relate to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the enforcement provisions would likely continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the Class A ordinary shares, and the enforcement provisions would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

Your rights to select a judicial venue for legal actions are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in [the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York)], and a holder of the ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.]

[We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their financial results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we may be or become a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

No assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Additionally, fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”) holds the ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — United States Federal Income Taxation — Passive foreign investment company considerations.”]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our results of operations, financial condition, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of China’s online learning industry;

•	our expectations regarding demand for and market acceptance of our solutions;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online learning industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                million, or approximately US$                million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                per ADS, the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                million, or by US$                if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to increase our financial flexibility, create a public market for our Class A ordinary shares represented by the ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives, obtain additional capital, and enhance our market visibility and brand exposure. We, together with the VIE, plan to use the net proceeds of this offering as follows:

•	approximately 30%, or US$ , for improving the learning experience of our learners and our content development capability;

•	approximately 20%, or US$ , for broadening our service offerings and expanding our services oversea;

•	approximately 20%, or US$ , for improving our technology infrastructures;

•	approximately 20%, or US$ , for marketing and brand promotion;

•	approximately 10%, or US$ , for general corporate purposes and working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant discretion and flexibility to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to the ADSs and this Offering — We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we may invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE only through capital contributions or loans and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements as well as the laws and regulations on the conversion from U.S. dollars into Renminbi. We expect a significant portion of the proceeds from this offering will be used in China in Renminbi. We will also need to convert any capital contributions to our WFOE or loans to our WFOE and the VIE from U.S. dollars to Renminbi. We cannot assure you that we will be able to obtain these government registrations or approvals in a timely manner, if at all. Any failure will delay or prevent us from applying the net proceeds from this offering to our WFOE and VIE. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See “Description of Share Capital — Our Post-offering Memorandum and Articles of Association — Dividends.”

We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

QuantaSing Group Limited is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our WFOE. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

CAPITALIZATION

The following table sets forth our total capitalization, as of June 30, 2022.

•	on an actual basis;

•

a pro forma basis to reflect the conversion of all of our remaining outstanding 100,843,631 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to reflect (1) the conversion of all of our remaining outstanding 100,843,631 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (2) the sale and issuance by us of                Class A ordinary shares in the form of ADSs in this offering, based upon the assumed initial public offering price of US$                per ADS, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise by the underwriters of their option to purchase additional ADSs.

The pro forma as adjusted information set forth in the following table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections that are included elsewhere in this prospectus.

	As of June 30, 2022
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value, 22,000,000 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	82,002	12,243	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 23,983,789 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	94,833	14,158	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 7,913,872 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	33,612	5,018	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 20,327,789 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	108,892	16,257	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value, 11,818,754 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	104,156	15,550	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value, 14,799,427 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	240,665	35,930	—	—

Total mezzanine equity	664,160	99,156	—	—

Shareholder’s equity/(deficit)
Class A ordinary shares (US$0.0001 par value; 345,113,731 shares authorized, 4,783,589 shares issued and outstanding, actual; 105,627,220 shares issued and outstanding, pro forma and pro forma as adjusted)	3	—	71	11
Class B ordinary shares (US$0.0001 par value; 54,042,638 shares authorized, 49,859,049 issued and outstanding, actual, pro forma and pro forma as adjusted).	29	4	29	4
Additional paid-in capital(2)	69,934	10,442	734,026	109,587
Accumulated other comprehensive loss	1,839	275	1,839	275
Accumulative deficit	(861,151)	(128,566)	(861,151)	(128,566)

Total shareholders’ equity/(deficit)(2)	(789,346)	(117,845)	(125,186)	(18,689)

Total capitalization(2)	(125,186)	(18,689)	(125,186)	(18,689)

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$            million. Assuming the underwriters exercise their option to purchase additional ADSs in full, a US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) each of additional paid in capital, total shareholders’ equity and total capitalization by US$            million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2022 was US$            million, representing US$            per ordinary share and US$            per ADS as of that date, or US$            per ordinary share and US$            per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities.

Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after June 30, 2022, other than to give effect to (1) the conversion of all of our remaining outstanding 100,843,631 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (2) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

The following table illustrates this dilution to new investors purchasing the ADSs in this offering.

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of June 30, 2022	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares and pre-offering Class A ordinary shares	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares and pre-offering Class A ordinary shares and this offering	US$	US$
Amount of dilution in pro forma net tangible book value per share to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by

US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the underlying Class A ordinary shares represented by the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	%	Number	%

(US$ in thousands, except number of shares and percentages)
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$

Total		100.0	US$	100.0

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would, increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$            and US$            , respectively, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus and the shares issued in connection with the concurrent private placement remain the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 15,400,062 Class A ordinary shares issuable upon exercise of outstanding share options granted at an average weighted exercise price of US$0.38 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our post-offering memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We conduct our business in China and our assets are located in China. All of our executive officers are located in China. All of our directors who are not our executive officers are located in China, except for [one] independent director. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                    , located at                    , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the courts of the Cayman Islands are unlikely to (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by Maples and Calder (Hong Kong) LLP that in those circumstances, although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a foreign money judgment of a foreign court of competent jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided that such judgment

(1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, and (5) is not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

China

CM Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

CM Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China through Beijing Liangzizhige (our “WFOE”), our wholly-owned subsidiary, and its contractual arrangements, commonly known as the VIE structure, with Beijing Feierlai (the “VIE”), a variable interest entity based in China, and its nominee shareholder.

We began our online learning services in 2019 when we were within the group of Witty network, a Cayman Islands holding company held by our existing shareholders. In anticipation of this listing and offering and in order to focus on developing our current online learning and enterprise service business, our shareholders has restructured the corporate structure and spun-off our current business from Witty network and its affiliate, EW Technology, into the entities within our group.

Prior to the spin-off, our business had been conducted through certain contractual arrangements established by Witty network’s wholly-owned subsidiary in China (the “Former WFOE”) with (1) Beijing Dianfengtongdao Technology Co., Ltd. (the “Former VIE”), a variable interest entity based in China, and its nominee shareholder, and (2) the VIE and its nominee shareholder. In May 2021, our WFOE entered into a series of agreements and established new contractual arrangements with the VIE and its nominee shareholder, and the previous contractual arrangements between the Former WFOE and the VIE were terminated. Certain of our online learning business for which we have consolidated the financial results as of and for the fiscal years ended June 30, 2021 and 2022 was then spun-off from Witty network to EW Technology.

In February 2022, QuantaSing Group Limited was incorporated as a Cayman Islands holding company and listing entity for this offering. In February 2021, Witty Digital Technology Limited was incorporated in Hong Kong. In March 2021, Hundreds of Mountains Limited was incorporated in the British Virgin Islands. Witty Digital Technology Limited and Hundreds of Mountains Limited are our wholly-owned subsidiaries. In March 2021, our WFOE was established in China as a new wholly-owned subsidiary of Witty Digital Technology Limited for the purpose of above-described restructuring.

In March 2022, we completed the sale of 100% of the equity interest in Beijing ChangYou Star Network Technology Co., Ltd., and its subsidiary, Beijing Baichuan Insurance Brokerage Limited (“Beijing Baichuan”), to Beijing Shanronghaina Network Technology Co., Ltd., an entity controlled by EW Technology. For details of the transaction and pro forma impact on our historical financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

In May 2022, EW Technology transferred all its equity interests in its BVI subsidiary which held our WFOE and consolidated the financial results of VIE and its subsidiaries to QuantaSing Group Limited, upon which QuantaSing Group Limited acquired all the equity interests in our WFOE, and became the primary beneficiary of the VIE consolidating the financial results of the VIE and its subsidiaries. The restructuring and spin-off was completed in May 2022.

The following diagram illustrates our corporate structure, including our subsidiaries and the affiliated entities, as of the date of this prospectus.

(1)	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this offering.
(2)

Beijing Feierlai is wholly owned by Shenzhen Erwan Education Technology Co., Ltd., an entity owned as to 99.0% by Mr. Peng Li, our founder and chief executive officer, and 1.0% by Ms. Li Meng, mother of Mr. Li.

Contractual Arrangements

QuantaSing Group Limited is a Cayman Islands holding company with no equity ownership in the VIE or its subsidiaries and not a Chinese operating company. We conduct operations in China through (1) our WFOE and (2) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. PRC laws and regulations provide restrictions on foreign investment in certain value-added telecommunication services and other internet related businesses. Accordingly, we conduct our business in China through our WFOE and the affiliated entities based on a series of contractual arrangements by and among our WFOE, the VIE and its nominee shareholder, to comply with the applicable PRC laws and regulations. Revenues contributed by the affiliated entities accounted for all of our total revenues in the fiscal years ended June 30, 2021 and 2022.

Our contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIE as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we have become the primary beneficiary of the VIE, and, therefore, have consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its shareholder.

Voting rights proxy agreement. Pursuant to the voting rights proxy agreement dated May 20, 2021 entered into by and among our WFOE, the VIE and its shareholder, the shareholder of the VIE irrevocably appointed and authorized our WFOE or its designee(s) to act on its behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholder in the VIE, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of the VIE, including but not limited to the right to sell, transfer or pledge of all the equity interests held in part or in whole, and (3) designate and appoint on its behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIE. The voting rights proxy agreement is irrevocable and continuously effective from the execution date until the entire equity interests in the VIE have been transferred to our WFOE or its designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

Equity pledge agreement. Under the equity pledge agreement dated May 20, 2021 entered into by and among our WFOE, the VIE and its shareholder, the shareholder of the VIE agrees to pledge all of its equity interests in the VIE to our WFOE as security for performance of the respective obligations of the VIE and its shareholder hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement, and for payment of all the losses and losses of anticipated profits suffered by our WFOE as a result the VIE or its shareholder’s defaults. If any of the VIE or its shareholder breach its contractual obligations, our WFOE, as the pledgees, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholder of the VIE agrees that, without our WFOE’s prior written consent, the shareholder of the VIE shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. Our WFOE may assign all or any of its rights and obligations under the share pledge agreement to its designee(s) at any time. The equity pledge agreement pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement and the full payment of all the losses and losses of anticipated profits suffered by our WFOE as a result the VIE or its shareholder’s default. We completed the registration of the pledged equity interests in the VIE with the competent administration for industry and commerce in May 2021.

Exclusive consultancy and service agreement. Pursuant to the exclusive consultancy and service agreement dated May 20, 2021 entered into by and between our WFOE and the VIE, our WFOE has the exclusive right, during the term of the exclusive consultancy and service agreement, to provide or designate its affiliates to provide complete business support and technical and consulting services to the VIE. In exchange, the VIE shall pay our WFOE in an amount equals to the VIE’s revenues minus any turnover tax, total costs incurred by the VIE, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless our WFOE agrees in writing for any other amount. Our WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The exclusive consultancy and service agreement shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by our WFOE within three months prior to the expiration date.

Exclusive option agreement. Under the exclusive option agreement dated May 20, 2021 entered into by and between our WFOE, the VIE and its shareholder, the shareholder of the VIE irrevocably granted our WFOE an exclusive right to purchase, or designate any third-party to purchase, all or part of the equity interests and assets in the VIE at any time in part or in whole at the sole and absolute discretion of our WFOE to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholder of the VIE shall give all considerations it received within 10 business days from the exercise of the options to our WFOE or its designee(s) in a legally compliant manner. Without the prior written consent of our WFOE, the VIE and/or its shareholder shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of the VIE, or create any pledge or encumbrance on any equity, assets or business of the VIE, (2) increase or decrease the VIE’s registered capital or change its structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of the VIE or any legal or beneficial interests in the material business or revenues of the VIE, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which the VIE is a party, or enter into any other contract that may result in any conflicts with the VIE’s existing materials contacts, (5) carry out any transactions that may substantially affect the VIE’s assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholder of the VIE, (7) declare or distribute dividends, (8) dissolute or liquate or terminate the VIE, (9) amend the VIE’s articles of association, or (10) allow the VIE to incur any borrowings or loans. This agreement shall become effective on the execution date and remain in effect until all equity interests in the VIE have been transferred to our WFOE and/or its designee(s) pursuant to this agreement.

In the opinion of our PRC counsel, CM Law Firm: (1) the ownership structures of the VIE and WFOE are not in any violation of applicable PRC laws and regulations currently in effect; and (2) the contractual arrangements between our WFOE, the VIE and its shareholder governed by PRC laws and regulations are currently valid, binding and enforceable and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, we have been further advised by CM Law Firm that there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. Investors in our securities (including the ADSs) are not purchasing equity interest in the VIE in China but, instead, are purchasing equity interest in a holding company incorporated in the Cayman Islands. The contractual arrangements may be less effective from direct ownership in providing us with control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our WFOE and the affiliated entities, and investors in securities (including the ADSs) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company as a whole and the affiliated entities. See “Risk Factors — Risks Related to Our Corporate Structure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are the largest online learning service provider in China’s adult learning market for personal interest courses and among the top five service providers in China’s total adult learning market, in terms of revenue in 2021, according to the F&S report. We offer easy-to-understand, affordable, and accessible online courses to adult learners under various brands, including QiNiu, JiangZhen, and QianChi, and to a lesser extent, marketing services and enterprise talent management services to enterprise customers.

We launched our financial literacy learning services in July 2019 and quickly became the largest service provider in China’s online financial learning market in terms of revenue in 2021 according to the F&S report. In August 2021, we expanded our offerings into other personal interests to leverage the general public’s gradual awakening to more diverse needs in pursuing personal development and lifelong learning. We derive revenues from course fees charged to learners for our individual online learning services.

In February 2020, we launched our marketing services to financial intermediary enterprises, allowing them to connect with our learners to enlarge their customer base. We charge leads referral fees based on the quality and quantity of the leads generated. In June 2022, we launched our enterprise talent management services to provide enterprise customers with online talent assessment, training and learning services for internal employee management. We charge service fees for enterprise talent management services based on service contents and duration, and in July 2022, we began to recognize revenue for such services.

As of June 30, 2022, we had accumulated approximately 58.8 million registered users, trebling from 17.0 million as of June 30, 2021. For the fiscal year ended June 30, 2022, we had approximately 1.1 million paying learners, representing a 37.5% increase from 0.8 million for the fiscal year ended June 30, 2021. Our total revenues increased by 63.0% from RMB1,759.9 million in the fiscal year ended June 30, 2021 to RMB2,868.0 million (US$428.2 million) in the fiscal year ended June 30, 2022.

Key Factors Affecting Results of Operations

General factors affecting results of operations

Our business, results of operations and financial condition have been, and are expected to continue to be, subject to the influence of the general factors affecting the overall economy and the industry that we operate in.

We, through our WFOE and the affiliated entities, primarily operate in China’s online adult learning market. Our results of operations and financial condition are significantly affected by macroeconomic factors, including China’s economic performance and growth, urbanization level, and per capita disposable income, all of which have an impact on the mass market’s demand for and ability to spend on online learning services and, in turn, China’s online adult learning industry. In addition, as we expanded our services to enterprise customers, the macroeconomic factors will also affect, among others, these customers’ spending on professional training and other relevant services, as well as the demand for marketing services from financial intermediary enterprises, which in turn affects our results of operations and financial condition.

Our results of operations and financial condition depend significantly on the overall development status of China’s online adult learning industry, including, among others, the awareness of the importance of personal development, the willingness to spend on personal interests, and adoption of online learning platforms among Chinese individuals. In particular, our results of operations and financial condition are driven by technological factors affecting the delivery of online learning services in China, including technologies in live streaming, artificial intelligence, and big data, and the penetration of the mobile internet and devices, all of which influence the online learning experience, the course contents and quality, and the efficiency of course delivery and in turn the offline-to-online transition of adult learning services. Our results of operations and financial condition also depend in part on competitive landscape of the online adult learning industry, and we compete, to some extent, with traditional offline players. Moreover, our results of operations and financial condition are affected by the regulatory regime relating to, among others, our business and operations, our industry, and our technology infrastructure. The PRC government regulates various aspects of our business operations and capital raising activities, including the regulatory approval and licensing requirements for entities providing online learning services and other services, data security and personal information protection, and our oversea capital raising activities in general.

Our results of operations and financial condition are also subject to the effect of the COVID-19 pandemic. For details, see “— Effects of COVID-19 Pandemic.”

Specific factors affecting results of operations

In addition to the general factors, we believe that our business, results of operations and financial condition are affected by company-specific factors, including the key factors discussed below.

Ability to attract new registered users and learners

Our revenues depend significantly on our individual online learning services, especially our financial literacy courses, and we must continue to attract new registered users and learners and increase their engagement on our platforms over time.

We have benefited from our organic business model and experienced a significant growth in our learner base since the launch of our online courses. The effectiveness and efficiency of our sales and marketing activities are critical to our business growth and results of operations. We primarily leverage major social media in China, such as Douyin, Weixin and Kuaishou, and to a much lesser extent, other online and offline channels to access prospective users and learners. The growth of our users and learners largely depends on our ability to identify and attract users from such marketing channels to join our platforms and attend our course offerings.

Our ability to attract prospective users and learners also depend on our ability to develop and offer diversified, high-quality course offerings. In July 2019, we launched our financial literacy learning services. In August 2021, we expanded our course offerings into other adult personal interest courses. In the fiscal year ended June 30, 2022, our other personal interest courses contributed revenues of approximately RMB193.9 million (US$28.9 million), representing 6.8% of our total revenues for the same period. We expect that we can continue to attract prospective users and learners as we continue to develop new course offerings and improve the teaching quality and learning experience of our course offerings.

Ability to convert registered users to paying learners

Our ability to generate revenues depends significantly on our paying learner base, which in turn depends significantly on the effectiveness of our sales and marketing activities in acquiring new registered users and our progressive course mode in attracting users to purchase our premium courses. Once we bring new users onto our platforms, we encourage them to attend our introductory courses, and subsequently, to further purchase and enroll in our premium courses. Substantially all of our paying learners have previously attended our introductory courses. As of June 30, 2021 and 2022, our financial literacy courses had accumulated approximately 11.9 million and 24.0 million introductory course learners. For the fiscal year ended June 30, 2021 and 2022, our financial literacy courses had approximately 0.8 million and 1.0 million paying learners.

Our ability to expand our learner base also depends on a number of other factors, such as the perceived attractiveness, effectiveness and quality of our course offerings, the capabilities of our instructors and tutors, and the learning experience on our platforms. We believe that our carefully selected, well-designed curriculums and learning materials and our ability to expand and upgrade our course offerings in a timely manner according to market demands are critical in attracting learners. We will also continue to improve our technology infrastructure and study toolkits to further improve the quality and learning experience of our course offerings.

We have sought to enhance our ability to continuously appeal to our existing registered users, by sending course notifications and advertisements to registered users who have not participated in our courses, so that they might enroll in our courses in the future. We have also sought to enhance cross-selling and up-selling by encouraging our existing learners to enroll in different course categories and continue their learning journey with more advanced course levels. We expect that our continuous user engagement and retention efforts will better capture the business opportunities associated with users’ interests in personal development, increase their spending, and further monetize our registered user base.

Ability to effectively price our courses

Our revenues are significantly affected by the level of course fees we charge for our premium courses. Our introductory courses are offered free of charges or, occasionally, for a nominal price, which was no more than RMB9.9 as of June 30, 2022. Our ability to price our courses effectively is affected by a number of factors, including, among others, the overall demand for our courses, the quality and effectiveness of our course offerings, and the prices and availability of competing courses. We consider a number of factors in determining the prices of our courses, primarily including our course quality, our service capabilities, and the macroeconomic environment, and we have, from time to time, increased and may continue to increase our course pricing as we continue to upgrade our course offerings.

Ability to diversify and improve our course offerings and services

The quality and breadth of our course offerings are critical to learners’ demand and our ability to price our courses and compete effectively and generate revenue in a sustainable manner. The quality of our course offerings in turn depends on, among others, our ability to select and offer attractive course contents and enhance our curriculums, learning materials and learning tools, and the technological capability that supports our course development and delivery. The breadth of our course offerings depends on, among others, our ability to quickly and precisely capture the evolving demand for online learning services and the efficiency and effectiveness of our content development process. Moreover, we depend significantly on our instructors to deliver courses in an effective manner and our tutors to serve and maintain good relationship with our learners, which affects our learners’ perceptions about the quality of our course offerings and services and their overall learning experience.

Ability to strengthen our technological capability

Our technological capability is instrumental to our ability to engage with prospective users and learners, deliver learning services, and achieve operating efficiency. For instance, we rely in part on the strengths of our live streaming capability and network infrastructure to deliver our courses to a growing number of learners in a stable and efficient manner, which affects their learning experience and their willingness to pay for our courses. We have also invested in technological measures to enhance the quality and breadth of our offerings, such as by continuously updating our applications and platforms and providing intelligent study toolkits. Moreover, we have applied various data analytic technologies to optimize multiple areas of our business operations. We utilize our intelligent marketing system and intelligent interactive system to monitor and control the effectiveness of our sales and marketing activities and improve learner engagement. As we further expand our learner base, refresh and enrich our course portfolio, and diversify our service offerings, including services to enterprise customers, we believe that our technological capability will continue to be critical to our business performance and operating efficiency, which in turn will affect our results of operations and financial condition.

Ability to control our operating costs and expenses

Our operating margins depend in part on our ability to control our costs and realize additional operation leverage as we expand. For the fiscal years ended June 30, 2021 and 2022, our cost of revenues accounted for approximately 10.2% and 14.3% of our total revenues, respectively. A substantial majority of our cost of revenues consists of staff costs and labor outsourcing costs. Historically, we have benefited from the significant scalability of our business model and have been able to control those costs at a relatively low level despite the significant growth in our revenues. Our ability to continue to control our costs largely depends on our ability to increase the economic benefits from the scalability of our business model and utilize advanced technology to optimize our course operations.

In addition, our ability to market our course offerings in a cost-effective manner is critical for us to maintain and improve our operating margins. For the fiscal years ended June 30, 2021 and 2022, we incurred net loss of RMB316.0 million and RMB233.4 million (US$34.8 million), primarily due to the large spending on selling and marketing activities. Our sales and marketing expenses accounted for approximately 96.3% and 78.6% of our total revenues in the same corresponding periods, respectively. Our sales and marketing expenses primarily consist of online advertising spending, and to a lesser extent, compensation to our sales and marketing personnel. Our ability to maintain or lower our sales and marketing expenses as a percentage of revenues depends on our ability to improve sales and marketing efficiency, including through the adoption of more effective technological measures, understand learner demands, and introduce more attractive course categories. We expect that our sales and marketing expenses will continue to be the most significant portion of our operating expenses under our existing business model and will continue to increase as the online user acquisition costs increase in general and as we expand our course offerings into new fields. We may also incur increases in other operating expenses due to the expansion of our course offerings and the initiatives of our new business such as our services to enterprise customers.

Ability to retain and expand our enterprise customers

Our ability to retain and expand our enterprise customers also affects our ability to increase our revenues and margins. For the fiscal years ended June 30, 2021 and 2022, revenues from our enterprise services accounted for approximately 8.2% and 6.5% of our total revenues, respectively. Historically, our enterprise services primarily focused on marketing services to connect enterprises and individual learners. Our ability to increase our marketing services depends significantly on the size of our learner base and our ability to attract new learners. In addition, our ability to initiate new enterprise service offerings will affect our ability to attract enterprise customers and in turn, our ability to generate revenues from them. Since early 2022, we have been actively exploring and expanding new services to enterprise customers, including launching our talent management services and assisting enterprise customers in building their proprietary learning platforms. We may incur higher operating costs and expenses, including research and development expenses, due to the expansion of our services to enterprise customers.

Change in service offering mix

We have been experiencing a shift in our service offering mix, in terms of our services to individual learners and enterprise customers and our online course offerings in financial literacy and other personal interest. This shift has affected, and is expected to continue to affect, our financial performance, especially our revenue growth and profit margin. Historically, substantially all of our revenues were generated from our online courses in financial literacy. We expect the revenue from other personal interest courses will continue to increase since their initial launch in August 2021. However, the gross profit margin of financial literacy and other personal interest learning services may differ. The launch of new courses may be accompanied with fluctuations in our revenues and gross profits, due to the development and the related allocation of our marketing and corporate resources to such courses. Furthermore, our revenues from our enterprise services have grown fast since the launch of marketing services in February 2020. We are also actively exploring other enterprise services, including enterprise talent management services launched in June 2022. The gross profit margin of our individual online learning services is expected to be generally higher than that of our enterprise services, as we may incur a large amount of upfront costs and expenses to initiate and ramp such enterprise services, technological infrastructure expenditures and R&D staff costs and expenses, which may affect our overall gross profit margin. As a result, any future change in our service offering mix or change in profit margin of any business may have a corresponding impact on our overall gross profit margin.

Effects of COVID-19 Pandemic

COVID-19 has significantly affected China and many other countries. The PRC government has imposed quarantine measures across the country since late January 2020. Local governments have also imposed temporary restrictions or bans on passenger traffic to control the spread of COVID-19. There has been a recent resurgence of COVID-19 cases, including cases involving the Delta and Omicron variants, in various locations in China. The Chinese local authorities have reinstated precautionary measures to keep COVID-19 in check, including quarantine arrangements, travel restrictions, and stay-at-home orders. The reinstatement of these restrictions in 2022 has adversely affected our operations, as it has caused inconvenience to our day-to-day operating activities. We have taken measures to minimize the impact of COVID-19 on our operations, including transitioning our employees to remote work and providing instructors with devices to facilitate remote course delivery during the pandemic. We have not incurred any material changes in our operating expenses as a result of the COVID-19 pandemic. We believe that our ability to meet the needs of our learners has not been materially affected by the government-instituted precautionary measures.

The COVID-19 pandemic has broadly affected the online learning market, including the general awareness and acceptance of online learning services, the market demand of online learning services, individual disposable income, and enterprises’ spending on online services. Historically, the COVID-19 pandemic has contributed to the growth of China’s online adult learning market, and in turn, our business growth. However, we are not able to quantify the proportion of the increase in revenue that is attributable to the COVID-19 pandemic as opposed to other factors contributing to our growth in the same periods. Additionally, the circumstances that have driven our business growth during the COVID-19 pandemic may not persist in the future. Furthermore, the COVID-19 pandemic has also affected China’s and the world’s economy, and if the negative impact of the COVID-19 pandemic on the economy persists, individuals may have lower disposable income and may become less inclined to pay for online learning, and enterprises may also reduce their spending on our services. As a result, the growth rate of our revenue and our learner base may decline in the future.

Key Operating Metrics

We regularly review a number of metrics, including the key metrics presented in the following table, to evaluate our business. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors. The following table presents certain key operating data as of/for the periods indicated.

	As of June 30,
	2021	2022

	(in millions)
Registered users
Financial literacy	17.0	50.4
Other personal interests	—	8.4

Total registered users	17.0	58.8
Introductory course learners(1)
Financial literacy	11.9	24.0
Other personal interests	—	3.5

Total introductory course learners	11.9	27.5

	For the fiscal year ended June 30,
	2021	2022
	(in millions, except for percentages)
Paying learners
Financial literacy	0.8	1.0
Other personal interests	—	0.1

Total paying learners	0.8	1.1

Repeat purchase rate	29.3%	49.5%

(1)	We offer our introductory-level courses free of charges or, occasionally, for a nominal price, which was no more than RMB9.9 as of June 30, 2022.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

On March 1, 2022, we completed the sale of 100% equity interest of Beijing ChangYou Star Network Technology Co., Ltd. and its subsidiary Beijing Baichuan (collectively, the “Disposed Group”) to Beijing Shanronghaina Network Technology Co., Ltd., an entity controlled by Mr. Peng Li on behalf of all of our shareholders. The transaction is accounted for as a disposal under common control pursuant to ASC 360-10, and difference between the proceeds received by the transferring entity and the book value of the Disposed Group (after impairment included in earnings, if any) was recognized as a capital transaction and no gain or loss would be recorded. As such, RMB0.5 million was recognized as dividend to shareholders, which represents the difference between the proceeds of RMB22 million and the Disposed Group’s net carrying value. We do not consider the disposal is a strategic shift with major effect and have determined that discontinued operations reporting is not applicable.

The following unaudited pro forma consolidated financial information have been prepared to show the pro forma effect of the disposal of the Disposed Group by applying pro forma adjustments to our historical consolidated financial information. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed consolidated statements of operations are based upon our historical consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended June 30, 2022 is presented as if the disposal of the Disposed Group had occurred on July 1, 2021.

The following unaudited pro forma condensed consolidated financial information is intended to provide investors with information about the impact of the disposal of the Disposed Group by showing how specific transactions have affected historical financial statements, illustrating the scope of the change in the historical results of operations. This unaudited pro forma condensed consolidated financial information should not be viewed as indicative of our financial results in the future and should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, as well as “Risk Factors,” “Summary Consolidated Financial and Other Operating Data,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial information has been adjusted in the unaudited pro forma financial information to give effect to events that are directly attributable to the disposal of the Disposed Group and are factually supportable.

	For the fiscal year ended June 30, 2022
	QuantaSing	Transaction Adjustments		Pro Forma
		Disposed Group(1)	Adjustments(2)

	(RMB in thousands, except for per share data)
Revenues	2,867,974	(183,911)	99,445	2,783,508

Cost of revenues	(408,757)	111,170	(99,445)	(397,032)

Gross profit	2,459,217	(72,741)	—	2,386,476
Operating expenses:
Sales and marketing expenses	(2,254,459)	91,981	—	(2,162,478)
Research and development expenses	(273,484)	1,096	—	(272,388)
General and administrative expenses	(166,650)	2,881	—	(163,769)

Total operating expenses	(2,694,593)	95,958	—	(2,598,635)

(Loss)/Income from operations	(235,376)	23,217	—	(212,159)

Other incomes:
Interest income	387	(10)	—	377
Others, net	19,913	(701)	—	19,212

(Loss)/Income before income tax	(215,076)	22,506	—	(192,570)
Income tax expense	(18,350)	(1,413)	—	(19,763)

Net (loss)/income	(233,426)	21,093	—	(212,333)
Net loss per ordinary share
- Basic	(5.26)			(4.83)
- Diluted	(5.26)			(4.83)

(1)	Represents the historical consolidated revenues and expenses of the Disposed Group as if the disposition had occurred on July 1, 2021.
(2)

Represents the revenues from referral services provided by QuantaSing to the Disposed Group, and the corresponding cost incurred by the Disposed Group. The VIE has been providing marketing services to the Disposed Group. See “Related Party Transaction — Transaction with Certain Related Parties” for details.

Key Components of Results of Operations

Revenues

We generated revenue primarily from the provision of individual online learning service to learners, and to a much lesser extent, from the provision of marketing services to enterprise customers. The following table sets forth a breakdown of our revenues by business line, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the fiscal year ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Individual online learning services
Financial literacy courses	1,563,607	88.8	2,300,434	343,446	80.2
Other personal interest courses	—	—	193,896	28,948	6.8

Subtotal	1,563,607	88.8	2,494,330	372,394	87.0
Enterprise services	144,308	8.2	185,511	27,696	6.5
Others(1)	52,025	3.0	188,133	28,087	6.5

Total	1,759,940	100.0	2,867,974	428,177	100.0

(1)

Include primarily revenues from insurance brokerage services. In early 2022, we ceased such business and disposed of it to an affiliate. For details of the transaction and pro forma impacts on our historical financial data, see “— Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

Our revenues from individual online learning services primarily consist of course fees we charged our learners, particularly course fees from financial literacy courses. Learners may elect to subscribe for a course package or a one-off course. We generally collect course fees in advance, which we initially record as contract liabilities. We recognize revenue from sales of our courses ratably over the longer of the corresponding contractual service period of the course and an estimated average learning time of learners ranging from one to three months, starting from the time when the courses can be accessed by learners and the payments from the learners become non-refundable. For our financial literacy courses, we generally offer learners of premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses. Our contract liabilities do not include any amount that may be refunded in the future before expiration of the full-refund period.

Our revenues from enterprise services primarily consists of leads referral fees we charge financial intermediaries for our marketing services. In June 2022, we launched enterprise talent management services and charge service fees for enterprise talent management services based on the service contents and duration. We began to recognize revenue for our enterprise talent management services from July 2022.

Cost of revenues

Costs of revenues primarily consist of labor outsourcing cost and staff costs, and to a lesser extent, third-party service costs. The following table sets forth a breakdown of our cost of revenues by nature, both by absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the fiscal year ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Labor outsourcing costs	94,736	52.9	199,848	29,837	48.9
Staff costs	47,905	26.8	149,964	22,389	36.7
Third-party service costs	22,902	12.8	40,973	6,117	10.0
Others(1)	13,384	7.5	17,972	2,683	4.4

Total	178,927	100.0	408,757	61,026	100.0

(1)	Include primarily general office expenses, tax and surcharges, and depreciation and amortization expenses.

Labor outsourcing costs primarily include labor outsourcing service fees to service providers of our part-time tutors for premium courses. Staff costs primarily include salaries and benefits for our employees responsible for content development, course operations, premium course tutoring, and customer support. Third-party service costs primarily include cloud service fees and service fees for third-party payment channels.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses, both by absolute amount and as a percentage of our total operating expense for the periods indicated.

	For the fiscal year ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	1,694,941	88.7	2,254,459	336,582	83.7
Research and development expenses	116,265	6.1	273,484	40,830	10.1
General and administrative expenses	100,341	5.2	166,650	24,879	6.2

Total	1,911,547	100.0	2,694,593	402,291	100.0

Sales and marketing expenses. Our sales and marketing expenses primarily include (1) marketing and advertising fees paid to third-party online social media platforms to attract new users and promote our brands, and (2) compensation for our sales and marketing personnel, which includes the teaching staff of our introductory courses.

Research and development expenses. Our research and development expenses primarily include (1) compensation for our R&D personnel, and (2) professional service fees, including those incurred in the procurement of relevant technological infrastructure for R&D purposes.

General and administrative expenses. Our general and administrative expenses primarily include (1) compensation for our administrative personnel, (2) professional service fees, including legal fees, audit fees, consulting fees and recruitment fees, and (3) office expenses incurred in the ordinary course of our administrative activities.

Taxation

Cayman Islands

QuantaSing Group Limited, our ultimate holding company, was incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Cayman Islands government that are likely to be material to us, except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Hundreds of Mountains Limited is our subsidiary incorporated in the British Virgin Islands (the “BVI”). All dividends, interest, rents, royalties, compensation and other amounts paid by such entity to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of such entities by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our subsidiary incorporated in the BVI.

All instruments relating to transfers of property to or by such entity and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our subsidiary incorporated in the BVI and all instruments relating to other transactions relating to the business of such entity are exempt from payment of stamp duty in the BVI. This assumes that our subsidiary incorporated in the BVI do not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our subsidiary incorporated in the BVI or their shareholders.

Hong Kong

Witty Digital Technology Limited is our subsidiary incorporated in Hong Kong. Since the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate has been 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2.0 million. During the fiscal years ended June 30, 2021 and 2022, Hong Kong profits tax was not incurred, as there were no taxable profits derived from Hong Kong.

China

We operate our business through our WFOE and the VIE and its subsidiaries, which were all incorporated in China. Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing Feierlai was qualified as an HNTE in the calendar year of 2020 and is eligible for a preferential enterprise income tax rate of 15% as an HNTE in the calendar year of 2020.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in China be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the term of the “de facto management body” as “the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.” Should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

The EIT law and its implementation rules also impose a withholding income tax of 10% on dividends distributed by a foreign investment enterprise to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the dividends received have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our ultimate holding company was incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign investment enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied. We did not record any dividend withholding tax, as our WFOE, which is a foreign investment enterprise, did not have any retained earnings in any of the periods presented.

To the extent that our subsidiaries and the affiliated entities have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of June 30, 2021 and 2022, we did not record any withholding tax as the PRC entities were still in accumulated deficit position.

Results of Operations

The following table sets forth a summary of our results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our results of operations in any particular period are not necessarily indicative of our future trends.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for per share data)
Revenues	1,759,940	2,867,974	428,177
Cost of revenues	(178,927)	(408,757)	(61,026)

Gross profit	1,581,013	2,459,217	367,151
Operating expenses:
Sales and marketing expenses	(1,694,941)	(2,254,459)	(336,582)
Research and development expenses	(116,265)	(273,484)	(40,830)
General and administrative expenses	(100,341)	(166,650)	(24,879)

Total operating expenses	(1,911,547)	(2,694,593)	(402,291)

Loss from operations	(330,534)	(235,376)	(35,140)

Other incomes, net:
Interest income	441	387	58
Others, net	15,093	19,913	2,973

Loss before income tax	(315,000)	(215,076)	(32,109)
Income tax expenses	(1,037)	(18,350)	(2,740)

Net loss	(316,037)	(233,426)	(34,849)
Other comprehensive income, net	—	1,839	275

Total comprehensive loss	(316,037)	(231,587)	(34,574)

Net loss per ordinary share
- Basic	(12.89)	(5.26)	(0.78)
- Diluted	(12.89)	(5.26)	(0.78)
Non-GAAP financial measures(1)
Gross billings of individual online learning services	2,045,203	2,758,236	411,795

Adjusted net (loss)/profit	(214,207)	58,003	8,659

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Revenues

Our revenues increased by 63.0% from RMB1,759.9 million for the fiscal year ended June 30, 2021 to RMB2,868.0 million (US$428.2 million) for the fiscal year ended June 30, 2022, primarily due to the increase in revenues from individual online learning services.

•

Revenues from individual online learning services. Our revenues from individual online learning services increased by 59.5% from RMB1,563.6 million for the fiscal year ended June 30, 2021 to RMB2,494.3 million (US$372.4 million) for the fiscal year ended June 30, 2022, primarily due to a 47.1% increase in revenues from our financial literacy courses of RMB736.8 million (US$110.0 million). This increase was primarily driven by (1) the increase in the average price of our premium financial literacy courses; and (2) the increase in the learner base for our premium financial literacy courses, primarily due to the increase in the market demand for our online financial literacy courses. For instance, the paying learners for our financial literacy courses increased from approximately 0.8 million for the fiscal year ended June 30, 2021 to 1.0 million for the fiscal year ended June 30, 2022. In addition, we also increase the price level of our premium financial literacy courses from time to time. For instance, the price levels of one of our most popular intermediate-level financial literacy course packages and one of our most popular advance-level financial literacy course packages increased by 3.5% and 13.8% in mid 2021, respectively. Our revenue growth from individual online learning services was also attributable to the launch of our other personal interest courses. We began to provide other personal interest courses in the second half of calendar 2021 and recognized revenues of RMB193.9 million (US$28.9 million) for the fiscal year ended June 30, 2022.

•

Revenues from enterprise services. Our revenues from enterprise services increased by 28.6% from RMB144.3 million for the fiscal year ended June 30, 2021 to RMB185.5 million (US$27.7 million) for the fiscal year ended June 30, 2022, primarily due to the growth of our marketing services for enterprises as a result of the growth of our individual online learning services and the increase in our learner base. We launched our enterprise talent management services in June 2022 and expect to recognize revenue for such services from July 2022.

•

Revenues from other services. Our revenues from other services increased significantly from RMB52.0 million for the fiscal year ended June 30, 2021 to RMB188.1 million (US$28.1 million) for the fiscal year ended June 30, 2022, primarily due to the increase in revenues from insurance brokerage services. In early 2022, we ceased such business and disposed of it to an affiliate. For details of the transaction and pro forma impacts on our historical financial data, see “— Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

Cost of revenues

Our cost of revenues increased significantly from RMB178.9 million for the fiscal year ended June 30, 2021 to RMB408.8 million (US$61.0 million) for the fiscal year ended June 30, 2022, primarily due to (1) a significant increase in labor outsourcing costs of RMB105.1 million (US$15.7 million), and (2) a significant increase in staff costs of RMB102.1 million (US$15.2 million). This increase was driven by (i) the increase in the relevant employee headcount in line with the expansion of our premium financial literacy courses and new initiatives in other personal interest courses, and (ii) their compensation level, including an increase in the share-based compensation of RMB21.3 million (US$3.2 million).

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 55.5% from RMB1,581.0 million for the fiscal year ended June 30, 2021 to RMB2,459.2 million (US$367.2 million) for the fiscal year ended June 30, 2022. Our gross profit margin decreased from 89.8% for the fiscal year ended June 30, 2021 to 85.7% for the fiscal year ended June 30, 2022, primarily due to the increase in our labor outsourcing costs and staff costs in line with our rapid business expansion.

Sales and marketing expenses

Our sales and marketing expenses increased by 33.0% from RMB1,694.9 million for the fiscal year ended June 30, 2021 to RMB2,254.5 million (US$336.6 million) for the fiscal year ended June 30, 2022. This increase was primarily due to (1) a 21.8% increase in marketing and promotion expenses of RMB284.4 million (US$42.5 million) as a result of the increase in marketing and advertising fees paid to third-party social media platforms to attract new learners, which is generally in line with the business growth of our individual online learning services; and (2) an increase in the compensation for our sales and marketing personnel of RMB215.6 million (US$32.2 million), as a result of the increase in their headcount and compensation level, including an increase in the share-based compensation of RMB62.7 million (US$9.4 million).

Research and development expenses

Our research and development expenses increased significantly from RMB116.3 million for the fiscal year ended June 30, 2021 to RMB273.5 million (US$40.8 million) for the fiscal year ended June 30, 2022, primarily due to a significant increase in compensation for our R&D personnel of RMB149.2 million (US$22.3 million) as a result of the increase in (1) the headcount of such personnel in line with our increasing R&D efforts and (2) their compensation level, including an increase in share-based compensation of RMB71.8 million (US$10.7 million).

General and administrative expenses

Our general and administrative expenses increased by 66.1% from RMB100.3 million for the fiscal year ended June 30, 2021 to RMB166.7 million (US$24.9 million) for the fiscal year ended June 30, 2022, primarily due to (1) a 92.9% increase in the compensation for our general and administrative personnel of RMB46.5 million (US$6.9 million), as a result of the increase in their headcount and compensation level, including an increase in the share-based compensation of RMB33.7 million (US$5.0 million); and (2) an increase in office expenses of RMB10.4 million (US$1.5 million) due to our growing operational needs.

Loss from operations

As a result of the foregoing, we recorded a loss from operations of RMB330.5 million and RMB235.4 million (US$35.1 million) for the fiscal years ended June 30, 2021 and 2022, respectively.

Others, net

We recognized other income/gains, net of RMB15.1 million and RMB19.9 million (US$3.0 million) for the fiscal years ended June 30, 2021 and 2022, respectively. The increase is primarily due to (1) an increase in fair value gains of short-term investments of RMB2.5 million (US$0.4 million), as the balance of our wealth management products increased, (2) the increase in other items of RMB5.3 million (US$0.8 million) primarily due to the super deduction of certain value-added tax, partially offset by (3) a decrease in government grants of RMB2.9 million (US$0.4 million).

Income tax expense

Our income tax expense increased significantly from RMB1.0 million for the fiscal year ended June 30, 2021 to RMB18.4 million (US$2.7 million) for the fiscal year ended June 30, 2022, primarily due to the increase in our taxable income.

Net loss

As a result of the foregoing, we recorded net loss of RMB316.0 million and RMB233.4 million (US$34.8 million) for the fiscal years ended June 30, 2021 and 2022, respectively.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited consolidated results of operations for each of the eight quarters from July 1, 2020 to June 30, 2022. The consolidated quarterly financial information includes all normal recurring adjustments that we consider necessary for a fair representation of our results of operations for the quarters presented. Our historical results of operations are not necessarily indicative of results of operations expected for future periods. The following selected unaudited quarterly financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the three months ended
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
	(RMB in thousands)
Revenues	197,601	391,555	565,463	605,321	744,041	803,976	690,914	629,043
Cost of revenues	(13,477)	(39,049)	(52,708)	(73,693)	(86,081)	(100,869)	(114,249)	(107,558)

Gross Profit	184,124	352,506	512,755	531,628	657,960	703,107	576,665	521,485
Operating expenses:
Sales and marketing expenses	(188,770)	(390,448)	(429,777)	(685,946)	(670,172)	(560,175)	(492,665)	(531,447)
Research and development expenses	(6,137)	(19,455)	(15,409)	(75,264)	(41,976)	(51,581)	(47,301)	(132,626)
General and administrative expenses	(22,331)	(21,583)	(21,310)	(35,117)	(30,328)	(38,539)	(35,152)	(62,631)

Total operating expenses	(217,238)	(431,486)	(466,496)	(796,327)	(742,476)	(650,295)	(575,118)	(726,704)

(Loss)/Income from operations	(33,114)	(78,980)	46,259	(264,699)	(84,516)	52,812	1,547	(205,219)
Other income:
Interest income	56	34	166	185	20	61	124	182
Others, net	1,227	3,374	3,865	6,627	6,027	1,890	6,515	5,481
(Loss)/Income before income tax	(31,831)	(75,572)	50,290	(257,887)	(78,469)	54,763	8,186	(199,556)

Income tax expense/(benefit)	—	(2,108)	542	529	542	(8,686)	(8,072)	(2,134)

Net (loss)/Income	(31,831)	(77,680)	50,832	(257,358)	(77,927)	46,077	114	(201,690)

We experienced continued revenue growth for the six quarters from July 1, 2020 to December 31, 2021, primarily due to the overall increase in revenues from our financial literacy courses, and the increase in revenues from insurance brokerage services for the quarters ended June 30, 2021 and December 31, 2021. We experienced a decrease in revenues for the two quarters from January 1, 2022 to June 30, 2022, primarily due to (1) our strategic adjustments to diversify the course offerings provided in individual online learning services, including the development of certain new courses and the allocation of our marketing and corporate resources to new courses; (2) the seasonal fluctuation of individual online learning services, which typically leads to lower revenues in the last two quarters of our fiscal year when our and the overall marketing and promotional activities are less active as a result of the Chinese New Year holiday and the market conditions in general; and (3) the disposal of insurance brokerage services to an affiliate.

We experienced continued increase in our cost of revenues for the six quarters from July 1, 2020 to December 31, 2021, which is generally in line with our revenue growth. Our cost of revenues fluctuated for the two quarters from January 1, 2022 to June 30, 2022, as we experienced fluctuations in our labor outsourcing and staff costs due to changes in our business and strategic needs and the increase in our share-based compensation expenses for the quarter ended June 30, 2022.

Our operating expenses generally increased for the four quarters from July 1, 2020 to June 30, 2021, which was in line with our rapid business expansion. For the three quarters from July 1, 2021 to March 31, 2022, (1) our sales and marketing expenses decreased as we adjusted our sales and marketing efforts and benefited from greater operating efficiency with such activities, and (2) our research and development expenses and general and administrative expenses fluctuated with our business and strategic needs. We experienced an increase in our operating expenses for the quarter ended June 30, 2022, primarily due to the increase in our share-based compensation expenses.

Non-GAAP Financial Measures

Gross billings of individual online learning services

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as revenues of our individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Our management uses gross billings as a performance measurement because we generally bill our learners for the entire course fee at the time of sale of our course offerings and recognize revenue ratably over the longer of the corresponding contractual service period of the course and an estimated average learning time of our learners. We believe that gross billings provide valuable insight into the sales of our courses and our business performance.

Investors should not consider this non-GAAP financial measure in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with U.S. GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable U.S. GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable U.S. GAAP financial measure. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, investors should not consider gross billings as a substitute for, or superior to, revenues prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table below sets forth a reconciliation of our gross billings to revenues for the periods indicated.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Revenues of individual online learning services:	1,563,607	2,494,330	372,394
Add: value-added tax	109,031	155,851	23,268
Add: cost deduction(1)	—	3,681	550
Add: ending deferred revenues(2)	427,288	531,662	79,375
Less: beginning deferred revenues(2)	(54,723)	(427,288)	(63,792)

Gross billings of individual online learning services:	2,045,203	2,758,236	411,795

(1)

Cost deduction represents the costs paid to third-party content providers of certain cooperative personal interest courses, for which we collected tuition fees from learners on behalf of the content providers and recognized revenue on a net basis.

(2)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

Adjusted net (loss)/profit

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net profit/loss as an additional non-GAAP financial measure. We define adjusted net profit/loss as net profit/loss excluding share-based compensation. We present this non-GAAP financial measure because our management uses it to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

This non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of our future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our adjusted net (loss)/profit to net loss for the periods indicated.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net loss	(316,037)	(233,426)	(34,849)
Add: Share-based compensation	101,830	291,429	43,508

Adjusted net (loss)/profit	(214,207)	58,003	8,659

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented.

	For the fiscal year ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	79,425	272,636	40,704
Net cash used in investing activities	(62,353)	(108,581)	(16,211)
Net cash (used in)/provided by financing activities	(21,093)	71,629	10,695
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	5,642	842

Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,021)	241,326	36,030
Cash and cash equivalents and restricted cash at the beginning of the year	29,122	25,101	3,747
Cash and cash equivalents and restricted cash at the end of the year	25,101	266,427	39,777

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash from historical equity financing activities. As of June 30, 2021 and 2022, our cash and cash equivalents were RMB25.1 million and RMB266.4 million (US$39.8 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of June 30, 2021 and 2022, our short-term investments were RMB29.6 million and RMB132.6 million (US$19.8 million), respectively. Short-term investments include wealth management product of variable interest rates from financial institutions.

We believe that our current cash and cash equivalents, short-term investments, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital injection and financial activities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our business operations. We cannot assure you that any financing will be available in amounts or on terms acceptable to us, if at all.

As of June 30, 2022, 98.5% and 1.5% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively. As of June 30, 2022, 80.3% and 19.7% of our cash and cash equivalents were denominated in Renminbi and U.S. dollars, respectively. As of June 30, 2022, all of our short-term investment was held in mainland China. As of June 30, 2022, 31.3% of cash and cash equivalents and 41.0% of our short-term investments were held by the affiliated entities.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet as of June 30, 2021 and 2022. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the financial results of the affiliated entities, we only have access to their assets or earnings through our contractual arrangements with the VIE and its shareholder. See “Corporate History and Structure — Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our WFOE, which is a PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our WFOE, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

All of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our WFOE is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our WFOE to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our WFOE is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our WFOE has not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our WFOE only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or capital account transactions in the future. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating activities

Our net cash provided by operating activities for the fiscal year ended June 30, 2022 was RMB272.6 million (US$40.7 million), primarily due to net loss of RMB233.4 million (US$34.8 million), as adjusted primarily by certain non-cash items, including share-based compensation of RMB291.4 million (US$43.5 million), and changes in working capital that positively affected our operating cash flows, including (1) a decrease in accounts receivable of RMB55.4 million (US$8.3 million), as we imposed stricter control over our accounts receivable related to our marketing services; (2) an increase in contract liability of RMB99.5 million (US$14.9 million), primarily due to the increase in course fees collected that had not been recognized as revenues, as a result of the expansion of our individual online learning services; (3) an increase in accrued expenses and other current liabilities of RMB61.0 million (US$9.1 million), primarily due to the increases in (i) accrued employee payroll and welfare benefits, primarily due to the increase in the employee headcount in line with our business expansion, (ii) other accrued expense primarily relating to our accrued listing expenses and business expenses, and (iii) other tax payable primarily due to the increase in value-added tax payable; and (4) an increase in advance from customers of RMB17.9 million (US$2.7 million), primarily due to the growth of our individual online learning services, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) an increase in amount due from related parties of RMB23.2 million (US$3.5 million) representing the marketing income received from Beijing Baichuan; and (2) an increase in operating lease right-of-use assets of RMB14.6 million (US$2.2 million), primarily due to the increase in office space leased to meet our growing business needs.

Our net cash provided by operating activities for the fiscal year ended June 30, 2021 was RMB79.4 million, primarily due to net loss of RMB316.0 million, as adjusted primarily by certain non-cash items, including share-based compensation of RMB101.8 million, and changes in working capital that positively affected our operating cash flows, including (1) an increase in contract liability of RMB253.6 million, primarily due to the increase in course fees collected that had not been recognized as revenues as a result of the expansion of our individual online learning services; (2) an increase in advance from customers of RMB119.0 million, primarily due to the growth of our individual online learning services; (3) an increase in accrued expenses and other current liabilities of RMB54.5 million, primarily due to the increase in accrued employee payroll and welfare benefits due to the increase in employee headcount and compensation level; and (4) an increase in accounts payables of RMB62.1 million, primarily due to the increase of promotion fees as we increased our sales and marketing efforts, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) an increase in prepayments and other current assets of RMB96.8 million primarily due to the increases in deferred expense and prepayments for promotion fees as we increased our sales and marketing efforts; and (2) an increase in accounts receivable of RMB98.9 million, primarily relating to the growth of our marketing services.

Investing activities

Our net cash used in investing activities for the fiscal year ended June 30, 2022 was RMB108.6 million (US$16.2 million), primarily due to purchase of short-term investments of RMB976.7 million (US$145.8 million) representing wealth management products, and loan provided to related parties of RMB129.4 million (US$19.3 million) representing certain intra-group loan transactions, partially offset by proceeds from short-term investments of RMB873.7 million (US$130.4 million) due to the redemption of wealth management products and loan repaid by related parties of RMB109.4 million (US$16.3 million) representing certain intra-group loan transactions.

Our net cash used in investing activities for the fiscal year ended June 30, 2021 was RMB62.4 million, primarily due to (1) purchase of short-term investments of RMB434.6 million representing wealth management products; (2) purchase of intangible assets of RMB29.8 million reflecting the procurement of certain insurance brokerage license; and (3) purchase of property, plant and equipment of RMB5.8 million, partially offset by proceeds from short-term investments of RMB405.6 million due to the redemption of wealth management products.

Financing activities

Our net cash provided by financing activities for the fiscal year ended June 30, 2022 was RMB71.6 million (US$10.7 million), primarily due to the contribution from the shareholders, subsidiaries and consolidated variable interest entities of Witty network Limited and EW Technology Limited (collectively, the “Predecessors”) of RMB95.0 million (US$14.2 million) and proceeds from loans from Predecessors of RMB122.8 million (US$18.3 million), partially offset by repayment of loans to Predecessors of RMB146.2 million (US$21.8 million).

Our net cash used in financing activities for the fiscal year ended June 30, 2021 was RMB21.1 million, primarily due to the distribution to Predecessors of RMB37.0 million and repayment of loans to Parent of RMB36.8 million, partially offset by proceeds from loans from Predecessors of RMB52.7 million.

Capital Expenditure

We made capital expenditures of RMB5.8 million and RMB4.6 million (US$0.7 million) for the fiscal years ended June 30, 2021 and 2022, respectively. Our capital expenditures as of June 30, 2022 primarily consist of computers and electronic equipment, office furniture and equipment, and leasehold improvement. We expect to continue to incur similar capital expenditure in the future as we grow our business, including capital expenditure on computers and electronic equipment for our newly launched enterprise talent management service. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2022.

	Within one year	One to five years	Total
	(RMB in thousands)
Office rentals	1,192	1,192	2,384

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements as of and for the fiscal years ended June 30, 2021 and 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to properly address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Prior to preparing for this offering, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy our identified material weakness, we have begun to, and will continue to establish clear roles and responsibilities for accounting and financial reporting staff members to address complex accounting and financial reporting issues and to prepare and review consolidated financial statements, including the related disclosures, under U.S. GAAP and SEC reporting requirements. In addition, we plan to improve our internal control over financial reporting through the following measures, among others: (1) develop and implement a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis; (2) enhance our financial closing and reporting policies and procedures and business process level internal controls relevant to the complex transactions to ensure that they are properly accounted for in accordance with U.S. GAAP; (3) hire additional accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and (4) establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to implement and maintain an effective system of internal control over financial reporting, we could be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

QuantaSing Group Limited is a holding company with no material operations of its own, and its business are primarily operated through our WFOE and the affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by the affiliated entities to our WFOE. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our WFOE and the affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by our WFOE out of China is subject to certain procedures with the banks designated by SAFE.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our WFOE only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

For details of the consolidated financial information relating to QuantaSing Group Limited, the affiliated entities and our non-VIE entities, see “Prospectus Summary — Summary Consolidated Financial and Operating Data — Financial Information Relating to the Affiliated Entities.”

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Our operating transactions are mainly denominated in RMB and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk In addition, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, and the ADSs will be traded in U.S. dollars.

The value of Renminbi against U.S. dollars is subject to changes by the central government policies and to international economic and political developments, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces and government policies may impact the exchange rate between the U.S. dollars and Renminbi in the future. Since June 2010, the RMB has fluctuated against the US dollar, at times significantly and unpredictably. For instance, while appreciating approximately by 1% against the U.S. dollar in 2019, the Renminbi in 2020 and 2021 depreciated approximately by 6.3% and 2.3%, respectively, against the U.S. dollar. In August 2019, Renminbi once plunged to the weakest level against the U.S. dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. Since mid 2022, Renminbi has depreciated against the U.S. dollar under the joint impact of multiple factors, such as the tightening monetary policies of the United States. There is also no assurance that the Renminbi will not appreciate or depreciate significantly against the U.S. dollars in the future.

As of June 30, 2021 and 2022, our cash and cash equivalents and short-term investments denominated in Renminbi were RMB54.7 million and RMB346.7 million, respectively, accounting for 100.0% and 86.9% of our total cash and cash equivalents and short-term investments as of the same time, respectively.

To the extent that we need to convert U.S. dollars into Renminbi for operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$            million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.6981 to US$1.00 to a rate of RMB7.3679 to US$1.00, will result in an increase of RMB            million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.6981 to US$1.00 to a rate of RMB6.0283 to US$1.00, will result in a decrease of RMB            million in our net proceeds from this offering.

Concentration risk

No customers individually represented greater than 10% of our total revenues for the fiscal years ended June 30, 2021 and 2022. There were three and one customer individually represented more than 10% of our net accounts receivables as of June 30, 2021 and 2022, respectively. There was one supplier, an advertising and marketing promotion agency, that individually represented more than 10% of our total costs and expenses for the fiscal year ended June 30, 2021. No suppliers individually represented more than 10% of our total costs and expenses for the fiscal year ended June 30, 2022.

Credit risk

Financial instruments that potentially expose us to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investment. As of June 30, 2021 and 2022, substantially all our cash and cash equivalents and short-term investments were held in major financial institutions located in mainland China and Hong Kong, which our management considered to be of high credit quality.

Inflation

To date, the inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 1.5%, respectively. Although our results of operations have not been materially affected by historical inflation, we may be affected if the inflation rate in China becomes higher in the future.

Research and Development, Patents and Licenses

For information about our proprietary intellectual properties and our research and development policies, see “Business — Technology and Infrastructure” and “Business — Intellectual Property.”

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our results of operations or financial condition. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

Average learning period

Starting dates of the training camps delivery are pre-determined. Contractually, by accessing our online platforms, the paying learners retain access to the training camps or self-study e-learnings they purchased for a specified course period (typically 14 calendar days for a training camp and 90 calendar days for a self-study e-learning) from the training camp commencement date or the purchase date of the e-learnings. However, we in practice discretionally allow the paying learners to retain access to the course content beyond the corresponding contractual expiry dates. Therefore, we recognize online course revenue ratably over the longer of the corresponding contractual service period and the estimated average learning period of the paying learners, starting when the online courses can be accessed by the paying learners and the payments from the paying learners become non-refundable.

The average learning period for each course is subject to periodic assessment. We consider a variety of relevant data when estimating the average learning period of paying learners for each individual online course, including (1) the weighted-average number of days between paying learner’s first and last access to the course contents, and (2) the weighted average total hours spent by paying learners in learning the course contents.

For the fiscal years ended June 30, 2021 and 2022, the average learning period of paying learners is estimated to range from one to three months. While we believe our estimates to be reasonable based on the currently available paying learner information, we may revise such estimates in the future according to the change in pattern of paying learners’ learning behavior. Any adjustments arising from changes in the estimates of the average learning periods is applied prospectively. Considering that the events or circumstances may change to suggest changes in the estimate be made, we assess the average learning period for different courses on an annual basis or more frequently when there is an indicator for changes in circumstances.

Changes in assumptions or estimates can materially affect average learning period for different courses and, therefore, can affect the results in revenue recognition. In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical customers’ learning behavior and management’s judgment. Updates to these assumptions will affect the average learning period for each course and the revenue recognized accordingly. If the estimated average learning period is extended, the revenue will be recognized over a longer period and vice versa. See note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our revenue recognition policies.

Share-based compensation

Fair value of options

Witty network Limited and EW Technology Limited have granted options and restricted shares with their own underlying shares, and used the discounted cash flow method to determine the underlying equity fair value of the Predecessors and adopted an equity allocation model to determine the fair value of the underlying ordinary shares. The determination of estimated fair value of share-based payment awards on the grant date using binomial option pricing model is affected by the fair value of Predecessor’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Predecessor’s shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends. See “Dividend Policy” for details.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the fiscal years ended June 30,
	2021	2022
Expected volatility(1)	44.00%-52.18%	44.04%-45.32%
Risk-free interest rate (per annum)(2)	0.69%-2.85%	1.48%-2.39%
Expected dividend yield(3)	0.00%	0.00%
Expected term (in years)(4)	10	10
Fair value of the underlying shares on the date of option grants (US$)	0.19-2.20	2.35-3.12

(1)

We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)	We estimate risk-free interest rate based on the daily treasury long-term rate of U.S. Department of the Treasury with a maturity period close to the contract term of the options.
(3)	Neither we nor the Predecessors, have declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The expected term is the contract life of the option.
(5)	We determined fair value of underlying ordinary shares with the assistance of a third-party appraiser.

Assumptions are updated at each grant date of new stock options.

See note 14 of to our consolidated financial statements included elsewhere in this prospectus for more information regarding accounting for share-based compensation.

Fair value of ordinary shares

In determining our equity value, we applied the discounted cash flow method to determine the underlying equity fair value of the Predecessors based on our projected cash flows using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, unique business risks, and operating history and prospects at the time of valuation, as well as the liquidity of our shares.

The following table sets forth the fair value of our ordinary shares and the Predecessors’ ordinary shares estimated at the grant dates of share options with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share (US$)	Discount for Lack of Marketability (DLOM)	Weighted Average Costs of Capital (“WACCs”)
July 1, 2020	0.50	20%	22%
January 1, 2021	1.54	20%	22%
April 1, 2021	2.80	20%	22%
July 1, 2021	3.08	15%	21%
October 1, 2021	3.41	10%	21%
January 1, 2022	3.63	10%	21%
April 1, 2022	3.85	10%	21%
May 31, 2022	3.87	10%	21%

The income approach involves applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from July 1, 2020 to May 31, 2022. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (1) no material changes in the existing political, legal and economic conditions in China; (2) our ability to retain competent management, key personnel and staff to support ongoing operations; and (3) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The hybrid method, comprising of the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our company to preferred and ordinary shares, considering the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. The higher the volatility, the greater the potential change in the fair value of ordinary shares.

The major assumptions used in calculating the fair value of ordinary shares include:

•	WACCs: WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies: In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the online education service industry and (ii) their shares are publicly traded in the United States.

•

Discount for lack of marketability: The discount for lack of marketability (“DLOM”) was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The following table estimates the effect of changes in key assumptions on the consolidated financial statements.

Assumption	Basic Point Change	Increase/(Decrease) of share-based compensation expenses for the fiscal year ended June 30,
		2021	2022
(in thousands)
Forecasted revenue	+/– 10%	9,512/(9,686)	32,875/(33,071)
WACC	+/– 100 bps	(5,910)/6,558	(18,112)/20,122

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We regularly re-evaluate our assumptions, judgments and estimates. For details of our accounting policies and significant judgments and estimates used in the preparation of our financial statements, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

For detailed discussion of recent accounting pronouncements, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and issued in September 2022 by Frost & Sullivan, an independent research firm, or the F&S report, to provide information regarding our industry and our market position in China.

Overview of China’s Adult Learning Market

Benefiting from the significant growth of the Chinese economy and per capita disposable income over the past decades, there has been a gradual awakening by the general public to more diverse needs in pursuing personal development and lifelong learning in China, which has in turn driven the fast growth of China’s adult learning market. Adult learning refers to the provision of courses to adults who wish to acquire knowledge and skills or to adults in workplaces that require the completion of professional trainings. Specifically, adult learning excludes the provision of courses to prepare adults for obtaining degrees or diplomas granted by the Ministry of Education or other education authorities in China. According to the F&S report, the market size of China’s adult learning market, in terms of revenue, increased rapidly from RMB383.3 billion in 2017 to RMB566.4 billion (US$87.7 billion) in 2021, at a CAGR of 10.3%, and is expected to further increase to RMB994.7 billion (US$154.1 billion) in 2026, at a CAGR of 11.9% from 2021 to 2026.

Since early 2020, the COVID-19 pandemic has significantly changed people’s life and business operations, including how adult learning is achieved. Driven in part by technological advancements, there has been a growing offline-to-online shift in the online adult learning market. Individuals and enterprises have developed greater recognition of the online learning mode and begun to engage in online learning activities, creating a sustained trend. As a result, the online adult learning market, both in China and globally, has experienced a faster growth compared to the offline market and is expected to further increase its penetration rate in the near future.

China’s online adult learning market has experienced, and is expected to sustain, a significantly higher growth rate than that of the offline segment, primarily driven by technological advances that made online learning more accessible, affordable and effective, and shifts in customer perception that increasingly consider online learning as a useful tool for personal development. China’s online adult learning market, in terms of revenue, increased from RMB44.1 billion in 2017 to RMB126.4 billion (US$19.6 billion) in 2021, at a CAGR of 30.1%, and is expected to reach RMB288.1 billion (US$44.6 billion) in 2026, at a CAGR of 17.9% from 2021 to 2026. In contrast, China’s adult offline learning market, in terms of revenue, increased from RMB339.2 billion in 2017 to RMB440.0 billion (US$68.1 billion) in 2021, at a CAGR of 6.7%, and is expected to reach RMB706.6 billion (US$109.4 billion) in 2026, at a CAGR of 9.9% from 2021 to 2026. As a result, the market share of online adult learning market of the overall adult learning market in China, in terms of revenue, increased significantly from 11.5% in 2017 to 22.3% in 2021, and is expected to reach 29.0% in 2026. The following chart sets forth the historical and expected market size of China’s adult learning market, in terms of revenue, for the periods indicated.

Source: F&S report

The major consumers of China’s adult learning services include both individuals and enterprises. Individual learners mainly focus on acquiring knowledge and skills, rather than obtaining official degrees or diplomas, and the course offerings in this sector can be generally divided into personal interest learning, individual professional training, language learning, and college test preparation. Enterprise consumers mainly focus on offering professional training to their employees.

China’s Individual Adult Learning Market

Overview of China’s individual adult learning market

China’s individual adult learning market has experienced a significant growth in recent years. The market size of China’s individual adult learning market, in terms of revenue, increased from RMB276.3 billion in 2017 to RMB428.5 billion (US$66.4 billion) in 2021, at a CAGR of 11.6%, and is expected to reach RMB763.5 billion (US$118.3 billion) in 2026, at a CAGR of 12.2% from 2021 to 2026. The personal interest learning market, in terms of revenue, has grown rapidly in the past few years and is expected to grow at a CAGR of 16.8% from 2021 to 2026, the fastest rate among all individual adult learning market segments. The following chart sets forth the historical and expected market size of China’s individual adult learning market, in terms of revenue, for the periods indicated.

Source: F&S report

Overview of China’s adult learning market for personal interest courses

The adult learning market for personal interest courses caters for the growing need of personal improvement and learning in leisure time of the mass market. Adult personal interest learning aims to fulfill adults’ interests and pursuits in various fields of their life, such as financial literacy, physical and mental well-being, arts and music. The market size of China’s adult learning market for personal interest courses, in terms of revenue, increased from RMB95.6 billion in 2017 to RMB139.9 billion (US$21.7 billion) in 2021, at a CAGR of 10.0%, and is expected to reach RMB304.2 billion (US$47.1 billion) in 2026, at a CAGR of 16.8% from 2021 to 2026. The following chart sets forth the historical and expected market size of China’s adult learning market for personal interest courses, in terms of revenue, for the periods indicated.

Source: F&S report

China’s online adult learning market for personal interest courses has been growing faster than the offline segment in the past few years, and is expected to keep the momentum from 2021 to 2026, benefiting from the growing online learning habits in the adult learning market in China. The market size of China’s online adult learning market for personal interest courses, in terms of revenue, increased from RMB11.4 billion in 2017 to RMB22.7 billion (US$3.5 billion) in 2021, at a CAGR of 18.8%, and is expected to reach RMB62.1 billion (US$9.6 billion) in 2026, at a CAGR of 22.3% from 2021 to 2026. In contrast, the market size of China’s offline adult learning market for personal interest courses, in terms of revenue, increased from RMB84.2 billion in 2017 to RMB117.2 billion (US$18.2 billion) in 2021, at a CAGR of 8.6%, and is expected to reach RMB242.1 billion (US$37.5 billion) in 2026, at a CAGR of 15.6% from 2021 to 2026.

The courses offered for adult personal interest learning can be divided into financial literacy and other personal interests. Financial literacy provides people with knowledge and skills to acquire financial, investment and wealth management capabilities, with course topics covering various investment and insurance products and catered to different financial goals. The following chart sets forth the historical and expected market size of the China’s adult learning market, divided by financial literacy and other personal interests, in terms of revenue, for the periods indicated.

Source: F&S report

Overview of China’s online financial learning market

Course offerings of financial learning generally include investment in stock, mutual fund, insurance, real estate, bonds, derivatives and other investment instruments and securities. Financial literacy courses help people pursue their financial goals, including capital gains, wealth investment, consumption planning, and risk hedging. The following diagram sets forth the matrix of the financial goals of different individuals and the relevant types of investments.

Source: F&S report

With the growing awareness for personal financial planning and the increasing disposable income, China’s wealth management market has also been booming in recent years. The total assets under management of China’s household wealth management market increased from RMB40.0 trillion in 2017 to RMB77.6 trillion (US$12.0 trillion) in 2021, at a CAGR of 18.0%, and is expected to reach RMB159.1 trillion (US$24.6 trillion) in 2026, at a CAGR of 15.4% from 2021 to 2026.

China’s financial learning market can be further divided into online and offline segments. The market size of China’s online financial learning market, in terms of revenue, increased from RMB5.0 billion in 2017 to RMB6.5 billion (US$1.0 billion) in 2021, at a CAGR of 6.8%, and is expected to reach RMB17.1 billion (US$2.6 billion) in 2026, at a CAGR of 21.3% from 2021 to 2026. The following chart sets forth the historical and expected market size of the China’s online financial learning market, in terms of revenue, for the periods indicated.

Source: F&S report

The number of learner enrollments in China’s online financial learning market increased from 15.5 million in 2017 to 18.3 million in 2021, at a CAGR of 4.2%, and is expected to increase to 34.5 million in 2026, at a CAGR of 13.5% from 2021 to 2026. The number of learner enrollments in China’s online financial learning market for formal, paid courses increased from 2.5 million in 2017 to 4.1 million in 2021, at a CAGR of 13.2%, and is expected to increase to 9.7 million in 2026, at a CAGR of 18.8% from 2021 to 2026.

Competitive landscape

China’s adult learning market is relatively fragmented with a large number of market participants. The combined market shares of the top five players only accounted for 3.3% of the total market, in terms of revenue in 2021. We are the fourth largest service provider in China’s adult learning market, in the combined online and offline segments, in terms of revenue in 2021, with a market share of 0.4% in 2021. None of the top three players in this market has a focus on adult learning for personal interest courses as we do.

China’s adult learning market for personal interest courses is also relatively fragmented. The aggregate market shares of the top four players only accounted for 3.5% of the total market, in terms of revenue in 2021. We are the largest service provider in China’s adult learning market for personal interest courses, in the combined online and offline segments, in terms of revenue in 2021, with a market share of 1.7% in 2021. In addition, we are also the largest service provider in China’s online financial learning market in terms of revenue in 2021, with a market share of 36.9% in 2021.

Key growth drivers

The growth of China’s online adult learning market for personal interest courses is expected to be driven by the following factors:

•

Strong demand for personal development. People increasingly care more about their all-around development than the earlier generations, especially in the subjects that they have a keen interest in. Aided with greater affordability of, and broader access to, personal development learning opportunities, people are more willing to invest in themselves, especially by paying for high-quality learning services. In particular, with more investable assets and active secondary stock market trading, people have increasingly more investment options, driving the demand for financial learning services.

•

Offline to online transition. There has been a strong trend of offline to online transition for adult personal interest learning, driven in part by the overall recognition of online platforms as an important approach to learning. The significant improvements in the quality of online courses and the capability to provide customized learning at scale due to technological advances have further driven the offline to online transition.

•

Technology-driven service upgrade. The seamless integration of technology and course offerings will deliver better learning experience. In particular, technology advances, such as interactive live streaming technology, artificial intelligence and big data have enabled online learning service providers to more efficiently reach out to a massive learner base, improve the quality and effectiveness of course delivery, and enhance learner engagement, which in turn attract more learners to pursue learning opportunities online. In particular, the advances of artificial intelligence and behavioral data analytics enable service providers to offer tailor-made learning contents, which has stimulated the demand for technology-driven learning services.

•

Diversification and enhancement of course offerings. In addition to financial literacy courses, learners in China increasingly favor more diverse course offerings and topics for personal development, such as those relating to fitness, health and leisure. More in-depth learning contents are expected to be introduced to meet the evolving learner needs in knowledge relating to personal development, in part, driven by their continuous upskilling and reskilling needs in the rapidly changing world. A wider selection of well-designed personal interest course offerings represents robust market growth opportunities.

China’s Enterprise Professional Training Market

The major consumers of China’s adult learning services include both individuals and enterprises. There has been a growing trend in the willingness to pay for systematic, well-designed enterprise professional training courses, which has driven the growth of China’s enterprise professional training market. The market size of China’s enterprise professional training market, in terms of revenue, increased from RMB107.0 billion in 2017 to RMB137.9 billion (US$21.4 billion) in 2021, at a CAGR of 6.5%, and is expected to increase to RMB231.2 billion (US$35.8 billion) in 2026, at a CAGR of 10.9% from 2021 to 2026. China’s online enterprise professional training market has experienced, and is expected to continue to experience, a much faster growth than the offline counterpart. The market size of China’s online enterprise professional training market, in terms of revenue, increased from RMB10.7 billion in 2017 to RMB29.0 billion (US$4.5 billion) in 2021, at a CAGR of 28.3%, and is expected to reach RMB71.7 billion (US$11.1 billion) in 2026, at a CAGR of 19.8% from 2021 to 2026.

BUSINESS

What We Envision

We believe that personal learning and development is a lifelong journey. Everyone, regardless of background, should be given an equal opportunity to pursue their interests, passions, and goals.

Our mission is to improve people’s quality of life and well-being by providing them lifelong personal learning and development opportunities.

Who We Are

QuantaSing Group is the largest online learning service provider in China’s adult learning market for personal interest courses and among China’s top five service providers in China’s total adult learning market, in terms of revenue in 2021, according to the F&S report. We offer easy-to-understand, affordable, and accessible online courses to adult learners under various brands, including QiNiu, JiangZhen, and QianChi, empowering them to pursue personal development.

We launched our online financial literacy learning services in July 2019 and quickly became the largest online financial learning service provider for adults in China, with a market share of 36.9% in terms of revenues in 2021, according to the F&S report. In August 2021, we expanded our offerings into a selective repertoire of other personal interest courses beyond financial literacy, to leverage the general public’s gradual awakening to more diverse needs in pursuing personal development and lifelong learning. In February 2020, we launched our marketing services to financial intermediary enterprises, allowing them to connect with our learners to enlarge their customer base. In June 2022, we launched our enterprise talent management services to provide enterprise customers with online talent assessment, training and learning services for internal employee management. These services have enabled us to broaden our service offerings into enterprise customers and evolve into a two-sided service provider for both individuals and enterprises.

Our technology capability forms the bedrock of our business growth. We continuously invest in our proprietary technology and business intelligence, embedding them in every key aspect of our business operations, from content development, live streaming, pre-recording, and intelligent study toolkits, to customer engagement, sales conversion, and operation management. By adopting various self-developed smart tools, we can gain real-time business intelligence during our courses to improve our teaching quality and learner experience, upgrade and enrich our course offerings, and ultimately, enhance the sales conversion for additional and/or more advanced courses.

We have benefited from our agile and scalable business model and experienced a significant growth in our business since we launched our financial literacy learning services in July 2019. As of June 30, 2022, we had accumulated approximately 58.8 million registered users, trebling from 17.0 million as of June 30, 2021. For the fiscal year ended June 30, 2022, we had approximately 1.1 million paying learners, representing a 37.5% increase from 0.8 million for the fiscal year ended June 30, 2021. Our total revenues increased by 63.0% from RMB1,759.9 million in the fiscal year ended June 30, 2021 to RMB2,868.0 million (US$428.2 million) in the fiscal year ended June 30, 2022. We incurred net loss of RMB316.0 million and RMB233.4 million (US$34.8 million) in the fiscal years ended June 30, 2021 and 2022, respectively, and adjusted net loss of RMB214.2 million and adjusted net profit of RMB58.0 million (US$8.7 million) in the same periods, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

What We Offer

We offer (1) online courses under various brands to individual adult learners and (2) marketing services and enterprise talent management services to enterprise customers.

The following diagram is a simplified presentation of our business model, with an illustration of the vibrant ecosystem evolving around our learning platforms.

We launched our online financial literacy courses under the brand QiNiu to democratize financial learning for the mass market. Fewer than 35% adults in China were financially literate as of 2021, significantly lower than that in the other large economies such as the United States (57%) or the United Kingdom (67%), according to the F&S report. This has created a robust demand for our financial literacy courses. QiNiu offers free or paid financial literacy courses at introductory, intermediate, and advanced levels, covering topics across personal finance and wealth management. As our largest brand, Qiniu had approximately 50.4 million registered users as of June 30, 2022 and 1.0 million paying learners for the fiscal year ended June 30, 2022, compared with approximately 17.0 million registered users as of June 30, 2021 and 0.8 million paying learners for the fiscal year ended June 30, 2021.

We expanded our course offerings into other personal interest courses in August 2021. Leveraging our extensive course development experience, well-designed technology infrastructure, and proven operating model from QiNiu, we quickly introduced our new brands, such as JiangZhen and QianChi, to provide other personal interest courses to adult learners. We have thoughtfully curated various trending courses, such as short video production courses, in response to the popularity of video blogging on social media, and personal well-being courses, in response to people’s increased awareness of healthy lifestyles, and electronic keyboard and Chinese painting courses, in response to people’s rising pursuits of personal hobbies. We, from time to time, adjust the course mix to capture the evolving market trends. We had quickly accumulated approximately 8.4 million registered users for other personal interest courses as of June 30, 2022, with 0.1 million paying learners for the fiscal year ended June 30, 2022.

Our fast growing user base, which consists of a large and loyal paying learner base, coupled with our learning platform technology and proven operating experience, creates an immense business opportunity for us to become a two-sided service provider, delivering services to both individual learners and enterprises. We launched our marketing services to financial intermediary enterprises in February 2020, allowing them to connect with our learners to enlarge their customer base. In June 2022, we launched our enterprise talent management services, offering systematic online talent assessment, training and learning services to enterprises for internal employee management. We are continuously exploring more diverse opportunities to leverage our large user base, proven technology, and accumulated experience in online learning markets and achieve greater synergy. For instance, we are in the process of developing technical and operating services to enterprises interested in developing their proprietary online learning platform services.

What Sets Us Apart

We believe the following competitive strengths differentiate us from our competitors.

China’s largest learning platform offering adult personal interest courses with strong growth trajectory

There is a large, burgeoning adult learning market in China. The market size, in terms of revenue, is expected to grow from RMB566.4 billion (US$87.7 billion) in 2021 to RMB994.7 billion (US$154.1 billion) in 2026, at a CAGR of 11.9%, according to the F&S report. Driven by the increase of internet connectivity and digitalization, technological advances, and proliferation of smart devices, this market has been experiencing a demonstrable trend towards online learning, which is expected to continue to grow faster than offline learning in the future. The online share of China’s overall adult learning market, in terms of revenue, has grown from approximately 11.5% (RMB44.1 billion) in 2017 to 22.3% (RMB126.4 billion (US$19.6 billion)) in 2021 and is expected to reach 29.0% (RMB288.1 billion (US$44.6 billion)) by 2026, according to the F&S report.

Driven by the general public’s gradual awakening to more diverse needs in pursuing personal development and lifelong learning, the adult learning market for personal interest courses is the fastest-growing segment within China’s overall adult learning market, in terms of revenue, which is expected to grow significantly from RMB139.9 billion (US$21.7 billion) in 2021 to RMB304.2 billion (US$47.1 billion) in 2026, at a CAGR of 16.8%, the fastest among all the segments of China’s adult learning markets, according to the F&S report. In particular, online financial literacy learning market is a fast-growing segment within China’s adult learning market for personal interest courses, in terms of revenue, which is expected to grow significantly from RMB6.5 billion (US$1.0 billion) in 2021 to RMB17.1 billion (US$2.6 billion) in 2026, at a CAGR of 21.3%, according to the same source.

We launched our online financial literacy learning services in July 2019 and quickly became the largest online financial learning service provider for adults in China, with a market share of 36.9% in terms of revenue in 2021, according to the F&S report. We began to expand our business to other personal interest course offerings in August 2021. We are now the largest online learning service provider in China’s adult personal interest learning market and among the top five service providers in China’s total adult learning market, in terms of revenue in 2021, according to the F&S report. Our success is further evidenced by the various awards and recognitions we received, including “2021 Paid Knowledge Industry Excellent Quality Award,” granted by China Internet Week and eNet Research, “2021 Well-Known Online Education Brand,” granted by Tencent, and “2022 Top 50 Online Enterprises,” granted by Shanghai United Media Group and Jiemian Media. Leveraging our proven track record and robust business model, we believe that we are well positioned to capitalize on the significant growth opportunity in the adult learning market.

Innovative learning journey leading to strong user engagement

We have adopted a systematic approach covering every step of our learners’ journey with us, including engagement, interactive learning, in-class participation, and after-course assessment, with the aid of our technology-driven tools.

New learners typically begin their learning journey with us by attending our introductory courses. We have pioneered the adoption of a “dual-instructor” mode in such courses, allowing our lead instructor to lecture a large online class through live streaming. The large class is then divided into smaller groups supported by off-class tutors (i.e., sidekick instructor), who directly interact with our learners to answer questions and follow-up queries. The innovative “dual-instructor” mode is efficient to enhance user stickiness, by simultaneously connecting over 100,000 learners at a time to drive user engagement and foster demand for our premium courses. We deliver our premium courses primarily in online community-based training camp mode, consisting of training camp communities, pre-recorded lectures and supplemental Q&A live courses, to effectively cover a wide range of knowledge points and optimize our learners’ learning results. We also selectively deliver certain premium courses in live lecture, one-on-one tutoring mode, such as our electronic keyboard courses, based on the nature of such courses. Our introductory course learner base naturally consists of learners with keen and enduring interest in personal development, which organically translate into a low-cost paying learner traffic.

To scale our learner base and improve learning experience and effectiveness, we also combine our lectures with modular teaching and toolkits, such as community-based training and intelligent study toolkits, to create an immersive learning experience for our learners and promote a sense of belonging to facilitate learner interaction. We also design and develop the teaching materials primarily in-house to provide a seamless learning experience and maintain their quality and our control over them. We regularly evaluate and upgrade our course materials based on learners’ feedback and the data insights we generate from our internal data analysis tools.

Scalable business model driving rapid launch of new course offerings and business opportunities

The success in our online learning platform and system is the backbone for rapid business expansion into new online course offerings. Through the established infrastructure underlying QiNiu’s success in financial literacy courses, we quickly introduced new platforms, such as JiangZhen and QianChi, to offer other thoughtfully selected personal interest courses based on the mass market’s trending popular personal interests and passions, such as short video production, personal well-being, and Chinese painting. In launching our new platforms, we applied our established curriculum development system and teaching mode, proven customer acquisition strategy, and proprietary technology platform. Since the launch of our course offerings in other personal interests from August 2021, we had accumulated approximately 8.4 million registered users for such courses as of June 30, 2022 and generated RMB193.9 million (US$28.9 million) revenues from these courses in the fiscal year ended June 30, 2022.

We also expanded our business into serving enterprise customers, by leveraging our large user base, to provide marketing services and enterprise talent management services. We launched our marketing services, in February 2020, to allow financial intermediary enterprises to connect with our learners to enlarge their customer base. This creates a positive feedback loop to allow our learners, on the one hand, to apply newly acquired knowledge into practical use, and provide enterprise customers, on the other, a strong source of customers leads referral for an additional revenue stream. Leveraging our learning platform technology and proven operating experience, we launched our enterprise talent management services, in June 2022, and have also begun to explore opportunities to serve enterprises interested in developing their proprietary online learning platform services. Our revenues from enterprise services increased by 28.6% from RMB144.3 million for the fiscal year ended June 30, 2021 to RMB185.5 million (US$27.7 million) for the fiscal year ended June 30, 2022.

Robust technology infrastructure and business intelligence

Our technology capability is critical to our business growth. We have developed our proprietary online learning platforms, infrastructure, and tools to gain business intelligence and offer better and smarter products to rapidly scale our business.

We continuously invest in our proprietary technology and business intelligence, embedding them in every key aspect of our business operations, from content development, live streaming, pre-recording, and study toolkits, to customer engagement, sales conversion, and operation management. Our content development system enables our instructors and tutors to hone their teaching techniques through the big data analytics of user engagement throughout the lecture. We analyze learner behaviors, such as login and logoff time during our streaming sessions, to generate constructive feedback for course development and improvement. Our proprietary live streaming technology offers steady, reliable streaming service to support high usage volume with low latency, real-time performance monitoring, and disaster recovery capacity, at a much lower cost than third-party tools. We have also developed proprietary intelligent study toolkits to allow learners to apply their knowledge, with more than 50 hands-on intelligent study tools as of June 30, 2022. With the prior consent from our customers, our intelligent marketing system allows us to accurately monitor and evaluate the key performance indicators throughout our sales and marketing process. Since September 2021, we have begun our back-end system integration for our online learning platforms, allowing for centralized service and functional support, streamlined operational efficiency, and unified database for big data analysis. This also allows a shortened time-to-market for new course or learning platform launch, with minimal marginal investment on R&D and hardware resource.

Leveraging our advanced technology infrastructure and business intelligence, we are able to develop new course offerings within an average of three to four months and launch our service offerings in a cost-effective manner. Each of our off-class tutors is able to serve more than 200 learners simultaneously, without comprising the learning experience.

Visionary, seasoned management team and entrepreneurial corporate culture

We have a visionary, experienced management team with deep expertise in technology, education and financial services. Our management team has been stable since our inception in 2019.

Mr. Matt Peng Li, our founder and chief executive officer, is a pioneer and renowned business veteran with a proven track record of entrepreneurial success. As a serial entrepreneur, he has nearly two decades of extensive and successful business experience in the internet, education and financial services sector. His strong business acumen in transforming education through technology has cultivated our corporate culture in innovation and excellence. Our other senior management members each have over 10 years of experiences and accomplished achievements in their respective fields. Many of them have prior experiences with leading Chinese giant technology and education companies, including Tencent, Alibaba, Youdao (NetEase), and Baby English (Qimeng Education). Their rich and complementary knowledge and expertise in the internet and education sectors gives us a competitive edge over our peers.

Under the leadership of our management team, we have also developed corporate culture and passion for empowering every individual with knowledge and skills through offering lifelong personal learning and development opportunities. We are committed to creating value and improving life quality for all our learners and the entire society.

How We Approach the Future

We intend to grow our business by pursuing the following strategies.

Grow user base and drive learner engagement

We will continue to expand our user base and achieve more effective conversion. We intend to attract more mass market learners who have significant demand for basic financial literacy knowledge and other personal interest skills. We also intend to improve the accuracy of our content marketing campaigns by refining our data-driven sales strategies and strengthen marketing and branding efforts across online and offline channels. We will also continue to drive learner engagement and retention by improving course quality and offering more interactive and personalized learning experiences.

Enrich course offerings with proven demand

We will continue to explore new curriculums and develop new course subjects that have high customer interest, through extensive market research efforts, including market survey, customer interviews, and market competitor analysis. Adopting a “go-big” mindset, we strategize each of our new subject development to ensure that it can capture a wide audience with high demand to achieve business efficiency. We will also focus on curriculum designs and up-sell paid premium course with significant learner interest.

We will adhere to a multi-branded online platform strategy in our course curriculum design, customer acquisition and advertisement campaigns, as we believe that differentiated brand recognitions are instrumental to achieving strong long-term organic learner growth with precision.

Develop enterprise services to achieve greater synergy

We are continuously exploring new ways to cross-sell add-on services to enhance our customer life-time value. We have implemented our marketing services to enterprise customers on QiNiu, and we intend to replicate our proven business model to our other platforms, including JiangZhen and QianChi.

We will leverage the proprietary technology and system underlying our online learning platforms to launch SaaS services to enterprises. Since June 2022, we have launched our enterprise talent management services which has integrated talent assessment, training and management functions for enterprise customers. We are in pilot program with a top-tier media group in China to further our SaaS service initiatives.

Invest in technology and data analytics

Our proprietary technology allows us to track a wide range of data throughout our learners’ journey with us and facilitate our product development based on the analysis of these data and the improved understanding of learner needs. We will continue to develop our proprietary live streaming technologies and invest in technology-empowered in-class interactive features to further enhance our learner experience. We will also continue to enhance our data analytics capability. We also plan to leverage our data analytics capability to promote system security so as to ensure that our platforms are reliable and support our rapid expansion.

Attract and cultivate talent

We will continue to selectively attract qualified instructors in adult online learning markets through the lateral hiring of experienced instructors and the systematic training of emerging teaching talents. For instance, our instructors are generally experienced specialists with the qualifications in the relevant industry, such as securities practice certificate and fund practice certificate for instructors teaching financial literacy courses, and/or professional qualifications in the respective personal interest specialization.

Expand overseas and pursue strategic collaborations

We intend to explore overseas business opportunities to further expand our online learning services. As we develop a more mature infrastructure, we also seek to export our online learning platform technology and services to overseas enterprises. We may selectively pursue strategic cooperation with, investment in, or acquisition of, other learning service providers whose operations are complementary to our strategic goals. By pursuing such new strategic opportunities, we can leverage our existing advantages to further drive our long-term growth.

Our Individual Online Learning Services

We offer adult learners easy-to-understand, affordable, and accessible online learning services through our platforms to address their diversified demands for personal development. As of the date of this prospectus, we have accumulatively launched 19 series of personal interest courses, including financial literacy courses and other trending personal interest courses.

Course offerings

We provide a wide spectrum of online courses via our platforms under the brands of QiNiu, JiangZhen, and QianChi. We have designed our courses into a progressive mode to serve the mass market with different levels of knowledge and interests. See “— Our Individual Online Learning Services — Course mode” for details.

Financial literacy courses

We offer a wide range of online courses in the field of financial literacy education, ranging from basic financial knowledge to simulated investment practice, to learners with diversified education background and learning goals. We have generally designed our financial literacy courses into progressive courses, i.e., introductory and premium courses.

Our introductory financial literacy courses target novice learners, who wish to acquire the basic financial and investment knowledge, and encompass a wide range of subjects ranging from the basic financial planning and investment concepts to commonly employed financial products, such as stocks, bonds, mutual funds, insurance, and other wealth management products. Our instructors provide live lectures to a large number of learners in an innovative “dual-instructor” mode. Our intermediate-level courses primarily comprise the natural extension of topics and concepts covered in our introductory courses, amplified with more detailed explanations and extensive application scenarios. We generally deliver introductory financial literacy courses over a consecutive nine-day module of 1.5 to three hours per session in the evenings to cater to the lifestyle of our targeted learners, who are primarily middle-aged individuals with no readily available access to easy-to-grasp financial and investment knowledge.

Our premium financial literacy courses mainly target individuals who have completed our introductory courses and wish to advance their financial and investment knowledge and skills in specific areas. We deliver our premium financial literacy courses primarily in online community-based training camp mode. Our learners may also purchase our premium course materials for self-study purpose. Our premium financial literacy courses cover various subjects on personal financial planning and investment, such as fund investment, stock investment, fixed income products, insurance products, financial report analysis, and family wealth management, to meet the diverse demands of our learners. We calibrate our premium courses to enable a gentle learning curve for our learners by dividing our premium financial literacy courses into intermediate level and advanced level. Our advanced-level courses step further to selectively bring in the more in-depth aspects of the personal finance and wealth management that are important to the financial practice of our learners, such as technical analysis, household asset allocation, and simulated investment practice. We typically deliver premium financial literacy courses over a four-week or five-week training schedule primarily comprising pre-recorded lectures and live lectures in the mid- and final term.

Other personal interest courses

Since August 2021, we have expanded our course offerings to other personal interests to cater for the mass market’s rising demands for lifelong learning and personal development. We have taken a progressive approach to expand our course portfolio to other personal interests, guided by our in-depth research into the competitive landscape, market demand and learner aptitudes, to ensure the quality and degree of acceptance of each course we offer.

Our other personal interest courses cover a wide range of subjects, including, among others, personal technical skills, general interests and other needs for personal development. Our selected signature topics include:

Short-video production courses. Our short-video production course targets freelancers or amateurs who create video content and intend to improve their skillsets. We provide easy-to-grasp introduction on the major types of social media and their business models. We deliver comprehensive training on the useful skills and techniques in generating, enhancing, and operating short-video and audio content. We supplement our short-video course with hands-on training sessions to practice their video and audio editing skills.

Personal well-being courses. Our personal well-being course targets individuals who care about the wellness of themselves and their families, allowing them to acquire basic well-being and health management knowledge, understand common health conditions, and cultivate positive lifestyles and habits. We deliver our health management course in simplified narratives with illustrative examples, supplemented with easy-to-follow health tips for our learners to implement in daily life.

Electronic keyboard courses. Our electronic keyboard course targets individuals who wish to learn electronic keyboard as a personal interest. We provide a systematic course comprising basic music theory knowledge and skills and techniques. Our instructors deliver live lectures to our learners. Our tutors provide off-class, one-on-one training to help our learners practice their keyboard skills.

Chinese painting. Our Chinese painting course targets individuals who have not received professional trainings on painting and are interested in acquiring basic skills and knowledge about Chinese painting. We focus on Chinese landscape and bird-and-flower painting and have designed a progressive learning module which start from the fundamental skills, such as the basic strokes and structure in Chinese painting, to more advanced techniques, such as capturing specific objects and sceneries.

Data analytics. Our data analytics course targets individuals who wish to quickly grasp the concepts and tools frequently encountered in data analytics. We provide hands-on training on most utilized functionalities of popular data analytics software so that learners can easily translate their learning results into practice. We also offer course contents in data modeling and business case studies to enrich our learners’ skillsets in data analytics.

We have adopted substantially the same progressive course mode for other personal interest courses as our financial literacy courses. We typically deliver introductory-level personal interest courses in large-class, live streaming mode over a four to seven-day module of approximately two hours per session in the evenings. We primarily deliver premium courses in other personal interests over a period of three weeks to three months in pre-recorded lectures, which may be supplemented with several live lectures. To a much lesser extent, we also offer certain premium courses in live lecture, one-on-one tutoring mode, tailored to the nature of the contents taught, such as our online electronic keyboard courses which demand more dedicated attention from the instructors. The following screenshots provide an illustrative demonstration of certain of our introductory-level personal interest courses.

Course mode

We have designed our courses into progressive mode, i.e., (1) introductory courses in live large-class “dual-instructor” mode, and (2) premium courses in online community-based training camp mode, and, to a much lesser extent, in live lecture, one-on-one tutoring mode to accommodate the mass market with different levels of knowledge and interests.

Live large-class “dual-instructor” mode

We deliver introductory courses in a condensed module to target novice learners who wish to acquire the basic knowledge in their interested fields. We design our introductory courses as live sessions in a large-class “dual-instructor” mode to easily scale our learner base with a balanced level of attention to learners’ needs. We staff each course session with one or two in-class instructors to deliver the live lectures and a number of off-class tutors (i.e., sidekick instructors) to provide learners with one-on-one guidance and support in the same class. The following screenshots provide an illustrative demonstration of our “dual-instructor” mode.

Our instructors are primarily responsible for delivering the lectures on basic knowledge of the course subject. They are experienced teachers or specialists in their fields with strong presentation and communication skills to deliver courses in a live large-class setting. Our off-class tutors reinforce our connections with users and learners and ensure their course attendance, course completion and learning results. They provide individualized guidance and day-to-day support, such as providing responses to user inquiries, overseeing learning progress, coordinating course-related activities, assessing learner’s performance, collecting feedback, and facilitating the enrollment process for premium courses.

Leveraging our intelligent technology infrastructure, our instructors can reach simultaneously over 100,000 learners on average in one class, which allows us to scale our learner base effectively, without compromising the learner experience and user engagement, and ultimately encourage and attract more learners to attend our premium courses.

Online community-based training camp mode

We have adopted primarily an online community-based training camp mode for our premium courses, with a triad of components, i.e., training camp communities, pre-recorded lectures, and illustrative slideshows. Under this learning mode, we staff our premium courses with multiple off-class tutors to offer one-on-one guidance and support. Our tutors generally coordinate our learner engagement on social media platforms, such as Weixin, and oversee the operation of our training camp communities. Our pre-recorded lectures allow us to standardize the course contents and incorporate more useful topics and enable learners to tailor their learning pace based on their own level of knowledge and learning capabilities. We also selectively organize supplemental live lectures as part of the premium courses to provide detailed pre-test coaching. Our illustrative slideshows provide simultaneous, well-organized explanation of key concepts discussed in the lectures, which makes it easier for learners to comprehend and follow. We also distribute supplemental learning materials in e-format, which consist primarily of illustrations and learning tips to allow learners to refresh and recap their learning wherever and whenever they desire.

We seek to instill a suitable level of intensity and attentiveness into a learner’s learning journey with our community-based training camps, featuring the following functions:

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Full-cycle learning support. Our training camp communities, operated primarily via Weixin, feature frequent and swift Q&A sessions between tutors and learners, allowing learners to receive the latest updates and advice on their learning progress from their tutors. We also provide tailored learning resources, such as daily knowledge feeds, to foster a more immersive learning environment. In addition, we organize supplemental live lectures to align with the mid- and final term sessions of the premium courses, during which learners may raise questions and receive first-hand explanations.

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Comprehensive practice. We offer learners pre-recorded examples for cases illustrated during the premium course sessions for review after class. We have also developed proprietary intelligent study toolkits to allow learners to apply their knowledge. As of June 30, 2022, we had developed more than 50 hands-on intelligent study tools. The following screenshots provide an illustrative demonstration of our study tools.

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Targeted assessment. We provide assignments to learners after each premium course session. We also assess their learning progress with quizzes to identify areas for improvement and modify our quiz offerings based on the performance of each individual learner. We typically deliver premium courses in a training schedule varying from three weeks to three months, which primarily comprise pre-recorded lectures and live lectures in the mid- and final term.

Live lecture, one-on-one tutoring mode

We deliver certain premium courses in live lecture, one-on-one tutoring mode, tailored to the nature of the contents taught. For instance, we use this learning mode in our electronic keyboard courses which demand more dedicated attention from the tutors. Under this mode, instructors can timely adjust the pace of teaching and course content during the live lecture according to the learners’ progress, and the learners can have individualized, one-on-one guidance from the off-class tutors to optimize their learning results.

Course fees

We offer our introductory courses free of charges or, occasionally, for a nominal price, which was no more than RMB9.9 as of June 30, 2022. These courses aim to set the backstage and expand the learner base for our premium courses. As of June 30, 2022, our standard fees for premium course packages generally ranged from RMB1,980 to RMB3,299. Our learners generally enroll in and make upfront payment for all sessions. For our financial literacy courses, we generally offer learners of premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses.

Our Enterprise Services

Benefiting from our user base and connections with reputable institutions, we connect our individual learners with our enterprise customers and provide enterprise-oriented services synergistic with our offerings to learners. We primarily offer marketing services to our enterprise customers. Since June 2022, we have also begun to provide enterprise talent management services. We are exploring opportunities to offer standardized online learning related technical and operating services to enterprises interested in developing their proprietary online learning platform services.

Marketing services for enterprises. In February 2020, we began to provide access between selective financial intermediary enterprises, such as security brokerage firms, insurance intermediaries, and fund intermediaries, and our learners, to capture our learners’ needs for financial concierge services and our enterprise customers’ needs for traffic. We primarily collaborate with premium securities brokerage firms, allowing them to connect with our learners to enlarge their customer base. We charge leads referral fees from financial intermediary enterprises based on the quality and quantity of the leads generated.

Enterprise talent management services. In June 2022, we launched our enterprise talent management services featuring an intelligent online platform which integrates the functions of talent assessment, training and management to provide enterprises digital, integrated internal employee training, and management system. This platform provides customized, systematic online courses and evaluation mechanisms to address our enterprise customers’ demands for internal talent management and optimize their relevant procedures. Our enterprise customers can receive automatically generated reports about the learning progress and assessment performance of the enrolled employees, which allows them to timely adjust their talent strategy. We charge enterprise customers service fees for these services based on the service contents and duration. We began to recognize revenue for our enterprise talent management services in July 2022. As of the date of this prospectus, revenue from enterprise talent management services has not accounted for a material portion of our total revenues. We expect to primarily leverage our existing infrastructure and resources to develop and commercialize our enterprise talent management services and benefit from the greater synergy with our existing business. Nevertheless, we may incur additional business development costs and IT costs, such as hiring relevant personnel, in promoting and enhancing our enterprise talent management services in the future.

Enterprise technical and operational support services. We believe our proven operational excellence and technology capability can empower enterprise customers to improve the agility, scalability, and efficacy of their own business process, and in particular, for enterprise customers seeking to build or optimize their proprietary learning platforms. We are in pilot program with a reputable media group in China to help them digitalize and build up the technical infrastructure for their proprietary online learning platform.

Our Teaching Staff

We employ qualified in-class instructors and capable off-class tutors to provide a seamless learning journey for our learners.

Our instructors

We are committed to developing a team of highly qualified instructors with practical knowledge and expertise. Our instructors are primarily responsible for in-class teaching and lecturing. We believe the qualification and expertise of our instructors are paramount to our teaching quality. For instance, our instructors are generally experienced specialists with the qualifications in the relevant industry, such as securities practice certificate and fund practice certificate for instructors teaching financial literacy courses, and/or professional qualifications in the respective personal interest specialization. We also require instructors to have strong presentation and communication skills to deliver courses in a live large-class setting.

Recruitment

We have adopted a systematic approach to assess our instructor candidates based on various criteria, including their professional background and qualification in the course-related areas, teaching skills and passion in this area. We implement interviews and teaching demonstrations to ensure that our instructors can meet our teaching standards.

Training

We require our newly recruited instructors to undergo standardized training to improve their skills in delivering courses. We also require instructors to participate in continuous training programs relating to course content, teaching skills and techniques, teaching performance in an online setting, and our corporate culture and values. We also provide systematic compliance training to our instructors to ensure the legitimacy and appropriateness of our course delivery.

Evaluation and compensation

We have implemented a quality assurance process to monitor the performance of each instructor for each course and generate analysis report for each course which will form the basis for improvement or supervisorial actions. We evaluate the performance of each instructor based on a standardized evaluation system, including presentation skills, teaching process, course content, and emergency handling, and periodically offer constructive feedback on each instructor’s course presentation and performance.

We have adopted a comprehensive set of key performance indicators (the “KPIs”) and qualitative factors to evaluate instructor performance and incentivize high performance. We primarily evaluate our instructors for introductory courses based on their premium course conversion. For the instructors of premium courses, we primarily evaluate them based on course quality, completion rate and refund rate. These KPIs will also be factored into the promotion and performance-based compensation for our instructors.

Our tutors

We maintain a large team of off-class tutors to engage users and learners and ensure their course attendance, course completion, and learning results. Our tutors provide off-class individualized guidance and day-to-day support to learners, such as responding to learner inquiries, overseeing learner learning progress, coordinating course-related activities, and facilitating the enrollment process for paid courses.

Recruitment

We believe the service quality of our tutors is crucial to our learners’ overall learning experience. To this end, we have implemented a systematic selection process for tutors, consisting of interviews and written assessment. We primarily seek tutor candidates who have experience and relevant skills, a strong sense of responsibility, and good communication skills.

Training

We provide our newly recruited tutors with an orientation program to introduce their workflow and job responsibilities. We have developed internal training materials for our tutors in parallel to our course materials, with elevated depth and scope so that our tutors are more prepared in their communications with learners. We also deliver training sessions from time to time to our tutors to strengthen their knowledge base. We encourage our tutors to obtain professional qualifications in the relevant fields, such as teacher’s qualification and related certificates.

Evaluation and compensation

We regularly require our tutors to participate in assessments tailored to our course materials, which are designed to be more rigorous and comprehensive than the course coverage to our learners. We evaluate and compensate our tutors mainly based on their performance such as the course completion rate, satisfaction rate and assessment passage rate and retention rate of our learners.

Our Content Development and Monitoring

Content development

We primarily design and develop course contents in-house to translate sophisticated concepts into practical, easy-to-adopt skills. We continuously improve and enrich our proprietary database of standardized teaching resources. We also regularly evaluate and upgrade our course materials based on learner feedback and the data insights we generate from our internal business intelligence tools. Our proprietary database consisted of a large volume of teaching materials, which allows us to compile diverse sets of lecture notes to suit our teaching needs. To a much lesser extent, we also cooperate with third-party learning service providers at the early stage of certain new course offerings to test the market, under which we will refer to them the learners and they will develop and deliver the course contents.

We have formulated and implemented our ADDIE content development methods to strategize our course development efforts.

Analyze. Based on our learner survey and market research findings, we investigate the demand of our course candidate and consolidate our discoveries and projections into a course blueprint of eligible knowledge points, with which we invite beta testing learners to review and provide feedback.

Design. We equip every course with a syllabus to foster a progressive and approachable learning process that facilitates practice and memorization. We standardize the structure of our syllabi by concentrating on our course goals, target population, and delivery style to ensure that they serve our course offerings in a consistent and effective manner.

Develop. We strive to integrate knowing and practicing in our courses. We have adopted the project-based learning methodology in developing our courses to prioritize the cultivation of critical thinking skills of our learners. We allocate a temperate number of knowledge points to each lesson and generally support each with at least two case studies to maximize the degree of acceptance of our learners.

Implement. We transmit knowledge in an engaging and transferable way. We utilize examples from our daily lives and intuitive metaphors and analogies to tackle sophisticated concepts. We continuously enhance the functions of our in-house developed intelligent study toolkits to create new knowledge application scenarios for our learners.

Evaluate. We regularly review and adjust our course contents and presentation methods based on an internal grading scale considering our course positioning, structure, and contents.

As our courses address the mass market with a practical orientation, we focus on the demands of our learners and proactively solicit their feedback on our course offerings. We invite learners to submit after-class feedback, which will be reviewed and processed by our content development personnel and factored into the subsequent upgrades of our course contents. We regularly review the comparable courses on the market to ensure that our contents are sufficiently updated and comprehensive to meet the market expectations.

Leveraging our in-house developed artificial intelligent content development technology adopted since March 2020, we are among the first platforms in the online adult learning industry that have achieved intelligent, quantified content development process, according to the F&S report. See “— Technology and Infrastructure — Data analytics and business intelligence” for details.

Our course content development personnel have the complimentary skillsets to generate high-quality and informative online learning content. For instance, some of them have a career trajectory in the financial and investment industry, and others have accumulated experience in online training and course development areas.

Content monitoring

We believe the quality of our teaching and learning environment are critical to the reputation and sustainability of our business. We have adopted integrated measures to monitor the content on our platforms and safeguard platform integrity.

Manual monitoring. Our teaching assistants coordinate the activities of our live sessions and serve as gatekeepers of potentially harmful content. We staff each live session with several teaching assistants to continuously monitor the activities and remarks on our platforms during the lecture process, and intervene with and report incidents of potentially harmful contents on a timely basis. These measures aim to maintain an orderly learning environment and ensure the learning experience and the integrity of our platforms.

Real-time intelligent monitoring. We also take proactive measures, through our intelligent content monitoring system, to detect the irregular behavior of learners on our platforms and minimize the risk of repeated misbehaviors. We implement data-driven content analysis tools to prevent inappropriate comments or disturbing behaviors during live lectures.

Our Platforms

Our online learning platforms currently include QiNiu, JiangZhen and QianChi. We host these platforms via a combination of our mobile apps and Weixin, which facilitates our day-to-day learner management and engagement and form part of our sales and marketing functions to generate learner traffic. We embed a QiNiu Circle function inside our mobile app for Qiniu, which allows experts on our platform to continuously share financial knowledge and interact with learners. We also supply QiNiu mobile app with various value-added finance-related contents, including mini lessons on selected topics which are available in multiple audio-visual formats.

Technology and Infrastructure

Technology is the backbone of our highly scalable business mode. Our strong technological capability enables us to deliver superior user experience, enhance course offerings, and improve operating efficiency. Our technology team, supported with our proprietary artificial intelligence technology and the large volume of data generated from operations, has continued to identify opportunities for improvements in our technology infrastructure and applications. As of June 30, 2022, we had a total of 297 R&D staff.

Data analytics and business intelligence

We gather and analyze data from each key stage of users’ connections and interactions with us, including their first point of contact with us through marketing channels, course enrollment, course attendance, interactions with instructors and tutors, and participation in training camp communities. Using a set of data analytics tools, we implement a highly automated process to collect, organize and analyze such data, which significantly improves our operating efficiency and reduces potential errors. Our core strength lies in our ability to quickly capture and adopt insights from the data gathered and analyzed to refine business operations.

We have applied various big data and artificial intelligence technologies in multiple areas of business operations.

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Intelligent marketing system. We have been streamlining and enhancing our user acquisition and engagement process using data analytics tools. Leveraging our understanding of various channels, we developed in-house toolkits to synergize the conversion paths of potential users from different channels and boosted our cross-channel conversion efficiency. We have established a real-time system to accurately monitor and evaluate the KPIs throughout our sales and marketing process, which we believe has strengthened our understanding of users, optimized our platform operations, and enhanced user experience. We also digitalize the formation of new training camp communities with tools that automatically produce and modify group allocation to allow our tutors to better serve our users.

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Intelligent interactive system. We have consolidated our live interactions with users into a single, highly integrated broadcasting scenario to facilitate user participation at our live sessions. We simultaneously present the text-based lecture notes and the audio-visual information exchange between instructors and learners to maximize the potentials of teaching and learning in limited screen time. We also selectively embed our interactive system with real-time mini quizzes to boost the level of engagement. We provide automated exercise grading to allow our tutors to have more time for user interactions and make higher user-to-tutor ratio possible without compromising user experience.

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Intelligent content development system. We leverage big data analytics to monitor users’ participation and conversion throughout the lecture. In particular, we collect and visualize key metrics including the number of viewing, exiting and converting user in every minute of the live session. We further align the specific inputs of the relevant instructors, such as the content being taught and the expression of the instructors with the key metrics, so that we can analyze and improve the content selection and presentation strategies of our instructors. Through the extensive and frequent utilization of our intelligent content development system, our instructors and/or content development personnel can precisely observe the quality and level of engagement for each part of the course contents and adjust accordingly.

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Intelligent content monitoring system. We have designed and implemented content monitoring system empowered by deep learning and natural language processing technologies and modes to oversee and reduce the incidents of inappropriate user-generated contents on our platform, such as inappropriate remarks and disturbing behaviors. It also maintains and continuously update a list of high-risk users and behaviors identified on our platform and take more stringent content monitoring measures against such users and behaviors.

Live streaming

We continuously enhance our live streaming capability to improve our course delivery effects and ensure our service stability and security. We have built our live streaming infrastructure upon flexible microservice architecture, industry-leading push solutions, and diversified content delivery network portfolio to ensure and optimize its operability and scalability. Our proprietary live streaming technology allows a simultaneous attendance of over 100,000 users, without compromising video quality or overcrowding our system. We have also adopted https secure transmission protocol and gateway dynamic routing with real-time authentication to fortify our live streaming system.

Network infrastructure

We have established a network infrastructure of high stability and capacity. We currently utilize third-party cloud service providers in China to host our network infrastructure. We back-up data stored on external network on a regular basis to our internal system. Our IT department monitors the performance of our platforms and network infrastructure around the clock to enable us to respond quickly to potential problems.

Data security and personal information protection

We collect and store different types of personal information concerning our users in our business operations based on the type of services requested. For instance, we generally collect cellphone number and/or social media accounts of our users for user registration purpose. We collect such information from different sources, including our mobile apps, our communities, applets and official accounts embedded on Weixin, and other marketing channels. We believe that the legitimate and positive use of data concerning our users is critical to our business success.

We provide our services via our mobile apps under standard user privacy provisions, pursuant to which we undertake to collect user information on a lawful, appropriate and necessary basis. These provisions inform users about the situations we will collect personal information, the type of information collected, how we store and use such information, users’ rights, and our data security measures. We also establish a set of detailed rules in collecting and using user information for each key step in the provision of learning services and user engagement, including those relating our online training camp communities. We will not share user information with third parties unless there is express consent or required by law. We update our user privacy provisions from time to time to ensure that they comply with the relevant laws and regulations and stay abreast with our business updates.

We have implemented stringent internal protocols with respect to data storage, access, processing and extraction. For sensitive personal information, we apply encryption procedures, and grant classified and limited access to such information, generally after data masking, to those employees demonstrating authorized needs through an internal application and approval process. We have also implemented protocols on personal information security protection, which govern our internal business processes including the demand analysis, product design and development, testing and product launch, to evaluate and ensure our personal information compliance on an ongoing basis. To tackle potential security incidents, we design relevant action plans to limit the impact on our users and business operations.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive data security system. We anonymize and encrypt sensitive personal information and cooperate with reputable third-party cloud service providers to ensure the security of our data storage. Our back-end security system is capable of handling malicious attacks to safeguard the security of our operations and to protect the information security of our users. We also perform audits of our data security the technology infrastructure to ensure that we can timely discover potential issues and minimize related risks.

Sales and Marketing

We primarily market our courses to individual users and enhance brand awareness through mobile and other online channels in China, with an emphasis on major social media platforms. At the same time, we also generate sales leads from word-of-mouth referrals by our users. We believe our high-quality course offerings and satisfactory learner experience will continue to generate our sales leads and new enrollments through word-of-mouth referrals.

We have formulated a highly consolidated sales process for our courses, comprising intricately linked steps that ultimately enrich our paying learner base. For instance, we anchor the potential demand for personal financial skills with our marketing materials and present prospective users with the opportunity to participate in our introductory, live course sessions, during which interested users may continue their journey with us. We design the contents and presentation of our advertisements and other marketing materials according to the nature of the social media platforms to increase our marketing efficiency.

We attracted users to our offerings through placing on the marketing channels the direct enrollment access to our introductory courses. Our introductory courses mainly consist of warm-up lectures that not only inform users of the fundamentals of relevant topics but also simulate a more formal learning experience for them to understand the quality and nature of our course offerings.

Our success in the adult online learning industry with proven business model and robust learner base has enabled us to appeal to and efficiently market our enterprise services to enterprise customers.

Competition

China’s adult learning market is relatively fragmented with a large number of industry players. We face competition with other online learning service providers, particularly those for financial literacy and other personal interest subjects.

We compete primarily on the following factors:

•	quality of course offerings;

•	users’ learning experience;

•	caliber of our instructors and tutors;

•	technology infrastructure and data analytics capabilities; and

•	sales and marketing effectiveness.

We believe that we are well-positioned to effectively compete based on the factors listed above. However, some of our current or future competitors may have greater financial, technical or marketing resources, greater brand recognition, or longer operating history than we do.

Corporate Social Responsibility

We are dedicated to broadening the access to high-quality personal interest and lifelong learning opportunities for all individuals in China. We believe that our course offerings are naturally constructive to social development, and we also actively involve ourselves in corporate social responsibility initiatives, leveraging our capabilities and insights in the relevant fields. Our recent initiatives include, among others:

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We co-authored the Financial Literacy Whitebook with industry experts and authoritative organizations in China to systematically analyze the landscape of the financial literacy industry, and provide insights into the improvement of financial knowledge for the mass market in China.

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We co-sponsored the Symposium on Consumer Right Protection in Digital Finance with the National Internet Finance Association of the PRC, to promote the relevant discussions between government authorities and industry experts.

•	We are a member of the Online Education Professional Committee of the China Federation of Internet Societies, aiming to lead the healthy development of the online learning industry.

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We collaborate with Xinhua Finance, a reputable financial information platform in China, to improve the level of financial knowledge and awareness of financial interest protection of the mass market with illustrative and easy-to-grasp contents.

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We co-launched the Financial Knowledge Enhancement Program with a number of reputable financial institutions, companies and media group in China, to improve the financial literacy of the mass market. Under this program, we provided gratuitous online open courses to introduce basic financial knowledge to the audience.

Employees

We had 1,769 and 2,007 full-time employees as of June 30, 2021 and 2022, respectively. All of our employees are located in China. The following table sets forth the number of our full-time employees as of June 30, 2022:

Function:	As of June 30, 2022
	Number	% of total

Course instruction and content development	54	2.7%
Course tutoring	1,303	64.9%
R&D	297	14.8%
User growth	78	3.9%
Course operations	138	6.9%
General and administrative	137	6.8%

Total	2,007	100.0%

In addition to our full-time employees, we also engage a number of part-time personnel, primarily part-time tutors, to facilitate the delivery and operation of our courses and enhance our operational efficiency and flexibility. As of June 30, 2022, we had a part-time workforce of more than 1,300.

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into separate non-compete agreement with certain employees. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC laws to make contributions to employee benefit plans for our employees at specified rates.

We have not experienced material labor disputes with our employees in the past. None of our employees is represented by labor unions.

Facilities

As of the date of this prospectus, our principal offices are located in Beijing, China, where we lease premises of approximately 17,200 square meters, with lease term generally ranging from one to three years. We lease all the facilities that we currently occupy from unaffiliated third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Intellectual Property

We believe that our intellectual property rights distinguish our offerings and brand and sustain our competitive advantages. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. For instance, we seek copyright and right of producers of audio-visual recordings protection for our premium course offerings and software copyright protection for our platforms. Under the employment agreements we enter into with our employees, they acknowledge that the intellectual property created by them during the course of their employment belongs to us. We also closely monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we have registered one patent, 82 domain names, 157 copyrights (including 31 software copyrights), and 194 trademarks in China, including certain trademarks relating to our core brand of “QiNiu,” “JiangZhen,” and “QianChi.”

Insurance

As we operate primarily online, we do not maintain any liability insurance or property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, customer complaints in relation to our refund policy, course content, and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights our shareholders to receive dividends and other distributions from us.

Regulations on Foreign Investment

In March 2019, the Foreign Investment Law of PRC (the “Foreign Investment Law”) was promulgated by National People’s Congress and came into effect in January 1, 2020, which replaced the Sino-Foreign Equity Joint Venture Enterprise Law of PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of PRC and the Wholly Foreign-owned Enterprise Law of PRC, and became the legal foundation for foreign investment in the PRC. To ensure the effective implementation of the Foreign Investment Law, the Regulations on Implementing the Foreign Investment Law of PRC (the “Implementation Regulations”), was promulgated by State Council in December 2019 and came into effect on January 1, 2020, which further provides that a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law shall adjust its legal form or governance structure to comply with the provisions of the Company Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025.

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments (the “Negative List”). The Foreign Investment Law grants national treatment to foreign-invested entities, except for those investing in the industries specified in the Negative List.

The NDRC and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 version) (the “2021 Negative List”) in December 2021. The 2021 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2021 Negative List, foreign investors shall not make investments in prohibited industries as specified in the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. Industries not listed in the Negative List are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

We are a Cayman Islands company and our businesses by nature in China are mainly providing value-add telecommunications service and other internet related businesses which fall within the 2021 Negative List. The business operations that are restricted or prohibited for foreign investment are conducted through the affiliated entities.

Regulations on Value-Added Telecommunication Services

Regulations relating to value-added telecommunications services

The Telecommunications Regulations of the PRC (the “Telecommunications Regulations”), as promulgated by the State Council in 2000 and most recently amended in 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The Telecommunications Regulations distinguish “infrastructure telecommunications services” from “value-added telecommunications services”. According to the Telecommunications Regulations, operators of value-added telecommunications services shall obtain value-added telecommunications business operation licenses from the MIIT or its provincial branches prior to the commencement of such services.

Moreover, the Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), promulgated by the MIIT in July 2017, set forth more provisions to specify the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for applying such licenses and the administration and supervision of such licenses.

Regulations relating to foreign investment restriction on value-added telecommunications services

Pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council in 2001 and most recently amended on March 29, 2022, foreign-invested value-added telecommunication enterprises in the PRC shall be established as Sino-foreign equity joint ventures, and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%. The 2021 Negative List further states that the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business.

In 2006, the Ministry of Information Industry issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, according to which, a foreign investor in the telecommunications service industry in the PRC must establish a foreign invested enterprise and apply for a telecommunications business operation license, while a PRC domestic company that holds a value-added telecommunications business operation licenses is prohibited from leasing, transferring or selling such license to foreign investors in any means, and from providing any assistance, including providing resources, sits or facilities, to foreign investors that illegally conduct value-added telecommunications business in the PRC.

Regulations relating to internet information services

The Administrative Measures on Internet Information Services (the “Internet Measures”), which was promulgated by the State Council in September 2000 and was later amended in 2011, set out guidelines on the provision of internet information services. The Internet Measures classified internet information services into commercial internet information services and non-commercial internet information services, and according to which, a commercial operator of internet content provision services must obtain a ICP License, from the appropriate telecommunications authorities.

According to the Internet Measures, violators may be subject to penalties, including criminal sanctions, for providing internet content that opposes the fundamental principles stated in the Constitution of the PRC; compromises national security, divulges national secrets, subverts national power or damages national unity; harms national dignity or interest; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; undermines the PRC’s religious policy or propagates superstition; disseminates rumors, disturbs social order or disrupts social stability; disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or is otherwise prohibited by law or administrative regulations. The PRC government may order ICP License holders that violate any of the abovementioned content restrictions to rectify and, under serious conditions, revoke the ICP License.

Regulations on Online Transmission of Audio-Visual Programs

The State Administration of Radio, Film and Television (the “SARFT”) (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services in December 2007 (the “Audio-Visual Program Provisions”), which was latest amended in August 2015. According to the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, and providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs (the “Audio-Visual License”). Entities engaged in Internet audio-visual program services without obtaining the Audio-Visual License may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed.

However, according to the Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was issued by the SARFT in May 2008 and was latest amended in 2015, applicants of the Audio-Visual License shall be wholly state-owned or state-controlled entities and foreign-invested enterprises are not eligible to apply.

Regulations on Production and Distribution of Radio and Television Programs

According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SARFT in 2004 and was latest amended on October 29, 2020, any entity that produces or operates radio or television programs must obtain a Permit for Production and Operation of Radio and Television Programs. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating of radio or television programs without such permit shall be subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB10,000 to RMB50,000.

Regulations on Online Publishing

The State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”) (whose duty has been brought under the National Administration of Press and Publication) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services in February 2016 (the “Online Publishing Provisions”). Pursuant to the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public via information networks; “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks. Entities engaging in the online publishing services without such permit shall be subject to the closure of business, confiscation of illegal income, used tools and equipment, as well as a fine of more than five times but less than ten times of the illegal income, if such illegal income is more than RMB10,000; or a fine of less than RMB50,000, if the illegal income is less than RMB10,000.

Regulations on Online Live Streaming Services

The CAC issued the Administrative Regulations on Online Live Streaming Services (the “Online Live Streaming Regulations”) in 2016. According to the Online Live Streaming Regulations, provision of online live streaming services through online performances and online audio-visual programs is subject to the relevant qualifications specified in the laws and regulations. Neither a provider nor user of online live streaming services may take advantage of online live streaming services to engage in activities prohibited by laws and regulations, such as undermining national security, destabilize society, disturbing social order, infringing on others’ lawful rights and interests, and disseminating pornographic or obscene materials, and may take advantage of online live streaming services to produce, reproduce, release and disseminate information prohibited by laws and regulations.

The National Radio and Television Administration and the Ministry of Culture and Tourism of the PRC jointly issued the Code of Conduct for Online Streamers on June 8, 2022, to regulate the conduct of streamers who provide online performances and audio-visual program services through the Internet, including those who live stream on the online platforms, conduct real-time interactions with users, and perform in uploaded audio or video programs. For live streaming content that requires a high level of professionalism (such as medical and health care, finance, law, education), the streamers should obtain the corresponding qualifications and report to the live streaming platform, and the live streaming platform shall review and record the qualifications of the streamers.

Regulations on Internet Information Security and Censorship

The Decisions on Protection of Internet Security enacted by the Standing Committee of the National People’s Congress in 2000, as amended in 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (1) intrusion into a strategically significant computer or system; (2) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby destroying the computer system and the communications networks; (3) violating national regulations, suspending the computer networks or the communication services without authorization; (4) leaking state secrets; (5) spreading false commercial information; or (6) infringing intellectual property rights through internet.

In 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”) which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are subject to various security protection-related obligations, including but not limited to (1) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (2) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (3) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of PRC (the “Data Security Law”) which became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field (the “Protection Departments”), shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be informed to the operator. As of the Latest Practicable Date, no detailed rules or implementation has been issued by any Protection Departments and we have not been informed as a critical information infrastructure operator by any competent departments or administration departments.

On November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comments) (the “Draft Regulations on Cyber Data Security Management”), which specified that data processor who processing the personal information of more than one million individuals and seeks to go public overseas, shall apply for cybersecurity review. In addition, the Draft Regulations on Cyber Data Security Management also regulate other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-broader data safety management and obligations of network platform operators. For instance, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (1) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed;

(2) the storage term agreed with the users or specified in the personal information processing rules has expired; (3) the service has been terminated or the account has been canceled by the individual; or (4) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. For the processing of important data, specific requirements shall be complied with. For instance, processors of important data shall specify the responsible person of data safety, establish a data safety management department and make filing to the cyberspace administration at the districted city level within 15 business days after the identification of their important data.

Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Draft Regulations on Cyber Data Security Management for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31 data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided to the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the Regulations on Network Data Security Management (Draft for Comments) has not been formally adopted as of the date of this document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) which became effective on February 15, 2022, and the Measures for Cybersecurity Review which took effect on June 1, 2020 was abolished at the same time. The Cybersecurity Review Measures provides for certain circumstances under which network platform operators are subject to cybersecurity review.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022 (the “Security Assessment Measures”) to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers, and ensure the orderly and free flow of data according to the law. For outbound data transfers that have been carried out prior to the implementation of the Security Assessment Measures, if not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. Considering the nature of our daily operations, we will not trigger outbound data transfer during such daily operations. We do not expect the Security Assessment Measures to have material impact on our daily operations in respect of the outbound data transfer. However, since the Security Assessment Measures is newly promulgated, there remains uncertainty as to how the new Measures will be implemented and interpreted by the competent authorities. See “Risk Factors — Risks Related to Our Business and Industry — The regulatory framework for data security and personal information protection in China is rapidly evolving, and we could face challenges in our continued compliance with the heightened regulatory scrutiny.”

Regulations on Privacy Protection

Pursuant to the PRC Civil Code, personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Further, the Ninth Amendment to the Criminal Law of the PRC stipulates that any internet service provider that fails to fulfill the obligations related to Internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (1) any large-scale dissemination of illegal information; (2) any severe effect due to the leakage of users’ personal information; (3) any serious loss of evidence of criminal activities; or (4) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection in December 2005, requires Internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. It has also required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

In addition, according to the Administrative Provisions on Mobile Internet Application Information Services (the “Mobile Application Administrative Provisions”) which was promulgated by the CAC in 2016, the mobile internet applications providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc. The CAC amended the Mobile Application Administrative Provisions in June 2022, which effective from August 1, 2022, and emphasizes that mobile internet applications providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. The application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services because the user does not agree to provide non-essential personal information. As of the date of this document, we have adopted real-name registration system and established the user information security protection mechanism pursuant to the Mobile Application Administrative Provisions.

Pursuant to the Decisions on Strengthening the Protection of Online information, issued by the Standing Committee of the National People’s Congress in 2012 and the Protection Provisions for the Personal Information of Telecommunications and Internet Users promulgated by the MIIT in 2013, telecommunication business operators and internet service providers are required to set up their own rules for collecting and use of internet users’ information and are prohibited from collecting or use such information without consent from users. Moreover, telecommunication business operators and internet service providers shall strictly keep users’ personal information confidential and shall not divulge, tamper with, damage, sell or illegally provide others with such information.

The CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications in March 2021, effective from May 1, 2021, specifying that the operator of an internet application shall not refuse an user to use the App’s basic functional services on the ground that the user disagree with the collection of unnecessary personal information.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Law of Personal Information Protection of PRC (the “Personal Information Protection Law”) which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (1) the name and contact information of the personal information processor; (2) purpose of processing personal information, processing method, type of personal information processed, and retention period; (3) methods and procedures for individuals to exercise their rights under this law; and (4) other matters that should be notified as required by laws and administrative regulations. Personal information processors should also take the following measures to ensure that personal information processing activities comply with laws and administrative regulations based on the processing purpose, processing methods, types of personal information, impact on personal rights and interests, and possible security risks, etc., and to prevent unauthorized access and personal information leakage, tampering, and loss: (1) formulate internal management systems and operating procedures; (2) implement classified management of personal information; (3) adopt corresponding security technical measures such as encryption and de-identification; (4) reasonably determine the operating authority for personal information processing, and regularly conduct safety education and training for practitioners; (5) formulate and organize the implementation of emergency plans for personal information security incidents; and (6) other measures stipulated by laws and administrative regulations.

Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfill the personal protection obligations hereunder, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains, and order to suspend or terminate the provision of services; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000. If the aforesaid illegal act and the circumstances are serious, the department performing personal information protection duties at or above the provincial level shall order the personal information processor to make corrections, confiscate the illegal gains, and impose a fine of less than RMB50 million or less than 5% of the previous year’s turnover. It can also order the suspension of relevant business or suspend business for rectification, notify the relevant competent authority to revoke the relevant permits or the business license; impose a fine of RMB100,000 up to RMB1 million on the directly responsible person in charge and other directly responsible personnel, and may decide to prohibit he serves as a director, supervisor, senior manager and person in charge of personal information protection of related companies within a certain period of time.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022 (the “Account Information Provisions”) which applies to the registration, use, and management of internet users’ account information by internet information service providers. The Account Information Provisions stipulates that internet information service providers shall, in accordance with laws, administrative regulations and relevant state regulations, formulate and disclose internet user account management rules and platform conventions, sign service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The Account Information Provisions also requires that the internet information service providers shall protect and handle internet users’ account information in accordance with law, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, publicize complaints and reporting methods, improve mechanisms for acceptance, screening, disposal, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public. Failure to comply with the above requirements may subject to warning, be ordered to rectify within a prescribed time limit and may be imposed a fine ranging from RMB10,000 to RMB100,000.

Regulations on Consumer Protection

To protect the legitimate rights and interests of consumers, to maintain social and economic order, and to promote the healthy development of the socialist market economy, the Standing Committee of the National People’s Congress promulgated the PRC Consumer Rights and Interests Protection Law (the “Consumer Protection Law”) in 1993 and latest amended in 2013. According to the Consumer Protection Law, business operators shall guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The Consumer Protection Law also strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators. For instance, business operators collecting and using personal information of consumers shall adhere to the principles of legitimacy, bona fide and necessity, state expressly the purpose, method and scope of collection and use of information, and shall obtain the consent of consumers. In addition, personal information of consumers collected by business operators and their staff shall not be divulged, sold or provided to others illegally. Business operators shall not send commercial information to consumers without their consent or request or when a consumer has explicitly rejected.

Regulations on Advertisement

In 1994, the Standing Committee of the National People’s Congress promulgated the Advertising Law of the PRC in 1994 and latest amended in 2021 (the “Advertising Law”). The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. If the advertisers, advertising operators and advertising distributors display any pop-up advertisement, they shall show the close button clearly to make sure that the viewers can close the advertisement upon one-click. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information, and for serious violation, termination of advertising operations or revocation of business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

The Interim Measures for Administration of Internet Advertising promulgated by the State Administration for Industry and Commerce of PRC (currently known as the SAMR) in 2016 (the “Internet Advertising Measures”) regulates any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provides more detailed guidelines to the advertisers, advertising operators and advertising distributors. According to the Internet Advertising Measures, Internet advertisements shall be distinguishable and prominently marked with “advertisements”, in order to enable consumers to identify them as advertisements.

Regulations on Financial Marketing Services

On December 31, 2021, the People’s Bank of China with other six government authorities jointly issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, institution and individual shall not provide internet marketing services for illegal financial activities such as illegal fundraising, and shall not provide internet marketing for private equity financial products to unspecified objects. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way. As of the date of this prospectus, the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments) has not been formally adopted.

Regulations on Intellectual Property

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne

Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

According to the Copyright Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, which was latest amended in November 2020, and its related Implementing Regulations, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal rights and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners.

Pursuant to the Regulations on Protection of Information Network Transmission Right promulgated by the State Council in 2006, which was amended in 2013, in the event of infringement, such as providing any work, performance or audio-visual product of others to the public through the information network without authorization or permission, the infringer shall undertake civil liability to stop infringement, eliminate effect, apologize and compensate the damages etc.; where the infringement causes damage to public interest, the copyright administrative authorities may confiscate the illegal income and impose a fine; where the case constitutes a criminal offense, criminal liability shall be pursued in accordance with the law.

Pursuant to the Regulation on Computers Software Protection and the Measures for the Registration of Computer Software Copyright, the National Copyright Administration is mainly responsible for the registration and management of software copyright in China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Trademark

According to the Trademark Law of the PRC and the Implementation Regulation of the Trademark Law of the PRC, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record, and the Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, and the infringing party will be ordered to stop the infringement act immediately and may be imposed a fine. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In accordance with the Patent Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, which was latest amended in October 2020 and became effective on June 1, 2021, and its Implementation Rule, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right, design patent right and utility model patent right shall be 20 years, 15 years and ten years, respectively, which all calculated from the date of application. Implementation of a patent without the authorization of the patent holder shall constitute an infringement of patent rights, and shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities.

Domain names

The Measures on Administration of Internet Domain Names was promulgated by the MIIT in 2017, which adopts “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize the PRC domain name system. After completion of the registration procedures, the applicant will become the holder of the relevant domain name.

Regulations on Foreign Exchange

Regulations relating to foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix, the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, promulgated in 2012 and latest amended in 2015, foreign exchange control measures related to foreign direct investment are improved, such as (1) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (2) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (3) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE.

The SAFE issued the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”) on March 30, 2015, and it became effective on June 1, 2015 and was partially repealed on December 30, 2019. The SAFE Circular 19 expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”) which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to the SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

In October 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”), which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), issued by SAFE in April 2020, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without prior provision of the evidentiary materials concerning authenticity to the bank for each transaction. The handling banks shall conduct spot checks afterwards in accordance with the relevant requirements. The interpretation and implementation in practice of the SAFE Circular 28 and SAFE Circular 8 are still subject to substantial uncertainties given they are newly issued regulations.

Regulations relating to offshore investment

In July 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles (the “SPV”), by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

According to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular 13”), promulgated by SAFE in 2015 and latest amended in December 2019, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Regulations relating to stock incentive plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7”), promulgated by SAFE in 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency. Moreover, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation (the “SAT”), has issued certain circulars concerning employee share options or restricted shares, under which the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes as required by relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Tax

Enterprise income tax

According to the Enterprise Income Tax Law of the PRC, which was promulgated by the National People’s Congress in 2007 and was latest amended in 2018 by the SCNPC, and the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was promulgated by the State Council and was latest amended in 2019, collectively referred to as the Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is imposed to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprise qualifying as “High and New Technology Enterprises” is entitled to a preferential 15% enterprise income tax rate, which will continue as long as such enterprise can retain its “High and New Technology Enterprise” status.

Under the Enterprise Income Tax Law, an enterprise established outside China with “de facto management body” located in China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income, and a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. The Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by SAT and latest amended in 2017 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

Pursuant to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Bulletin 7”), which was promulgated by SAT in 2015, if a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of properties in PRC resident enterprise. However, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. In addition, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37”) in 2017, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-added tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the State Council and was latest amended in 2017, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which was promulgated by the Ministry of Finance and was latest amended in 2011, entities and individuals engaging in selling goods, providing processing, repairing or replacement services or importing goods within the territory of the PRC are taxpayers of the value-added tax.

According to the Notice of the Ministry of Finance and the State Taxation Administration on the Adjusting Value-added Tax Rates effective in May 2018, the value-added tax rates of 17% and 11% on sales, imported goods shall be adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated in March 2019, the value-added tax rates of 16% and 10% on sales, imported goods shall be adjusted to 13% and 9%, respectively.

Regulations on Dividend Distribution

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and latest amended in 2018, and the Foreign Investment Law and its Implementation Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC resident investors’ jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (the “Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Administration of Taxation on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, issued by SAT in 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties issued by SAT in 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on Employment and Social Welfare

Regulations relating to employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, the Labor Contract Law and its implementation, which impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees.

Regulations relating to social insurance and housing fund

The PRC Social Insurance Law issued by the Standing Committee of the National People’s Congress in 2010 and latest amended in 2018, has established social insurance systems of basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance and has elaborated in detail the legal obligations and liabilities of employers who fail to comply with relevant laws and regulations on social insurance. For instance, an enterprise shall pay or withhold relevant social insurance for or on behalf of its employees, failure to make sufficient contributions to the social insurance will result in late fees and fines.

The Administrative Measures on Housing Funds issued by the State Council in 1999 and latest amended in 2019 provides that enterprise must register with the competent managing center for housing funds and shall contribute to the housing fund for its employees, failure to timely pay and deposit housing fund contributions in full amount will be ordered to complete the relevant procedures within a prescribed time limit or be fined.

Regulations on Anti-monopoly

According to the Anti-Monopoly Law of the PRC and other relevant regulations, where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented (1) during the previous fiscal year, the total global turnover of all operators participating in the transaction exceeded RMB10 billion, and at least two of these operators each had a turnover of more than RMB400 million within China; or (2) during the previous fiscal year, the total turnover within China of all operators participating in the transaction exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China. “Concentration of undertakings” means any of the following (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

Regulations on M&A and Overseas Listings

MOFCOM, the CSRC, SAFE and other three other PRC governmental and regulatory agencies jointly promulgated the Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective in 2006 and was latest amended in 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals (the “PRC Citizens”), intends to acquire interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicles’ securities on an overseas stock exchange.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment to forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. According to the Measures for the Security Review of Foreign Investment, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance.

On July 6, 2021, General Office of the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules Regarding Overseas Listing”), the deadline for public comments of which was January 23, 2022.

These provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information.

According to the Draft Rules Regarding Overseas Listing, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after its filing, including (1) a reporting obligation in respect of any material event which arose prior to such offering and listing; (2) filing for follow-on offerings after the initial offering and listing; (3) filing for transactions in which the issuer issues securities for acquiring assets; and (4) a reporting obligation for material events after the initial offering and listing. Meanwhile, overseas securities offerings and listings by China-based companies are explicitly forbidden under the Draft Rules Regarding Overseas Listing if (1) there exist any circumstance where going public is strictly prohibited as prescribed by specific laws and regulations; (2) the overseas securities offerings and listings constitute a threat or endangerment to national security; (3) there exist material ownership disputes; (4) any of the PRC domestic enterprises, their controlling shareholder or actual controller is involved in certain criminal offense; or (5) any of the directors, supervisors and senior management of the issuer is involved in certain criminal offense or administrative penalties, among other circumstances identified by the State Council.

If domestic enterprises fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million and even be ordered to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license in severe cases. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1 million to RMB10 million. If the securities have been issued, the domestic enterprise is subject to a fine of 10% to 100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and senior management, they are subject to a warning and fines between RMB500,000 to RMB5 million, individually or collectively.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Peng Li	40	Chairman of the board and chief executive officer
Jinshan Li	40	Director and chief technology officer
Frank Lin	57	Director
Yu Cui*	34	Director
Dong Xie	41	Director and chief financial officer
Xihao Liu	38	Director and vice president
Helen Wong**	51	Independent Director Appointee
Hongqiang Zhao**	45	Independent Director Appointee
Chun Wang	32	Vice president
Guangfei Zhao	38	Vice president
Bo Bai	40	Vice president

*	Yu Cui will resign from our board upon the SEC’s declaration of the effectiveness of our registered statement on Form-1 of which this prospectus is a part.
**

Each of Helen Wong and Hongqiang Zhao has accepted appointments to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Peng Li is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Prior to founding our company, Mr. Li had been the founder and served as the chief executive officer of Beijing Renjuren Network Technology Co., Ltd. from October 2013 to September 2015. Mr. Li was the co-founder and served as the vice president of Qianpin Online Network Technology (Beijing) Co., Ltd. from March 2011 to June 2013. Mr. Li served as the head of commercial operation center of Beijing UCWEB Internet Technology Co., Ltd. from March 2010 to February 2011. Prior to that, he was the strategic cooperation manager of Baidu.com, Inc. (Nasdaq: BIDU; HKEX:9888) from September 2005 to February 2010. From September 2004 to August 2005, Mr. Li served as the marketing manager of Beijing Jingyeda Technology Co., Ltd. (SHEX: 003005) in East China. Mr. Li received his bachelor’s degree in computer science and technology from Hebei Agricultural University in June 2004.

Jinshan Li has served as our director since May 2022 and our chief technology officer since April 2018. Prior to joining us, Mr. Li had served as the chief technology officer of Ailv Network Technology Co., Ltd. from March 2016 to November 2016. From March 2014 to March 2016, Mr. Li served as the general manager of carpooling business of Beijing Five Car World Technology Co., Ltd. Prior to that, he worked at Renren Inc. (NYSE: RENN) from May 2011 to March 2014, serving as a senior manager and technology officer. Mr. Li served as the product manager at the advertising department of Youdao Inc. (NYSE: DAO) from July 2007 to May 2011. Mr. Li received his bachelor’s degree in computer science and technology from Beijing Information Technology Institute in July 2004, and his master’s degree in computer application from Institute of Computing Technology, Chinese Academy of Sciences in July 2007.

Frank Lin has served as our director since May 2022. Mr. Lin is a general partner of DCM, a technology venture capital firm and one of our principal shareholders. Prior to joining DCM in 2006, Mr. Lin had been the chief operating officer of SINA Corporation (Nasdaq: SINA). He co-founded SINA’s predecessor, SinaNet, in 1995 and later helped guiding SINA through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin had been a consultant at Ernst & Young Management Consulting Group. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies, including GigaCloud Technology Inc (Nasdaq: GCT), Tuniu

Corporation (Nasdaq: TOUR), Vipshop Holdings Limited (NYSE: VIPS), China Online Education Group (NYSE: COE) and Kuaishou Technology (HKEX: 1024). Mr. Lin received his MBA degree from Stanford University in 1993 and his bachelor’s degree in engineering from Dartmouth College in 1988.

Yu Cui has served as our director since May 2022. Since April 2018, he has served as the executive director of investment at VM EDU Fund, one of our shareholders. Before that, he had served as the investment director at China Peakedness from June 2017. From June 2015 to June 2017, he served as the business director at Beijing Tianxing Capital Co., Ltd. From June 2014 to June 2015, he served as an analyst at Dagong Global Credit Rating. Mr. Cui received a bachelor’s degree in banking and finance from Bangor University in 2012 and a master’s degree in banking and finance from Queen Mary University of London in 2013.

Dong Xie has served as our chief financial officer since January 2021 and as our director since June 2022. Prior to joining us, Mr. Xie had served as the partner of capital market services at PGadvisory from March 2020 to December 2020. From January 2019 to March 2020, Mr. Xie served as the chief financial officer at Renmai Technology Group. From September 2014 to December 2018, Mr. Xie served as the chief financial officer and company secretary of Finup Financial Technology Group (Holdings) Co., Ltd. From April 2010 to September 2010, Mr. Xie served as a vice president at CCB International (China) Co., Ltd. From November 2007 to March 2010, and from October 2010 to August 2014, Mr. Xie served as the associate director at the merger and acquisition transaction service department of Deloitte China. Mr. Xie is a Chinese Certified Public Accountant, Certified Internal Auditor, Certified Tax Agent and holds the China Legal Professional Qualification. He received his bachelor’s degree in economics and master’s degree in global economics from Nankai University in June 2003 and June 2006, respectively, and he started in September 2021 for the EMBA degree jointly offered by Guanghua School of Management of Peking University and Kellogg School of Management of Northwestern university. He has been acting as an independent director and chairman of the audit committee for China BlueChemical Ltd (HKEX:3983) since May 2021.

Xihao Liu has served as our vice president since April 2020 and as our director since September 2022. Prior to joining us, Ms. Liu had served as the vice president of operations of Beijing Qimeng Education Technology Co., Ltd. from November 2018 to December 2019. From June 2018 to September 2018, Ms. Liu served as the head of community operations at Beijing Guoganshidai Co., Ltd. Prior to that, she was a senior operations specialist of Hangzhou Beigou Technology Co., Ltd. from September 2015 to June 2018. From February 2011 to November 2015, Ms. Liu served several positions relating to product operations at Alibaba Group Holding Limited (NYSE: BABA; HKEX: 9988) and its related entities. Ms. Liu received her bachelor’s degree in management from Shaanxi University of Science & Technology in July 2006, and her master’s degree in economics from Xiamen University in July 2009.

Helen Wong is our independent director appointee. Ms. Wong is currently the Managing Partner of AC Ventures, an early-stage venture capital firm in Singapore. Before that, she had worked as a Partner in Qiming Ventures from 2014 to 2021, focusing on the TMT sector. Ms. Wong was a founding team member of GGV Capital. She was at GGV Capital from 2001 to 2011. She was ranked by Forbes as one of the top 100 venture capitalists in China in 2018, the top 25 Chinese women venture capitalists from 2017 to 2021, and iResearch as the top 26 Chinese consumer venture capitalists in 2021. Ms. Wong has more than 20 years of experience in the venture capital industry. Some of her successful unicorn exits include Mobike (acquired by Meituan (HKEX:3690), DeDao (audio platform) and Tudou (video sharing). She also led the investment in Akulaku, a fintech unicorn in Southeast Asia. Ms. Wong received her bachelor’s and master’s degrees in Politics, Philosophy and Economics from Oxford University. She also received an MBA from INSEAD in 1999, and an EMBA degree from Cheung Kong GSB in 2010.

Hongqiang Zhao is our independent director appointee. Since June 2018, Mr. Zhao has served as an executive director and chief financial officer of Bairong Inc. (HKEX: 6608). He has also served as an independent director of Li Auto, Inc. (Nasdaq: LI; HKEX: 2015) since July 2020, GOGOX Holdings Limited (HKEX: 2246) since June 2022, and HUYA Inc. (NYSE: HUYA) since May 2018, respectively. From October

2014 to October 2015, he served as the chief financial officer of NetEase Lede Technology Co., Ltd Beijing Branch. From December 2012 to December 2015, he served as a vice president of finance at SouFun Holdings Limited (now known as Fang Holdings Limited) (NYSE: SFUN). He served as an assistant Chief Auditor at the Public Company Accounting Oversight Board in 2009. From August 2001 to February 2009, he worked at KPMG LLP in the United States, with the most recent position being manager audit. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in 1999 and a master’s degree in accountancy from The George Washington University in 2001.

Chun Wang has served as our vice president since March 2020. Prior to joining us, Mr. Wang served as the vice president at the operations department of Xiaochuanchuhai Education Technology (Beijing) Co., Ltd. from August 2018 to November 2019. From August 2014 to August 2018, Mr. Wang served as a partner of Beijing Guogan Technology Co., Ltd., responsible for product, growth and content center and business innovations. Prior to that, he was a mobile product manager of Jumei International Holding Limited (NYSE: JMEI (delisted)) from January 2014 to August 2014. Mr. Wang served successively as product manager and marketing head of Wuxi Mmb.cn Information Technology Co., Ltd. from July 2010 to January 2014.

Guangfei Zhao has served as our vice president since March 2019. Prior to joining us, Mr. Zhao had been the co-founder and served as the vice president of Aiwei Zhizhu Network Technology (Beijing) Co., Ltd. from May 2018 to February 2019. From March 2017 to March 2018, Mr. Li served as the vice president of 369 Global (Beijing) Network Co., Ltd. Prior to that, he was the regional director of Beijing Xiaodu Information Technology Co., Ltd. from July 2014 to March 2017. From March 2011 to October 2012, Mr. Zhao served as the sales director of Beijing Wangluo Tianxia Life Technology Ltd. Prior to that, he was a business director of Yusys Technologies Co., Ltd. (SHSE: 300674) from August 2008 to February 2011. Mr. Zhao received his bachelor’s degree in management from Shandong Technology and Business University in July 2008.

Bo Bai has served as our vice president since August 2020. Prior to joining us, Mr. Bai had served as a vice president and the chief public affairs officer of Finup Group Co., Ltd. from September 2016 to December 2019. From June 2014 to September 2016, Mr. Bai served as the deputy director of government affairs at Baidu.com, Inc. (Nasdaq: BIDU; HKEX:9888). Prior to that, he was the deputy director at the policy research department of Beijing Qihoo Technology Co., Ltd. (SHSE: 601360) from June 2012 to September 2013. From November 2008 to June 2012, Mr. Bai served as a senior manager at the policy development department of Tencent Holdings Ltd. (HKEX:0700). He served as a senior public relations manager at the business planning institute of Wanda Group from March 2008 to November 2008. Prior to that, he was the government project manager at president’s office of CITIC Guoan Mengguli Co., Ltd. from July 2005 to December 2007. Mr. Bai received his bachelor’s degree in process equipment and control engineering from Inner Mongolia University of Technology in July 2005, and his master’s degree in civil and commercial law from Renmin University in July 2017.

The business address of our directors and executive officers is Room 710, 5/F, Building No. 1, Zone No. 1, Ronghe Road, Chaoyang District, Beijing, the PRC. No family relationship exists between any of our directors and executive officers.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, including an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Hongqiang Zhao and Ms. Helen Wong. Mr. Hongqiang Zhao will be the chairman of our audit committee. We have determined that each of Mr. Hongqiang Zhao and Ms. Helen Wong satisfies the “independence” requirements of the [Section 303A of the New York Stock Exchange Listed Company Manual]/[Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Hongqiang Zhao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [New York Stock Exchange Listed Company Manual]/[Nasdaq Stock Market Listing Rules].

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee will consist of Mr. Peng Li, Ms. Helen Wong and Mr. Hongqiang Zhao. Mr. Peng Li will be the chairman of our compensation committee. We have determined that each of Ms. Helen Wong and Mr. Hongqiang Zhao satisfies the “independence” requirements of [Section 303A of the New York Stock Exchange Listed Company Manual]/[Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules].

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

•	The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Peng Li, Ms. Helen Wong and Mr. Hongqiang Zhao. Mr. Peng Li will be the chairman of our nominating and corporate governance committee. We have determined that each of Ms. Helen Wong and Mr. Hongqiang Zhao satisfies the “independence” requirements of [Section 303A of the New York Stock Exchange Listed Company Manual]/[Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules].

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to the post-offering memorandum and articles of association of our company effective immediately prior to completion of this offering. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the Director, if any; but no such term shall be implied in the absence of express provision. Unless expressly provided, our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. In addition, a director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our post-offering memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. See “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Employment Agreements

We [have] entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement, negligent or dishonest act to our detriment, misconduct or failure to perform his or her duty, disability, or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer intends to agree to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information. Each executive officer also intends to agree to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer intends to agree that, during his or her term of employment and for a period of one-year after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Indemnification Agreements

We [have] entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Code of Ethics

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2022, the aggregate cash compensation to executive officers was approximately RMB9.1 million (US$1.3 million), and we did not pay any compensation to our directors who are not our executive officers during the same period. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiary and the affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and officers, see “— Share Incentive Plans.”

Share Incentive Plans

The 2018 Plan

In May 2022, our board of directors approved and adopted our 2018 share incentive plan (the “2018 Plan”). The 2018 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards.

The following paragraphs summarize the principal terms of the 2018 Plan.

Types of awards. The 2018 Plan permits the award of (1) options and share appreciation rights and (2) restricted or unrestricted shares.

Eligibility. The 2018 Plan provides for the grant of awards to, among others, officers or employees, directors or consultants of our company, or employees, directors or consultants of our related entities, such as a subsidiary corporation.

Administration. Subject to the terms of the 2018 Plan, the 2018 Plan will be administered by our board of directors, or one or more committees as appointed by our board of directors, comprising at least one member of the board of directors.

Award agreements. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the terms, provisions and restrictions of the award.

Vesting schedule and price. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. The plan administrator will have sole discretion in approving and amending the terms and conditions of awards including, among others, exercise, base or purchase prices, the types, number and rights of shares granted, vesting and exercise schedules and acceleration provisions, as applicable, which are stated in the award agreement.

Compliance with law. An award may not be exercised nor may any shares be issued thereunder unless the exercise and issuance complies with all applicable laws.

Transferability. An award may not be transferred, except provided in the 2018 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to capitalization. In the event of share splits, combinations, exchanges and other specified changes in our capital structure not involving the receipt of consideration by us, the 2018 Plan provides for the proportional adjustment of the number and class of shares reserved under the 2018 Plan and the number, class and price of shares, if applicable, of all outstanding awards.

Change in control events. In the event of a change in control, the administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding awards. Each outstanding Award (whether or not vested and/or exercisable) shall terminate, subject to any provision that has been expressly made by the administrator for the survival, substitution, assumption, exchange or other continuation or settlement.

Amendment and termination. The 2018 Plan has a term of ten years commencing from the date of the board approval, unless terminated earlier in accordance with its terms. Our board of directors has the authority to terminate, amend or modify the 2018 Plan. However, no amendment, suspension or termination of the 2018 Plan may, without written consent of the participant, in any manner materially and adversely affect the participant’s rights and benefits of such award granted to a participant prior to the relevant change.

The 2021 Plan

In May 2022, our board of directors approved and adopted our 2021 global share plan (the “2021 Plan”). The 2021 Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to selected eligible participants and promote our business success through the awards.

The following paragraphs summarize the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the award of options and share purchase rights.

Eligibility. The 2021 Plan provides for the grant of awards to, among others, officers or employees, directors or consultants of our company, or employees, directors or consultants of our related entities, such as a subsidiary corporation.

Administration. Subject to the terms of the 2021 Plan, the 2021 Plan will be administered by our board of directors, or one or more committees as appointed by our board of directors, comprising at least one member of the board of directors.

Terms and conditions of options. Options granted under the 2021 Plan are evidenced by an award agreement that sets forth terms and conditions for the options, such as the number of shares and types and term of options, exercise price and certain provisions applicable in the event that the grantee’s employment or service terminates. In general, the plan administrator determines such terms and conditions in their sole discretion, which are stated in the award agreement.

Terms and conditions of share purchase rights. Share purchase rights granted under the 2021 Plan are evidenced by an award agreement that sets forth terms and conditions for the share purchase rights, such as the duration of offer of shares and the purchase price. In general, the plan administrator determines such terms and conditions in their sole discretion, which are stated in the award agreement.

Compliance with law. An award may not be exercised nor may any shares be issued thereunder unless the exercise and issuance complies with all applicable laws.

Transferability. An award may not be transferred, except provided in the 2021 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to capitalization. In the event of dividend or other distribution, recapitalization, share split reorganization and other specified changes in our corporate structure, the 2021 Plan provides for the adjustment of the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award.

Change in control events. In the event of a change in control, each outstanding award, and, if applicable, each right of us to repurchase or redeem restricted shares acquired will be assumed or an equivalent award substituted by the successor corporation.

Amendment and termination. The 2021 Plan has a term of ten years commencing from the date of the board approval, unless terminated earlier in accordance with its terms. Our board of directors has the authority to terminate, amend or modify the 2021 Plan. However, without written agreement between the participant and the administrator, no amendment, alteration, suspension, or termination of the 2021 Plan shall materially and adversely impair the rights of any participant with respect to an outstanding award.

As of the date of the prospectus, there has been no options granted to our directors and executive officers under the 2018 Plan. The following table summarizes, as of the date of the prospectus, the number of ordinary shares under outstanding options that we granted to our directors and executive officers under the 2021 Plan:

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Peng Li	—	—	—	—
Jinshan Li	2,737,958	US$0.0005 – US$0.2	July 1, 2018 – July 1, 2020	June 30, 2028 – June 30, 2030
Frank Lin	—	—	—	—
Yu Cui	—	—	—	—
Dong Xie	*	US$0.7 – US$0.8	April 1, 2021 – October 1, 2021	March 31, 2031 – September 30, 2031
Xihao Liu	*	US$0.2	July 1, 2020	June 30, 2030
Helen Wong	—	—	—	—
Hongqiang Zhao	—	—	—	—
Chun Wang	*	US$0.2	July 1, 2020	June 30, 2030
Guangfei Zhao	*	US$ 0.1 – US$0.7	July 1, 2019 – April 1, 2021	June 30, 2029 – March 31, 2030
Bo Bai	*	US$0.7 – US$0.8	April 1, 2021 – October 1, 2021	March 31, 2031 – September 30, 2031
All directors and executive officers as a group	9,057,958	N/A	N/A	N/A

*	Less than 1% of our total outstanding ordinary share on an as-converted basis.

As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan and the 2021 Plan is 21,717,118 shares. As of the date of this prospectus, options to purchase a total of 15,400,062 Class A ordinary shares under the 2021 Plan have been granted and outstanding, and none of such options had become vested and exercisable. As of the date of the prospectus, there has been no options granted under the 2018 Plan. As of the date of this prospectus, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 6,342,104 ordinary shares, with exercise prices ranging from US$0.0005 per share to US$0.8 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2018 Plan and the 2021 Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Share Restriction Agreement

In May 2022, entities respectively controlled by our founder Mr. Peng Li entered into share restriction agreements with us, pursuant to which 54,042,638 pre-offering Class B ordinary shares and 600,000 pre-offering Class A ordinary shares beneficially owned by Mr. Peng Li became restricted shares, subject to certain repurchase and transfer restrictions. 75% of the restricted shares have been vested and released from the repurchase and transfer restrictions as of April 26, 2020, and the remaining 25% of the restricted shares were to be vested annually in equal installments over the two years starting from August 13, 2020. All the unvested restricted shares will be vested immediately and released from all the restrictions upon the completion of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of the date of this prospectus on an as-converted basis and as adjusted for this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on (1) 105,627,220 pre-offering Class A ordinary shares and 49,859,049 pre-offering Class B ordinary shares issued and outstanding, as of the date of this prospectus, and (2)                 Class A ordinary shares and                 Class B ordinary shares issued and outstanding immediately after the completion of this offering, including                  Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to [ten] votes per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering				Ordinary shares beneficially owned immediately after this offering
	Pre-offering Class A ordinary shares	Pre-offering Class B ordinary shares	% of beneficial ownership†	% of aggregate voting power††	Class A ordinary shares	Class B ordinary shares	% of beneficial ownership†	% of aggregate voting power††
Directors and Executive Officers*
Peng Li(1)	—	49,859,049	32.1	82.5
Jinshan Li	—	—	—	—
Frank Lin(3)	27,400,617	—	17.6	4.5
Yu Cui	—	—	—	—
Dong Xie	—	—	—	—
Xihao Liu	—	—	—	—
Helen Wong	—	—	—	—
Hongqiang Zhao	—	—	—	—
Chun Wang	—	—	—	—
Guangfei Zhao	—	—	—	—
Bo Bai	—	—	—	—
Directors and executive officers as a group	27,400,617	49,859,049	49.7	87.1
Principal Shareholders:
WITTY TIME LIMITED(1)	—	49,859,049	32.1	82.5
K2 Entities(2)	24,194,263	—	15.6	4.0
DCM Entities(3)	27,400,617	—	17.6	4.5
GGV Entities(4)	11,910,487	—	7.7	2.0
PAC Entities(5)	12,529,532	—	8.1	2.1
Qiming Entities(6)	12,529,532	—	8.1	2.1
VM EDU Fund I, L.P(7).	8,860,169	—	5.7	1.5

*

Except as indicated otherwise below, the business address of our directors and executive officers is Room 710, 5/F, Building No. 1, Zone No. 1, Ronghe Road, Chaoyang District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. As of the date of this prospectus, holder of each of our pre-offering Class A ordinary shares is entitled to one vote per share and holder of each of our pre-offering Class B ordinary shares is entitled to ten votes. Immediately after this offering, holder of each of our Class A ordinary shares is entitled to one vote per share. Holder of each of our Class B ordinary shares is entitled to [ten] votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 49,859,049 Class B ordinary shares held by WITTY TIME LIMITED, a company incorporated in the British Virgin Islands and is wholly owned by Mr. Peng Li. The registered address of WITTY TIME LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) 3,300,000 Series A preferred shares held by K2 EVERGREEN PARTNERS LIMITED, a company incorporated in Hong Kong, which is wholly-owned by K2 Evergreen Partners L.P., the general partner of which is K2 Evergreen Partners LLC; (ii) 4,675,000 Series A preferred shares, 416,668 Series B preferred shares and 131,898 Series C preferred shares held by K2 FAMILY PARTNERS LIMITED, a company incorporated in Hong Kong, which is wholly-owned by K2 Family Partners L.P. The general partner of K2 Family Partners L.P. is K2 Family Partners GP, L.P., the general partner of which is K2 Family Partners GP, LLC; and (iii) 14,025,000 Series A preferred shares, 1,250,003 Series B preferred shares and 395,694 Series C preferred shares held by K2 PARTNERS III LIMITED, a company incorporated in Hong Kong, which is wholly-owned by K2 Partners III L.P. The general partner of K2 Partners III L.P. is K2 Partners III GP, L.P., the general partner of which is K2 Partners III GP, LLC. KPartners Limited holds (i) 80% equity and voting power of K2 Evergreen Partners LLC; (ii) 51% equity and voting power of K2 Family Partners GP, LLC; and (iii) 51% equity and voting power of K2 Partners III GP, LLC. The registered address of the K2 entities is Room C, 20/F, Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.

(3)

Represents (i) 20,153,473 Series B preferred shares and 4,590,654 Series C preferred shares held by DCM Ventures China Fund (DCM VIII), L.P., an exempted limited partnership organized under the laws of the Cayman Islands; (ii) 1,667,089 Series B preferred share and 379,737 Series C preferred shares held by DCM VIII, L.P., an exempted limited partnership organized under the laws of the Cayman Islands; and (iii) 496,556 Series B preferred shares and 113,108 Series C preferred shares held by DCM Affiliates Fund VIII, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of each of these DCM entities is DCM Investment Management VIII, L.P., the general partner of which is DCM International VIII, Ltd., which is ultimately controlled by Matthew C. Bonner and Frank Lin, a director of our company, and each may be deemed to share voting and dispositive power over the shares held by the DCM entities. Each of the foregoing persons disclaims beneficial ownership of shares held by the DCM entities, except to the extent of any pecuniary interest therein. The registered address of the DCM entities is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)

Represents (i) 6,322,377 Series B-1 preferred shares, 3,893,097 Series C preferred shares, 793,126 Series D preferred shares and 409,719 Series E preferred shares held by GGV Discovery I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by six individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon, Hans Tung and Bingdong Xu, who have the shared voting and investment control over the shares held by such entity; and (ii) 272,516 Series B-1 preferred shares, 167,806 Series C preferred shares, 34,186 Series D preferred shares and 17,660 Series E preferred shares held by GGV Capital VI Entrepreneurs Fund L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by five individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn

Brian Solomon and Hans Tung, who have the shared voting and investment control over the shares held by such entity. The business address of all the GGV entities is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025.
(5)

Represents (i) 1,318,979 Series B-1 preferred shares held by Prospect Avenue Capital Inc., an exempted company incorporated in the Cayman Islands; (ii) 10,164,129 Series D preferred shares held by Prospect Avenue Capital Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands; and (iii) 1,046,424 Series E preferred shares held by Foley Square Investment Limited., a company incorporated in Hong Kong. Each of Prospect Avenue Capital Inc., Prospect Avenue Capital Limited Partnership and Foley Square Investment Limited (collectively, “PAC entities”) is ultimately controlled by Ming Liao. The business address of all the PAC entities is Room No. 2524-2525, 25/F, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong.

(6)

Represents (i) 10,376,581 Series C preferred shares, 805,635 Series D preferred shares and 1,019,005 Series E preferred shares held by Qiming Venture Partners VI, L.P., an exempted limited partnership organized under the laws of the Cayman Islands; and (ii) 279,214 Series C preferred shares, 21,678 Series D preferred shares and 27,419 Series E preferred shares held by Qiming Managing Directors Fund VI, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of Qiming Venture Partners VI, L.P. is Qiming GP VI, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP VI, Ltd., a Cayman Islands limited company. Qiming Corporate GP VI, Ltd. is also the general partner of Qiming Managing Directors Fund VI, L.P. The voting and investment power of the shares held by Qiming Venture Partners VI, L.P. and Qiming Managing Directors Fund VI, L.P. in the company is exercised by Qiming Corporate GP VI, Ltd., which is beneficially owned by Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming entities is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(7)

Represents 8,860,169 Series E preferred shares held by VM EDU Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of VM EDU Fund I, L.P. is VM EDU Fund GP, LLC. The registered address of VM EDU Fund I, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, a total of                ordinary shares of our company on an as-converted basis are held by                record holders in the United States. Immediately after the completion of this offering, we expect that                , the depositary of the ADS program, will hold                Class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with the VIE and Its Shareholder

See “Corporate History and Structure.”

Transaction with Certain Related Parties

In the fiscal years ended June 30, 2021 and 2022, we entered into certain related party transactions as set forth below.

Marketing services to Beijing Baichuan. We provide marketing services to Beijing Baichuan Insurance Brokerage Limited to facilitate its customer acquisition efforts. Beijing Baichuan paid to us service fees based on the volume of customers acquired through our platforms. Beijing Baichuan is the subsidiary of Beijing ChangYou Star Network Technology Co., Ltd., which has been disposed of to an affiliate of our company under the common control of the shareholders of our company in May 2022. Since then, the transactions between Beijing Baichuan and us constitute related party transactions. For the fiscal year ended June 30, 2022, we recorded a total of RMB44.7 million (US$6.7 million) services fees from Beijing Baichuan as revenue. As of June 30, 2022, the amount due from Beijing Baichuan in relation to such service fee was RMB23.0 million. We expect to continue to provide marketing services to Beijing Baichuan, which has been and will be based on normal terms and conditions and fair and reasonable.

Restructuring related transactions. We have restructured and spun-off our business for this initial public offering. See “Corporate History and Structure” for more information. The proceeds due to EW Technology Limited in connection with this restructuring were fully settled in May 2022 upon the completion of this restructuring.

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital — Shareholders Agreement.”

Share Incentive Plans

See “Management — Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements” and “Management — Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

General

We are a Cayman Islands exempted company incorporated with limited liability, and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 consisting of 500,000,000 shares, divided into: (1) 345,113,731 pre-offering Class A ordinary shares, (2) 54,042,638 pre-offering Class B ordinary shares, (3) 22,000,000 Series A preferred shares, (4) 23,983,789 Series B preferred shares, (5) 7,913,872 Series B-1 preferred shares, (6) 20,327,789 Series C preferred shares, (7) 11,818,754 Series D preferred shares, and (8) 14,799,427 Series E preferred shares. As of the date of this prospectus, (1) 4,783,589 pre-offering Class A ordinary shares, (2) 49,859,049 pre-offering Class B ordinary shares, (3) 22,000,000 Series A preferred shares, (4) 23,983,789 Series B preferred shares, (5) 7,913,872 Series B-1 preferred shares, (6) 20,327,789 Series C preferred shares, (7) 11,818,754 Series D preferred shares, and (8) 14,799,427 Series E preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$50,000 consisting of 500,000,000 shares, divided into: (1)                 Class A ordinary shares of a par value of US$0.0001 each, (2)                 Class B ordinary shares of a par value of US$0.0001 each, and (3)                 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and ordinary shares will be converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that                shares beneficially owned by Mr. Peng Li will be re-designated and re-classified as Class B ordinary shares on a one-for-one basis. Following such conversion and re-designation, we will have                 Class A ordinary shares issued and outstanding and                 Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs.

Our Post-Offering Memorandum and Articles of Association

Our shareholders [have] conditionally adopted the [second] amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of our company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to [ten] votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (1) any sale, transfer, assignment or disposition of any Class B ordinary shares by the holder thereof to any person that is not Mr. Peng Li or his affiliate, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person that is not Mr. Peng Li or his affiliate.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to [ten] votes, voting together as one class on all matters submitted to a vote by our shareholders at any general meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or a majority of our board of directors (acting by a resolution of our board of directors). Advance notice of at least [seven] calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of [one or more shareholder present in person or by proxy, representing not less than [one-third] of all votes attaching to our issued and outstanding shares entitled to attend and vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than [10%] of all votes attaching to the issued and outstanding shares of our company entitled to attend and vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of her or his ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•

a fee of such maximum sum as the [New York Stock Exchange]/[Nasdaq Stock Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange]/[Nasdaq Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least [14] days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of

[two-thirds] of the issued shares of that class or with the sanction of [a special resolution] passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our register of mortgages and charges, our memorandum and articles of association and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-takeover provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be, or (b) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with interested shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of [two-thirds] of the issued shares of that class or with the sanction of [a special resolution] passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances and re-designations during the past three years.

Ordinary shares and preferred shares

On February 9, 2022, our authorized share capital of US$50,000 was divided into 500,000,000 shares of a nominal or par value of US$0.0001 each. On the same date, we issued one ordinary share to Sertus Nominees (Cayman) Limited at nominal consideration for incorporation purpose, which transferred the same amount of share to WITTY TIME LIMITED on the same date at nominal consideration.

On May 31, 2022, our authorized share capital of US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, is re-classified and re-designated into: (1) 345,113,731 pre-offering Class A ordinary shares of a nominal or par value of US$0.0001 each, (2) 54,042,638 pre-offering Class B ordinary shares of a nominal or par value of US$0.0001 each, (3) 22,000,000 convertible redeemable series A preferred shares of a nominal or par value of US$0.0001 each, (4) 23,983,789 convertible redeemable series B preferred shares of a nominal or par value of US$0.0001 each, (5) 7,913,872 convertible redeemable series B-1 preferred shares of a nominal or par value of US$0.0001 each, (6) 20,327,789 convertible redeemable series C preferred shares of a nominal or par value of US$0.0001 each, (7) 11,818,754 convertible redeemable series D preferred shares of a nominal or par value of US$0.0001 each, and (8) 14,799,427 convertible redeemable series E preferred shares of a nominal or par value of US$0.0001 each. Each pre-offering Class A ordinary share is entitled to one vote and each pre-offering Class B ordinary share is entitled to [ten] votes.

On May 31, 2022, we issued 600,000 pre-offering Class A ordinary shares and 52,042,638 pre-offering Class B ordinary shares to WITTY TIME LIMITED at the nominal value for the restructuring and spin-off. On the same date, we issued 22,000,000 series A preferred shares, 23,983,789 series B preferred shares, 7,913,872 series B-1 preferred shares, 20,327,789 series C preferred shares, 11,818,754 series D preferred shares, and 14,799,427 series E preferred shares to our pre-IPO investors respectively at the nominal value for the restructuring and spinoff. See “Corporate History and Structure.”

On June 1, 2022, we re-designated 4,783,589 pre-offering Class B ordinary shares as the same number of pre-offering Class A ordinary shares.

Options or restricted shares

See “Management — Share Incentive Plans” and “Management — Share Restriction Agreement.”

Shareholders Agreement

We entered into a shareholders agreement with our shareholders on May 31, 2022. The shareholders agreements provide for certain shareholders’ rights, including information and inspection rights, preemptive rights, right of first refusal and co-sale rights, director nomination rights and provisions governing corporate governance matters. The special rights as well as the corporate governance provisions will automatically terminate upon the completion of this offering, except for the registration rights as set forth below.

Registration rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand registration rights. At any time after the earlier of (1) the fourth anniversary of May 31, 2022, or (2) six months following the taking effect of a registration statement for a qualified initial public offering, if holders of at least 25% of the registrable securities then outstanding demand in writing that we file a registration statement under the Securities Act covering the registration of at least 20% (or any lesser percentage if the anticipated gross proceeds to our company from such proposed offering would exceed US$5,000,000) of the registrable securities then outstanding, we shall warrant such request, subject to certain terms and conditions. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12 month period and shall not register any other of our shares during such period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback registration rights. If we propose to register for our own account any of our equity securities, in connection with the public offering of such equity securities, we should promptly give holders of our registrable securities written notice of such registration and, upon the written request of any holder given within twenty (20) days after delivery of such notice, we should use our reasonable best efforts to include in such registration the registrable securities requested to be registered by such holder. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration statement and the underwriting shall be allocated (1) first, to our company, (2) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (3) third, to holders of other securities of our company.

Form F-3 registration rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances, including, but not limited to, the aggregate value of the registrable securities and such other securities for sale shall not be less than US$500,000. We have the right to defer filing of a registration statement for a period of not more than 60 days after the receipt of the request of the initiating holders. However, we cannot exercise the deferral right more than once in any 12 month period and shall not register any other of our shares during such period.

Expenses of registration. We shall bear all registration expenses (other than underwriting discounts and commissions, and fees for special counsel of the holders participating in such registration) incurred in connection with any demand, piggyback or Form F-3 registration. However, we will not be required to pay for any expenses in excess of US$25,000 of any special audit required in connection with a demand registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[                has agreed to act as the depositary for the American Depositary Shares. The depositary offices are located at                . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is                , located at                .

We have appointed                as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in             , Class A ordinary share(s) that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Class A ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancelation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if we request such rights be made available to holders of ADSs, it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if we request and it is reasonably practicable, and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we request such rights be made available to you and provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For instance, there may be a change in nominal or par value, split-up, cancelation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of our assets.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancelation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancelation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancelation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancelation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Class A ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S.$0.05 per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

• Distribution of securities other than ADSs or rights Up to U.S. per ADS held to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

• ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

Services	Fees
ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancelation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and expenses.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancelation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof) for the ADSs or deposited securities.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•	Nothing in the deposit agreement precludes the depositary (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates the depositary to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE DEPOSIT AGREEMENT OR THE ADRs, OR THE TRANSACTIONS CONTEMPLATED THEREIN, AGAINST US AND/OR THE DEPOSITARY.

Such waiver of your right to trial by jury would apply to any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of the applicable case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise by the underwriters of their option to purchase additional ADSs, we will have                    ADSs outstanding representing                     Class A ordinary shares, or approximately            % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could materially adversely affect prevailing market prices of the ADSs.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply for listing the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market]. However, we cannot assure you that a regular trading market will develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ordinary shares or ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time.

Lock-up Agreements

[We have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option or contract to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers and existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.]

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                     Class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act (the “Rule 701”). Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to the 2018 Plan and the 2021 Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described elsewhere in this prospectus.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. The following summary does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in ADSs or Class A ordinary shares. In particular, the discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the federal tax law of the United States. Accordingly, you should consult your own tax advisor regarding the tax consequences of an investment in the ADSs or Class A ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of CM Law Firm, our PRC legal counsel.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Act (As Revised)) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	in addition, that no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of our shares, debentures or other obligations; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act.

The undertaking for us is for a period of 30 years from July 13, 2022.

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the general position of SAT on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC. We believe that our Cayman Islands holding company, is not a PRC resident enterprise for PRC tax purposes. Our Cayman Islands holding company is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that it meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. Therefore, there can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed thereunder. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders”.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires the ADSs in this offering and holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings, court decisions and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) . These laws are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any United States federal income tax consequences described below, and we cannot assure you that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of tax accounting for securities holdings;

•

partnerships or other entities treated as partnerships or other pass-through entities for United States federal income tax purposes or persons holding the ADSs or Class A ordinary shares through any such entities;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt organizations (including private foundations), “individual retirement accounts” or “Roth IRAs”;

•	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

•	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction);

•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that have a functional currency other than the U.S. dollar; or

•

investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

In addition, this discussion does not address any aspects of United States gift or estate tax, alternative minimum tax, the Medicare contribution tax on net investment income, or any state, local or non-United States tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the

United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

[Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and cash equivalents (with certain exceptions) are categorized as passive assets and the company’s unbooked intangibles associated with non-passive business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes [because we control their management decisions and] are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their financial results in our consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current and anticipated composition of income and assets (taking into account the proceeds from this offering) and projections as to the value of the ADSs and Class A ordinary shares following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current taxable year or the foreseeable future, the determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply to a U.S. Holder if we are classified as a PFIC for the current taxable year or any subsequent taxable year in which the U.S. Holder holds the ADSs or Class A ordinary shares are discussed below under “Passive Foreign Investment Company rules.”

Dividends

Subject to the discussion under “Passive Foreign Investment Company rules” described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or depositary shares in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to apply to list the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We cannot assure you that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to United States corporations.

For United States foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or Class A ordinary shares

Subject to the discussion under “Passive Foreign Investment Company rules”, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss the U.S. Holder recognizes will generally be long-term capital gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers will generally be eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Recently finalized United States Treasury regulations may also impose additional limitations on the creditability of any PRC tax on sales or dispositions of our ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing PFIC rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on the [New York Stock Exchange]/[Nasdaq Stock Market] (or other qualified exchange or other market). We anticipate that the ADSs should qualify as being regularly traded in this regard, although we cannot assure you whether the ADSs will so qualify, or will continue to be so qualified. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our Class A ordinary shares are not listed on a stock exchange, it is not expected that U.S. Holders will be able to make a mark-to-market election with respect to our Class A ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment for such U.S. Holders different from the general PFIC tax treatment described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.]

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or Class A ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, Class A ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, (as of the date of this prospectus, 24%), in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A ordinary shares or ADSs, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
US Tiger Securities, Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$ per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We intend to apply for the listing of our ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market] under the trading symbol “QSG.”

We, [our directors, executive officers, all of our existing shareholders and option holders] have agreed with the representatives on behalf of the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [New York Stock Exchange/the Nasdaq Stock Market], the over-the-counter market or otherwise.

We have agreed to indemnify underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to        % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases. ]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which have been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs

Monaco

The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The securities may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Each underwriters has acknowledged that this document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

China

This Document will not be circulated or distributed in China and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of China except pursuant to any applicable laws and regulations of China. Neither this Document nor any advertisement or other offering material may be distributed or published in China, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”), pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended, the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Dubai International Financial Centre (the “DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (the “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Bahamas

The ADSs may not be offered or sold in The Bahamas via a public offer. The ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation; (iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee, the [New York Stock Exchange]/[Nasdaq Stock Market] listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

Amount to be Paid
(US$)
SEC registration fee
FINRA filing fee
[New York Stock Exchange]/[Nasdaq Stock Market] listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses

Total

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by CM Law Firm and for the underwriters by Jingtian & Gongcheng. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and CM Law Firm with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The financial statements as of June 30, 2021 and 2022 and for each of the two years in the period ended June 30, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. We [have] also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

QUANTASING GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of QuantaSing Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantaSing Group Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in invested deficit / shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

September 29, 2022

We have served as the Company’s auditor since 2021.

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2021	2022	2022
		RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents		25,101	266,427	39,777
Short-term investments	11	29,629	132,632	19,801
Accounts receivable, net	4	99,127	1,937	289
Amount due from related parties	18	2,448	47,394	7,076
Prepayments and other current assets	5	118,582	115,560	17,252

Total current assets		274,887	563,950	84,195

Non-current assets:
Property and equipment, net	6	4,749	5,169	772
Intangible assets, net	7	33,332	—	—
Operating lease right-of-use assets	10	9,344	23,917	3,571
Other non-current assets		7,914	10,430	1,557

Total non-current assets		55,339	39,516	5,900

TOTAL ASSETS		330,226	603,466	90,095

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2021	2022	2022
		RMB	RMB	US$ Note 2(e)
LIABILITIES
Current liabilities:
Accounts payables (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB74,462 and RMB45,178 as of June 30, 2021 and 2022, respectively)	8	74,462	45,178	6,746
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB51,765 and RMB77,616 as of June 30, 2021 and 2022, respectively)	9	68,895	108,592	16,210
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB7,000 and nil as of June 30, 2021 and 2022, respectively)	18	19,546	—	—
Income tax payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB2,303 and RMB7,298 as of June 30, 2021 and 2022, respectively)		2,303	7,298	1,090
Contract liabilities, current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB267,729 and RMB384,729 as of June 30, 2021 and 2022, respectively)		267,729	384,729	57,439
Advance from customers (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB133,201 and RMB151,089 as of June 30, 2021 and 2022, respectively)		133,201	151,089	22,557
Operating lease liabilities, current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB7,091 and RMB14,875 as of June 30, 2021 and 2022, respectively)	10	7,128	16,331	2,438

Total current liabilities		573,264	713,217	106,480

Non-current liabilities:
Contract liabilities, non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB26,358 and RMB8,869 as of June 30, 2021 and 2022, respectively)		26,358	8,869	1,324
Operating lease liabilities, non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB1,942 and RMB6,522 as of June 30, 2021 and 2022, respectively)	10	1,942	6,566	980
Deferred tax liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB8,168 and nil as of June 30, 2021 and 2022, respectively)		8,168	—	—

Total non-current liabilities		36,468	15,435	2,304

TOTAL LIABILITIES		609,732	728,652	108,784
Commitments and contingencies	20

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2021	2022	2022
		RMB	RMB	US$ Note 2(e)

MEZZANINE EQUITY	16
Series A convertible redeemable preferred shares (US$0.0001 par value, 22,000,000 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)		—	82,002	12,243
Series B convertible redeemable preferred shares (US$0.0001 par value, 23,983,789 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)		—	94,833	14,158
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 7,913,872 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)		—	33,612	5,018
Series C convertible redeemable preferred shares (US$0.0001 par value, 20,327,789 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)		—	108,892	16,257
Series D convertible redeemable preferred shares (US$0.0001 par value, 11,818,754 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized issued and outstanding as of June 30, 2021)		—	104,156	15,550
Series E convertible redeemable preferred shares (US$0.0001 par value, 14,799,427 shares authorized, issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)		—	240,665	35,930

TOTAL MEZZANINE EQUITY		—	664,160	99,156

INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT
Parent Company’s investment deficit		(279,506)	—	—
Class A ordinary shares (US$0.0001 par value; 345,113,731 shares authorized, 4,783,589 shares issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021)	15	—	3	—
Class B ordinary shares (US$0.0001 par value; 54,042,638 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2022; no shares authorized, issued and outstanding as of June 30, 2021).	15	—	29	4
Additional paid-in capital		—	69,934	10,442
Accumulated other comprehensive income		—	1,839	275
Accumulative deficit		—	(861,151)	(128,566)

TOTAL INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT		(279,506)	(789,346)	(117,845)

TOTAL LIABILITIES, MEZZANINE EQUITY AND INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT		330,226	603,466	90,095

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the years ended June 30,
	Note	2021	2022	2022
		RMB	RMB	US$ Note 2(e)
Revenues (including revenue from related parties of nil and RMB44,710 for the years ended June 30, 2021 and 2022, respectively)	2(q)	1,759,940	2,867,974	428,177

Cost of revenues		(178,927)	(408,757)	(61,026)

Gross Profit		1,581,013	2,459,217	367,151
Operating expenses:
Sales and marketing expenses		(1,694,941)	(2,254,459)	(336,582)
Research and development expenses		(116,265)	(273,484)	(40,830)
General and administrative expenses		(100,341)	(166,650)	(24,879)

Total operating expenses		(1,911,547)	(2,694,593)	(402,291)

Loss from operations		(330,534)	(235,376)	(35,140)

Other income:
Interest income		441	387	58
Others, net	13	15,093	19,913	2,973

Loss before income tax		(315,000)	(215,076)	(32,109)
Income tax expense	12	(1,037)	(18,350)	(2,740)

Net loss		(316,037)	(233,426)	(34,849)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax		—	1,839	275

Total other comprehensive income		—	1,839	275

Total comprehensive loss		(316,037)	(231,587)	(34,574)

Net loss		(316,037)	(233,426)	(34,849)
Allocation of accretion of Predecessors’ preferred shares	17	(17,480)	(22,655)	(3,382)
Allocation of deemed dividends due to extinguishment of Predecessors’ preferred shares	17	(197,436)	—	—
Accretion of the Company’s preferred shares	16,17	—	(2,987)	(446)
Net loss attributable to ordinary shareholders of QuantaSing Group Limited		(530,953)	(259,068)	(38,677)
Net loss per ordinary share
—Basic	17	(12.89)	(5.26)	(0.78)
—Diluted	17	(12.89)	(5.26)	(0.78)
Weighted average number of ordinary shares used in computing net loss per share
—Basic	17	41,206,648	49,270,950	49,270,950
—Diluted	17	41,206,648	49,270,950	49,270,950

Share-based compensation expenses included in	14
Cost of revenues		(6,277)	(27,583)	(4,118)
Sales and marketing expenses		(23,973)	(86,682)	(12,941)
Research and development expenses		(48,715)	(120,558)	(17,999)
General and administrative expenses		(22,865)	(56,606)	(8,450)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED DEFICIT / SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	Note	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Parent Company’s investment deficit	Total invested deficit / shareholders’ deficit
		Shares	Amount	Shares	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of July 1, 2020		—	—	—	—	—	—	—	(28,258)	(28,258)
Share-based compensation	14	—	—	—	—	—	—	—	94,028	94,028
Repurchase of vested restricted shares	14	—	—	—	—	—	—	—	(5,638)	(5,638)
Distribution to Parent Company		—	—	—	—	—	—	—	(23,601)	(23,601)
Net loss		—	—	—	—	—	—	—	(316,037)	(316,037)

Balance as of June 30, 2021		—	—	—	—	—	—	—	(279,506)	(279,506)

Balance as of July 1, 2021		—	—	—	—	—	—	—	(279,506)	(279,506)
Issuance of the Company’s shares upon the completion of the reorganization	1(b)	600,000	—	54,042,638	32	—	—	(660,099)	(1,106)	(661,173)
Share-based compensation	14	—	—	—	—	72,921	—	—	218,508	291,429
Parent Company’s contribution	1(b)	—	—	—	—	—	—	—	94,978	94,978
Dividend to Parent Company upon disposal of a subsidiary to shareholders	19	—	—	—	—	—	—	—	(500)	(500)
Re-designation of Class B ordinary shares to Class A ordinary shares of the Company		4,183,589	3	(4,183,589)	(3)	—	—	—	—	—
Accretion of the Company’s preferred shares	16	—	—	—	—	(2,987)	—	—	—	(2,987)
Net loss		—	—	—	—	—	—	(201,052)	(32,374)	(233,426)
Currency translation differences		—	—	—	—	—	1,839	—	—	1,839
Share-based awards to employees of related parties	14	—	—	—	—	10,365	—	—	—	10,365
Deemed dividends to Parent Company in connection with the share-based awards to employees of related parties	14	—	—	—	—	(10,365)	—	—	—	(10,365)

Balance as of June 30, 2022		4,783,589	3	49,859,049	29	69,934	1,839	(861,151)	—	(789,346)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2021	2022	2022
	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(316,037)	(233,426)	(34,849)
Adjustments to reconcile net loss to net cash provided by operating activities:
Fair value changes of short-term investments	(629)	(3)	—
Provision of allowance for expected credit loss	442	(239)	(36)
Depreciation of property and equipment	1,397	4,016	600
Amortization of intangible assets	6,025	6,579	982
Loss on disposal of property, equipment and intangible assets	—	124	19
Realized gains from short-term investments	(1,771)	(4,891)	(730)
Share-based compensation	101,830	291,429	43,508
Changes in operating assets and liabilities:		—	—
Accounts receivable	(98,885)	55,351	8,264
Amount due from related parties	—	(23,202)	(3,464)
Prepayments and other current assets	(96,774)	(4,480)	(669)
Deferred tax liabilities	(1,266)	(1,446)	(216)
Operating lease right-of-use assets	(8,924)	(14,573)	(2,176)
Accounts payables	62,137	2,633	393
Accrued expenses and other current liabilities	54,525	61,046	9,114
Income tax payable	2,303	5,035	752
Contract liabilities	253,573	99,511	14,857
Advance from customers	118,992	17,888	2,671
Operating lease liabilities, current portion	6,647	9,203	1,374
Operating lease liabilities, non-current portion	1,942	4,624	690
Other non-current assets	(6,102)	(2,543)	(380)

Net cash provided by operating activities	79,425	272,636	40,704

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2021	2022	2022
	RMB	RMB	US$ Note 2(e)
Cash flows from investing activities:
Purchase of short-term investments	(434,600)	(976,700)	(145,817)
Proceeds from short-term investments	405,600	873,700	130,440
Purchase of property and equipment	(5,822)	(4,560)	(681)
Purchase of intangible assets	(29,804)	—	—
Investment income from wealth management products	1,771	4,891	730
Disposal of subsidiaries	—	14,126	2,109
Loan provided to related parties	(2,448)	(129,427)	(19,323)
Loan repaid by related parties	2,950	109,389	16,331

Net cash used in investing activities	(62,353)	(108,581)	(16,211)

Cash flows from financing activities:
(Distribution to) / Contribution from Predecessors	(37,041)	94,978	14,180
Proceeds from loans from Predecessors	52,711	122,833	18,339
Repayment of loans to the Predecessors	(36,763)	(146,182)	(21,824)

Net cash (used in)/ provided by financing activities	(21,093)	71,629	10,695

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	5,642	842

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(4,021)	241,326	36,030
Cash, cash equivalents and restricted cash at beginning of the year	29,122	25,101	3,747
Including:
Cash and cash equivalents at beginning of the year	29,095	25,101	3,747
Restricted cash at beginning of the year	27	—	—
Cash, cash equivalents and restricted cash at end of the year	25,101	266,427	39,777
Including:
Cash and cash equivalents at end of the year	25,101	266,427	39,777
Restricted cash at end of the year	—	—	—
Supplemental disclosure of cash flow information
Cash paid for income tax	—	(14,761)	(2,204)
Non-cash investing and financing activities
Consideration receivable as a result of disposal of subsidiaries	—	2,000	299
Accretion of the Company’s preferred shares	—	(2,987)	(446)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities

(a)	Nature of operations

QuantaSing Group Limited (the “Company” or “QuantaSing”) was incorporated in the Cayman Islands on February 9, 2022 as an exempted company with limited liability.

The Company is a newly incorporated investment holding company. The Company’s predecessors were Witty network Limited (“Witty network”, or “WN”), and EW Technology Limited (“EW”) (collectively referred to as the “Predecessors”), both of which were incorporated in the Cayman Islands. The Company (and its Predecessors prior to the reorganization), through its subsidiaries and the consolidated variable interest entities (“VIEs”) for which the Company (and its Predecessors) has a controlling financial interest and is the primary beneficiary (together, the “Group”), is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners and enterprise services such as enterprises marketing services to financial intermediary enterprises (the “Listing Businesses”) in the People’s Republic of China (the “PRC”, references to “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Taiwan, Hong Kong and Macau).

The Company became the ultimate holding company of the subsidiaries and ultimate beneficial owner of the VIE comprising the Group upon the completion of the reorganization as described in Note 1 (b).

(b)	Reorganization

In preparation for the initial listing of the Company’s shares (the “Listing”), a group reorganization was undertaken pursuant to which the Listing Businesses were transferred to a new holding structure under the Company (the “Reorganization”).

Step 1 Reorganization

WN was incorporated on January 13, 2017 and undertook a series of financing activities by issuing preferred shares to institutional investors and granted share options to its employees. WN operated its business in the PRC through its subsidiaries and the consolidated VIEs (collectively, the “WN Group”). WN Group operated certain non-listing businesses (the “Old Business”) which was discontinued by the end of June 2019. Since July 2019, WN Group shifted its business strategy and started to operate the Listing Businesses.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Main subsidiaries and consolidated VIEs of WN included:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest		Principal activities
Wholly owned subsidiaries:
Beijing Erwan Technology Limited (“Beijing Erwan”, or the “WN WFOE”)		The PRC	100%		Investment holding

VIEs:
Feierlai (Beijing) Technology Limited (“Beijing Feierlai”, or the “VIE 1”, or the “VIE” after the Reorganization)	July 27, 2016	The PRC	100	%*	Listing Businesses
Beijing Dianfengtongdao Technology Limited (“Beijing Dianfeng”, or the “VIE 2”)	April 25, 2017	The PRC	100	%*	Listing Businesses, Old Business

*	WN WFOE had 100% of beneficial interests in these consolidated VIEs.

EW was incorporated on April 15, 2021. EW, together with its subsidiaries and the consolidated VIE (collectively, the “EW Group”) are established to enable a reorganization, through which they assumed the Listing Businesses previously operated by WN Group (the “Step 1 Reorganization”).

To effect the Step 1 Reorganization, the following steps were undertaken:

(a)

During the period from February to May 2021, EW, through its subsidiaries in the BVI and Hong Kong, created a subsidiary, Beijing Liangzizhige Technology Limited (“Beijing Liangzi”, or the “EW WFOE”, or the “WFOE”) in the PRC.

(b)

On May 20, 2021, the EW WFOE, VIE 1, and legal shareholder of VIE 1, which is an entity controlled by Mr. Peng Li, the founder of the Group (the “Founder”), entered into a series of new contractual arrangements, which enables EW WFOE to consolidate VIE 1.

(c)

Certain key employees, contracts, operating assets and liabilities of the WN WFOE, VIE 2 and its subsidiaries related to Listing Businesses were transferred to EW WFOE and VIE 1. However, there continued to have small amount of Listing Businesses in WN Group after May 2021.

(d)

EW issued ordinary shares and preferred shares on May 31, 2021 to mirror the number and terms of ordinary shares and preferred shares originally issued by WN. EW also issued share options to mirror the number of the share options originally granted by WN (Refer to Note 14 for the modification of the vesting terms of the share options).

The Step 1 Reorganization was completed on May 31, 2021.

After the Step 1 Reorganization, EW Group developed insurance brokerage business (the “Brokerage Business”) in addition to the Listing Businesses. Brokerage Business was conducted through Beijing ChangYou Star Network Technology Co., Ltd. (“Changyou Star”), a subsidiary of VIE 1 established for investment holding, and its subsidiary Beijing Baichuan Insurance Brokerage Co., Ltd. (collectively referred to as “Baichuan”).

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Step 2 Reorganization

On February 9, 2022, the Company was incorporated in the Cayman Islands. The Company was established to enable another reorganization, through which it assumed the Listing Businesses previously operated by EW Group and WN Group (the “Step 2 Reorganization”).

To effect the Step 2 Reorganization, the following steps were undertaken:

(a)

On March 1, 2022, the VIE 1 disposed of its interest in Baichuan to an entity controlled by the Founder, who in turn was holding the interest in this subsidiary on behalf of all shareholders of the Company.

(b)

On May 16, 2022, EW transferred all equity interest in its BVI subsidiary, which holds EW WFOE and controlling financial interest in VIE 1 and its subsidiaries, to the Company. As a result, the Company in return became the ultimate holding company of the subsidiaries and the consolidated VIE conducing the Listing Businesses.

(c)

The portion of the Listing Businesses remained in WN Group (including those operated through WN WFOE, VIE 2 and its subsidiaries) was also transferred to the Company’s subsidiaries and the consolidated VIE (including its subsidiaries).

(d)

On May 31, 2022, certain ordinary shares and preferred shares of the Company were issued in connection with the Step 2 Reorganization to mirror the number and terms of ordinary shares and preferred shares originally issued by EW. The share options of the Company were also issued in connection with the Step 2 Reorganization to mirror the number and vesting terms of the share options originally granted by EW.

The Step 2 Reorganization was completed on May 31, 2022.

Upon completion of the Reorganization, the ownership structure of the subsidiaries and the consolidated VIE of the Group is as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
The Company:
QuantaSing Group Limited (“Company”/“QuantaSing”)	February 9, 2022	The Cayman Islands	Holding company	Investment holding
Wholly owned subsidiaries (offshore):
Hundreds of Mountains Limited	March 22, 2021	The BVI	100%	Investment holding
Witty Digital Technology Limited	March 29, 2021	Hong Kong	100%	Investment holding
Wholly owned subsidiaries (onshore):
Beijing Liangzizhige Technology Limited. (the “EW WFOE”, or the “WFOE” after the Reorganization)	March 19, 2021	The PRC	100%	Investment holding

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
VIE:
Feierlai (Beijing) Technology Co., Ltd. (“Beijing Feierlai”, or the “VIE 1”, or the “VIE” after the Reorganization)	July 27, 2016	The PRC	100%*	Listing Businesses
VIE’s subsidiaries:
Beijing Shijiwanhe Information Consulting Limited	August 28, 2019	The PRC	100%*	Listing Businesses
Beijing Denggaoerge Network Technology Limited	December 24, 2020	The PRC	100%*	Listing Businesses

*	The WFOE has 100% of beneficial interests in the consolidated VIE (including its subsidiaries).

Basis of Presentation for the Reorganization

The Reorganization consists of transferring the Listing Businesses to the Group, which is owned by the same group of shareholders (collectively referred to as the “Parent Company”) of the Company and the Predecessors immediately before and after the Reorganization. Both Step 1 Reorganization and Step 2 Reorganization are considered as a non-substantive capital transaction of the Listing Businesses, as the shareholder ownership percentages immediately before and after these two steps of the Reorganizations were the same. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because it is determined that the transfers lack economic substance. Therefore, the accompanying consolidated financial statements of the Group include the assets, liabilities, revenue, expenses, and cash flows that are directly attributable to the Listing Businesses for the periods presented and are prepared as if the corporate structure of the Company after the Reorganization had been in existence throughout the periods presented.

The assets and liabilities are generally stated at historical carrying amounts. Those assets and liabilities that are specifically related to the Listing Businesses are included in the Group’s consolidated balance sheets. Income tax payable is calculated on a separate return basis as if the Group had filed separate tax returns. The Group’s statement of operations and comprehensive loss consists of all the revenues, costs, and expenses of the Listing Businesses, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by the Predecessors but related to the Listing Businesses. These allocated costs and expenses are primarily related to office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expenses.

Generally, the costs and expenses identified as relating to the Listing Businesses were allocated to the Group; the costs of shared employees were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Predecessors group; share based compensation expenses were allocated to the Group based on the compensation expenses attributable to employees of the Listing Businesses. These

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

allocations are made on a basis considered reasonable by management. Such presentation may not necessarily reflect the results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis during the period presented.

The following tables set forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from the Predecessors for the years ended June 30, 2021 and 2022:

For the year ended June 30, 2021:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	6,277	169,440	175,717
Sales and marketing expenses	23,973	271,248	295,221
Research and development expenses	48,715	38,801	87,516
General and administrative expenses	22,865	34,355	57,220

Total	101,830	513,844	615,674

Out of the total costs and expenses of RMB615,674 allocated from the Predecessors for the year ended June 30, 2021, RMB101,830 is for share based compensation expenses which are recorded as a contribution from the Predecessors. The remaining allocated expenses of RMB513,844 were deemed to be a contribution from the Predecessors as they were agreed to be waived by Predecessors.

For the year ended June 30, 2022:	Share based compensation	Others	Total
	RMB	RMB	RMB
Cost of revenues	10,984	77	11,061
Sales and marketing expenses	32,406	7,172	39,578
Research and development expenses	30,986	338	31,324
General and administrative expenses	26,612	2,065	28,677

Total	100,988	9,652	110,640

Out of the total costs and expenses of RMB110,640 allocated from the Predecessors for the year ended June 30, 2022, RMB100,988 is for share based compensation expenses which are recorded as a contribution from the Predecessors. The remaining allocated expenses of RMB9,652 were deemed to be a contribution from the Predecessors as they were agreed to be waived by Predecessors.

As the Reorganization qualifies as a non-substantive transaction with high degree of common ownership, the carrying value of the equity of the Listing Businesses immediately before the Step 2 Reorganization was carried forward to the total equity of the Company immediately after the Reorganization. Considering that a material part of the Listing Businesses was a carve-out business of a larger entity, the Company has determined it was most appropriate not to retrospectively adjust the equity structure for periods before the Step 2 Reorganization completion date, and that the Company’s equity other than accumulated other comprehensive income/(loss) was presented as a single financial statement line item as “Parent Company’s investment” in the balance sheets, and the contribution from or distribution to Predecessors were presented as “Parent Company’s contribution” or “Distribution to Parent Company” in the statements of changes in invested deficit. The Company did not record any ordinary shares or preferred shares on its balance sheet before the Step 2 Reorganization completion.

Upon the date of completion of the Step 2 Reorganization, the following equity line items were initially recognized as follows: (i) ordinary shares based on par value of the shares; (ii) preferred shares based on the

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

portion of the historical carrying value of the Predecessors’ preferred shares attributable to the Listing Businesses using a relative fair value method; (iii) the accumulated deficit was presented based on Listing Businesses’ historical earnings or losses; and (iv) with the amounts allocated to ordinary shares and preferred shares, the debit was recorded in the accumulated deficit. Refer to Note 15 and Note 16 for details of ordinary shares and preferred shares.

In computing basic and diluted loss per share for all of the periods presented, the Reorganization was accounted for in a manner similar to a stock split or stock dividend. Thus, the number of the ordinary shares and preferred shares newly issued by the Company was retrospectively included since the beginning of the earliest period presented or the original issuance date of particular classes of shares by Predecessors, whichever is later, for the purpose of calculating the loss per ordinary share for the period before completion of the Reorganization. Accretion and deemed dividend incurred by Predecessors’ preferred shares were allocated to the Listing Businesses based on the relative fair value of the Listing Businesses and the Predecessors group. Refer to Note 17 for details.

For purposes of presentation in the consolidated statements of cash flows, the cash flow from Predecessors to support the Listing Businesses is presented as contribution from Predecessors or Proceeds from loans from Predecessors depending on whether they were agreed to be waived by Predecessors, which is included in cash flows from financing activities.

(c)	Variable interest entity (including the portion of Listing Businesses in the VIE 2 before the Reorganization)

(1)	Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)

The Company’s subsidiary Beijing Liangzizhige Technology Limited, or the WFOE, has entered into contractual arrangements with the VIE and its shareholder described below, which are referred to as the VIE Contractual Agreements. Through the VIE Contractual Agreements, the Company is able to consolidate the financial statements of the VIE and receives substantially all its economic benefits and residual returns. The VIE Contractual Agreements was effective on May 20, 2021. Prior to the VIE Contractual Agreements, the WN WFOE also entered into similar contractual arrangements with the VIE 1 and VIE 2, and their shareholders, the terms of which are substantially the same as the VIE Contractual Agreements. The contractual agreements among WN WFOE, VIE 1 and its shareholder were terminated immediately before the effectiveness of the VIE Contractual Agreements.

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreement entered into by and among the WFOE, the VIE and its shareholder, the shareholder of the VIE irrevocably appointed and authorized the WFOE or its designee(s) to act on its behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholder in the VIE, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of the VIE, including but not limited to the right to sell, transfer, pledge or dispose of all the equity interests held in part or in whole, and (3) designate and appoint on its behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIE. The voting rights proxy agreement is irrevocable and continuously effective from the execution date until the entire equity interests in the VIE have been transferred to the WFOE or its designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Exclusive consultancy and service agreement

Pursuant to the exclusive consultancy and service agreement entered into by and between the WFOE and the VIE, the WFOE has the exclusive right, during the term of the exclusive consultancy and service agreement, to provide or designate its affiliates to provide complete business support and technical and consulting services to the VIE. In exchange, the VIE shall pay the WFOE in an amount equals to the VIE’s revenues minus any turnover tax, total costs incurred by the VIE, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless the WFOE agrees in writing for any other amount. The WFOE has the right to adjust the above service fee at its sole discretion without prior consent of the VIE. The WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The exclusive consultancy and service agreements shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by the WFOE within three months prior to the expiration date.

Exclusive option agreement

Under the exclusive option agreement entered into by and between the WFOE, the VIE and its shareholder, the shareholder of the VIE irrevocably granted the WFOE an exclusive right to purchase, or designate any third-party to purchase, all of its equity interests in the VIE at any time in part or in whole at the sole and absolute discretion of the WFOE to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholder of the VIE shall give all considerations it received within 10 days from the exercise of the options to the WFOE or its designee(s). Without the prior written consent of the WFOE, the VIE and/or its shareholder shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of the VIE, or create any pledge or encumbrance on any equity, assets or business of the VIE, (2) increase or decrease the VIE’s registered capital or change its structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of the VIE or any legal or beneficial interests in the material business or revenues of the VIE, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which the VIE is a party, or enter into any other contract that may result in any conflicts with the VIE’s existing materials contacts, (5) carry out any transactions that may substantially affect the VIE’s assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholder of the VIE, (7) declare or distribute dividends, (8) dissolute or liquate or terminate the VIE, (9) amend the VIE’s articles of association, or (10) allow the VIE to incur any borrowings or loans. This agreement shall remain in effect until all equity interests in the VIE have been transferred to the WFOE and/or its designee(s) pursuant to this agreement.

Equity pledge agreement

Under the equity pledge agreement entered into by and among the WFOE, the VIE and its shareholder, the shareholder of the VIE agrees to pledge all of its equity interests in the VIE to the WFOE as security for performance of the respective obligations of the VIE and its shareholder hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement, and for payment of all the losses and losses of anticipated profits suffered by the WFOE as a result of the VIE or its shareholder’s defaults. If any of the VIE or its shareholder

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

breach its contractual obligations, such WFOE, as the pledgees, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholder of the VIE agrees that, without the WFOE’s prior written consent, the shareholder of the VIE shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. The WFOE may assign all or any of its rights and obligations under the share pledge agreement to its designee(s) at any time. The equity pledge agreement pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement and the full payment of all the losses and losses of anticipated profits suffered by the relevant WFOE as a result the VIE or its shareholder’s default.

(2)	Risks in relation to the VIE structure

The Group’s business is conducted through the VIE (including its subsidiaries, and including the portion of Listing Businesses in the VIE 2 and its subsidiaries) of the Group, of which the Company (and its Predecessors before the Reorganization) is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIE is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIE Contractual Agreements is valid, binding, and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Contractual Agreements and the legal structure to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain business in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke the business licenses and/or operating licenses of the Group’s PRC entities;

•	impose fines;

•	confiscate any income that they deem to be obtained through illegal operations, or impose other requirements with which the Group may not be able to comply;

•	discontinue or place restrictions or onerous conditions on the Group’s operations;

•	place restrictions on the right to collect revenues;

•	shut down the Group’s servers or block the Group’s mobile app;

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

•

require the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from the VIE and their subsidiaries;

•	restrict or prohibit the use of the proceeds from financing activities to finance the business and operations of the VIE and their subsidiaries; or

•	take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect, and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations, and policies or in the interpretation and application of existing laws, regulations, and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the shareholder of the VIE fail to perform their obligations under those arrangements. In addition, shareholder of the VIE is a PRC holding entity beneficially owned by the Founder, chairman of the board of directors and chief executive officer of the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on shareholder enforcing the contracts. There is a risk that shareholder of VIE, who in some cases is also shareholder of the Company may have conflict of interests with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the enforceability, and therefore the benefits, of the contractual agreements also depends on the authorization by the shareholder of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to be the primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately nil and nil as of June 30, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of June 30, 2021 and

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2022. As the VIE are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain business in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIE holds assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIE include self-developed App named Qiniu and Jiangzhen, self-developed courses.

The following consolidated financial information of the VIE after the elimination of inter-company transactions within the VIE and the subsidiaries of the VIE, and including the portion of Listing Businesses in the VIE 2 and its subsidiaries, was included in the accompanying consolidated financial statements of the Group as follows:

	As of June 30,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	24,726	83,449
Short-term investments	21,628	54,375
Accounts receivable, net	99,127	1,937
Amounts due from related parties	2,448	47,394
Amounts due from intra-Group companies	500	155,960
Prepayments and other current assets	115,223	111,790

Total current assets	263,652	454,905

Property and equipment, net	3,303	3,669
Intangible assets, net	33,332	—
Operating lease right-of-use assets	9,302	21,437
Other non-current assets	6,824	9,612

Total non-current assets	52,761	34,718

TOTAL ASSETS	316,413	489,623

Accounts payables	74,462	45,178
Accrued expenses and other current liabilities	51,765	77,616
Amounts due to related parties	7,000	—
Income tax payable	2,303	7,298
Contract liabilities, current portion	267,729	384,729
Advance from customers	133,201	151,089
Operating lease liabilities, current portion	7,091	14,875

Total current liabilities	543,551	680,785

Contract liabilities, non-current portion	26,358	8,869
Operating lease liabilities, non-current portion	1,942	6,522
Deferred tax liabilities	8,168	—

Total non-current liabilities	36,468	15,391

TOTAL LIABILITIES	580,019	696,176

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2021	2022
	RMB	RMB
Net Revenues:
Third-party revenues	1,759,793	2,822,508
Related-party revenues	—	44,710

Total net revenue	1,759,793	2,867,218

Cost of revenues and operating expenses
Third-party cost of revenues and operating expenses	(1,814,446)	(2,576,144)
Intra-Group cost of revenues and operating expenses related to technical consulting and related service under VIE Contractual Agreements	(185,036)	(230,281)

Total cost of revenues and operating expenses	(1,999,482)	(2,806,425)

Net (loss)/income	(225,042)	62,712

	For the years ended June 30,
	2021	2022
	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third-parties	253,874	495,719
Net cash used in transactions with intra-Group companies related to technical consulting and related service under VIE Contractual Agreements	(204,121)	(239,597)

Net cash provided by operating activities	49,753	256,122

Cash flows from investing activities:
Net cash used in transactions with third-parties	(53,384)	(31,836)
Net cash used in transactions with related parties	(1,253)	(5,912)
Net cash used in transactions with intra-Group companies*	—	(155,960)

Net cash used in investing activities	(54,637)	(193,708)

Cash flows from financing activities:
Net cash provided by/(used in) transactions with Predecessors	488	(3,691)

Net cash provided by/(used in) financing activities	488	(3,691)

*	The VIE transferred RMB155,960 of its excess cash to the WFOE for cash management purpose.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the consolidated VIE (including its subsidiaries).

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most impact the entities’ economic performance, bears the risks of, and enjoys the rewards normally associated with the controlling financial interest in the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entities.

All significant intercompany transactions and balances between the Company, its wholly owned subsidiaries and the consolidated VIE have been eliminated upon combination.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expense during the reporting period and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to revenue recognition based on the expected learning period of the customers, provision of credit losses of receivables, fair value of short-term investments, impairment of long-lived assets, the valuation allowance of deferred tax assets, as well as the valuation and recognition of share-based compensation arrangements. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars (“US$”). The Group’s PRC subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive loss.

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period.

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/loss in the consolidated statement of changes in invested equity and a component of other comprehensive loss in the consolidated statement of operations and comprehensive loss.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(e)	Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of operations and comprehensive loss and the consolidated statement of cash flows from RMB into US$ as of and for the year ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.6981, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate on June 30, 2022, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g)	Accounts receivable

Accounts receivable is recorded at the invoiced amount and do not bear interest. Accounts receivable mainly represent marketing service fees receivable from insurance brokerage companies and securities companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments–Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The guidance replaced the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit losses.

The Group adopted this guidance on July 1, 2019 using a modified retrospective approach, and the adoption did not have a material impact on the consolidated financial statements. The Group’s other receivables which were recorded as a component of the prepaid expenses and other current assets and other non-current assets are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

(h)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, restricted cash, other assets, amounts due from a related party, amounts due to a related party, accounts payables and accruals expenses and other current liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(i)	Short-term investments

Short-term investments include wealth management product with variable interest rates or principal non-guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of comprehensive loss as investment income and included in “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies these inputs as Level 2 fair value measurement.

(j)	Prepayments and other current assets

Prepayments and other current assets mainly consist of prepayments for promotion fees and other service fees, prepaid input value-added tax, deposits, and receivables from third party payment platforms (see

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Note 5). Prepayments and other current assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other assets on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Other assets are written off when they are determined to be uncollectible.

(k)	Property and equipment, net

Property and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The Group has not recorded any impairments of property and equipment for the period presented. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Computer and electronic equipment	3 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the consolidated statements of operations and comprehensive loss.

(l)	Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(m)	Intangible assets

Intangible assets are carried at cost, less accumulated amortization and impairment, if any. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Category	Estimated useful life
Insurance brokerage license	52 months
Software	1 year to 2 years

(n)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended June 30, 2021 and 2022.

(o)	Operating Lease

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on July 1, 2019, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the consolidated financial statements.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset. The Group elects not to apply the recognition requirements of ASC 842 to short-term leases. Variable lease payments are the payments made by a lessee to a lessor for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Other operating leases are included in operating lease right-of-use assets, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

The Group uses the implicit rate when readily determinable, or its incremental borrowing rate based on the information available, at the commencement date in determining the present value of lease payments. Certain leases include renewal options and/or termination options. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.

(p)	Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized on the consolidated statements of operations and comprehensive income.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

(q)	Revenue recognition

The Group is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners and enterprise services to financial intermediary enterprises in the PRC.

Under ASC 606, the Group determined revenue recognition through the following steps:

–	Identification of the contract, or contracts, with a customer;

–	Identification of the performance obligations in the contract;

–	Determination of the transaction price, including the constraint on variable consideration;

–	Allocation of the transaction price to the performance obligations in the contract;

–	Recognition of revenue when (or as) the Group satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided, stated net of discounts, sales incentives, refunds and value-added taxes (“VAT”) collected from customers and remitted to tax authorities. Revenue is recognized when or as the control of the services is transferred to the customer. If control of the services transfers over time, revenue is recognized over the period of the contract by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling prices based on the prices charged to customers. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

The Group earns its revenues primarily by providing: (i) self-operated online learning services of premium courses to learners through its own online platforms and cooperated online learning services; (ii) enterprise services, including marketing and referral services to insurance brokerage companies and securities companies; and (iii) other services.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(i)	Online learning services

The online learning services provided by the Group principally include online financial literacy courses and other personal interest courses.

Self-operated online learning services

The self-operated online learning services refer to online courses whereby the course contents are designed and developed by the Group. The Group is responsible for fulfilling all obligations of the online course delivery according to its sales contracts with the learners. Therefore, the Group determines that the individual learners are the Group’s customers and recognizes revenue on a gross basis.

The Group delivered the self-operated online courses through its own online platforms, including QiNiu, QianChi (formerly known as BanCai) and JiangZhen, and there are two modes of delivery, namely (i) online community-based training camps or (ii) self-study e-learnings. With respect to an online community-based training camp, it typically includes organized online interactions between the Group’s tutors and the learners in a form of training camp communities, online access of pre-recorded lectures designated for the training camps and certain live broadcasting lectures. The Company considered that these elements in a training camp are not separately identifiable from each other, as the training camp represents the combined output for which the learners have contracted. With respect to a self-study e-learning, it is delivered in a form of pre-recorded lessons for the learners to self-study. The promise to provide access to all lessons of the self e-learnings is a series of distinct services as providing access each day is substantially the same. Therefore, each training camp and self-study e-learning is accounted for as a single performance obligation.

All contracts with the learners are billed in advance and upfront full payment of the fee by the learners is required prior to accessing any enrolled course contents. For sales of packages of training camps and self-study e-learnings of different online courses, the Company allocated the transaction price of the package to the different online courses therein based on their relative standalone selling price.

Revenues of a training camp and of a self-study e-learning are recognized over time as the learners simultaneously receives and consumes the benefits provided by the online courses as they retain access to the course contents.

Contractually, through accessing to the Group’s online platforms, the learners retain access to the training camps or self-study e-learnings they purchased for a specified course period (typically 14 calendar days for a training camp and 90 calendar days for a self-study e-learning) since the training camp commencement date or the purchase date of the e-learnings. However, during the periods presented the Group in practice discretionally allows the learners to retain access to the course content beyond the corresponding contractual expiry dates. Therefore, the Group recognizes online course revenue ratably over the longer of the corresponding contractual service period and the estimated average learning period (the “Average Learning Period”) of the learners, starting when the online courses can be accessed by the learners and the payments from the learners become non-refundable.

The Group considers a variety of relevant data when estimating the Average Learning Period of the learners for each individual online course, including the weighted-average number of days between the learners’ first and last access to the course contents, and the weighted average total hours spent by the paying user to learn the course. The Group believes that considering these factors enables it to determine the best estimation of the time period during which the learners access the online course content and therefore the service period over which the Group provides services to the learners. For the track record period, the Average Learning Period of the learners is estimated to be in the range of one to three months. While the Group believes its estimates to be reasonable based on the currently available learners information, it may revise such estimates in the future according to the change in

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

pattern of the learners’ learning behavior. Any adjustments arising from changes in the estimates of the Average Learning Periods is applied prospectively.

Cooperated online learning services

The Group generates revenue from cooperated online learning service by providing a platform through Jiangzhen, through which third party online learning service providers can offer their learning services to individual learners. The Group enters into contracts with the learners and also the third-party learning service providers. The Group is only responsible for referring the individual learners to the service provider, while the third-party learning service provider is responsible for developing the course content, delivering the online courses, providing customer support, and providing maintenance of servers allowing the users to access the contents. The Group determines that it is not the principal to the individual learners in this business and revenue is recognized on a net basis at the point in time when the referral service is completed.

(ii)	Enterprise services

Enterprise services revenue mainly includes marketing and customer leads referral fees earned from (i) the insurance broker partners for the insurance products they sold to the learners and ii) the securities broker partners for each account opened with them, and shared commission received from them as they provide financial services to the learners referred by the Group. The Group’s online education content enables third party financial institutions, such as security brokers and insurance companies, to place their sponsored links and reach users who have desire to open new security trading accounts, to purchase insurance products, or to purchase other services provided by the financial institutions.

Performance-based online marketing service contracts are signed between the Group and the financial institutions to establish the service to be provided by the Group and relevant performance measures. The Group is responsible for referring the individual learners to the financial institutions. No enterprise service contract is signed between the Group and the users who click on the sponsored links.

The Group considered third party financial institutions as its customers, and recognized performance-based online marketing service revenue at the point in time when the referral service is completed, which is generally when a user is referred to the third party financial institution to open new security trading accounts, to purchase insurance products or to purchase other services. For the variable considerations, the Group only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

(iii)	Other services

Other services mainly consist of brokerage income from insurance brokerage services. The Group provides insurance brokerage services distributing various health and life insurance products on behalf of insurance companies (its customers). As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. For

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

the variable considerations, the Group only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)

The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)

The Group applied the portfolio approach in determining the learning period of the customers given that the effect of applying a portfolio approach to a group of learners’ behaviors would not differ materially from considering each one of them individually.

(iii)	The Group expenses the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

Contract liabilities

Contract liability is related to the payments received by the Group in advance from customers for which the Group’s revenue recognition criteria have not been met.

For online learning services, the service considerations are generally collected in advance and initially recorded as advance from customers during the contractual period where the Group allows the learners to ask for a full and unconditional refund. Subsequent to the expiry of the refund period, the balance of the advance from customers is reclassified as a contract liability.

Revenue recognized that was included in the contract liabilities balances at July 1, 2020 and 2021 amounted to RMB40,514 and RMB267,729, respectively.

As of June 30, 2022, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB393,598 which includes balances of contract liabilities which will be recognized as revenue in future periods. The Group expects to recognize RMB384,729 of this balance as revenue over the next 12 months.

Refund liabilities represent the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liabilities are estimated based on the historical refund ratio for each of the revenue streams. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Revenue Disaggregation

The following table sets forth a breakdown of the Group’s revenues disaggregated by business line:

	For the years ended June 30,
	2021	2022
	RMB	RMB
Online learning services
- Financial literacy courses - self-operated	1,563,607	2,300,434
- Other personal interest courses	—	193,896
- self-operated	—	163,483
- cooperated	—	30,413
Subtotal	1,563,607	2,494,330
Enterprise services	144,308	185,511
Others	52,025	188,133

Total revenues	1,759,940	2,867,974

(r)	Cost of revenues

Cost of revenues mainly consists of salaries and benefits (including share-based compensation expenses) to instructors and tutors, payment channel fees charged by third-party online payment providers, bandwidth costs, depreciation and amortization of properties and equipment, as well as costs of course materials. The instructors are all full-time instructors. Instructors’ compensation primarily consists of base salary and bonus. The tutors consist of both full-time tutors and part-time tutors. Tutors’ compensation primarily consists of base salary and performance-based compensations.

(s)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and marketing promotion expenses, salaries and benefits (including share-based compensation expenses) of sales department and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses are generally paid to the third parties for online promotion and traffic acquisition and are expensed as sales and marketing expenses when the services are received. For the years ended June 30, 2021 and 2022, advertising and marketing promotion expenses were RMB1,306,501 and RMB1,590,886, respectively.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses) and related expenses for employees involved in general corporate functions, including finance, legal and human resources, rental fees, and professional service fees.

(u)	Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the development and enhancement of the Group’s pedagogy, products, applications, and platforms.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development. The amount of the Group’s research and development

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

expenses that qualify to be capitalized during the periods presented was immaterial, and as a result all development costs incurred for development of internal used software have been expensed as incurred.

(v)	Share-based compensation expenses

All share-based awards granted to the founder, management, and employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the graded-vesting method over the requisite service period, which is the vesting period. The Company accounts for share-based compensation benefits granted to grantee in accordance with ASC 718 Stock Compensation. Information relating to the plans is set out in Note 14.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Predecessors with their own underlying shares. The Predecessors have used the discounted cash flow method to determine the underlying equity fair value of the Predecessors and adopted an equity allocation model to determine the fair value of the underlying ordinary share. The determination of estimated fair value of share-based payment awards on the grant date using binomial option pricing model is affected by the fair value of Predecessors’ ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Predecessors’ shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends, if any.

Some awards are granted with service only conditions and some awards granted with both performance conditions and service conditions. For awards granted with performance conditions and service conditions, the Company evaluates the likelihood of performance conditions being met at each reporting period. Share-based compensation costs are recorded when the performance conditions are considered probable for the number of awards expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The compensation cost of the awards granted with performance conditions and service conditions is measured based on the fair value of the awards when all conditions to establish the grant date have been met.

(w)	Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the consolidated VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive loss amounted to RMB39,449 and RMB111,698 for the years ended June 30, 2021 and 2022, respectively. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB13,636 and RMB30,974 as of June 30, 2021 and 2022 respectively.

(x)	Taxation

Income taxes

Current income taxes are provided based on net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Value added Tax (“VAT”)

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet. The Group records revenue net of value added tax and the Group records the related surcharges as cost of revenues.

(y)	Comprehensive loss

Comprehensive loss is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustments of the Group.

(z)	Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(aa)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The guidance replaced the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit losses. For public companies, the amendments were effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal year. Early adoption is permitted. For all other entities, the amendments were effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group early adopted this guidance on July 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower cost and reduce volatility in the income statement. The guidance was effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Group adopted such pronouncement on July 1, 2019. The adoption did not have a material impact to the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which was effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted from the date of issuance. The Group elected to early adopt this guidance on July 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group adopted this update on July 1, 2021. The impact of adopting the new standard was not material to the consolidated financial statements.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(ab)	Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group plans to adopt the update starting from the fiscal year beginning on July 1, 2022. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group has not determined yet to early adopt and plans to adopt the update starting from the fiscal year beginning on July 1, 2024. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

3.	Concentration and risks

Concentration of foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of June 30, 2021, all the Group’s cash and cash equivalents and short-term investments denominated in RMB. As of June 30, 2022, the Group’s cash and cash equivalents and short-term investments denominated in RMB were RMB346,667, accounting for 86.87% of the Group’s total cash and cash equivalents and short-term investments.

Concentration of customers and suppliers

There were no customers accounted for more than 10% of the Group’s total revenues for the years ended June 30, 2021 and 2022 respectively. There were three and one customers individually accounted for more than 10% of the Group’s net accounts receivable as of June 30, 2021 and 2022, respectively.

	As of June 30,
Accounts receivables, net	2021	2022
Customer A	27.8%	*
Customer B	24.5%	*
Customer C	10.7%	*
Customer D**	*	92.2%

*	The percentage was below 10% for the period.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

**

Customer D is Beijing Baichuan Insurance Brokerage Co., Ltd., a related party of the Group, from which the gross accounts receivable for marketing services was RMB23,202 and recorded in “amounts due from related parties”, which represents 92.2% of all accounts receivables from third parties and related parties.

There was one supplier, i.e. an advertising and marketing promotion agency, which individually accounted for 12.6% of the Group’s total costs and expenses for the years ended June 30, 2021. There was no supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the year ended June 30, 2022.

Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investment. As of June 30, 2021, and 2022, substantially all the Group’s cash and cash equivalents and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered to be of high credit quality.

4.	Accounts receivable, net

The accounts receivable, net, as of June 30, 2021 and 2022, consists of the following:

	As of June 30,
	2021	2022
	RMB	RMB
Enterprise services	49,434	1,305
Others	50,139	645
Less: allowance for credit losses	(446)	(13)

Accounts receivable, net	99,127	1,937

Accounts receivable, net are mainly amounts due from insurance companies and securities companies, and are non-interest bearing and generally on terms between 30 days to 90 days.

The movements in the allowance for credit losses are as follows:

	For the years ended June 30,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(4)	(446)
(Additions)/Reversals	(442)	433
Write-offs	—	—

Balance at end of the year	(446)	(13)

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

5.	Prepayments and other current assets

Prepaid expenses and other current assets as of June 30, 2021 and 2022, consist of the following:

	As of June 30,
	2021	2022
	RMB	RMB
Prepayments for promotion fees	79,182	86,686
Prepaid input value-added tax(i)	9,734	690
Prepaid other service fees(ii)	8,150	13,726
Receivables from third party payment platforms(iii)	13,472	9,456
Staff advance	363	192
Deposits	7,652	4,791
Others	29	19

Total	118,582	115,560

(i)	Prepaid input value-added tax consists of VAT input that is expected to offset with VAT output tax or to be transferred out in the future.
(ii)	Prepaid other service fees consist of prepayment of cloud server hosting fees and others.
(iii)

Receivables from third party payment platforms consist of cash that has been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third party payment platforms.

6.	Property and equipment, net

Property and equipment, net as of June 30, 2021 and 2022 consist of the following:

	As of June 30,
	2021	2022
	RMB	RMB
Leasehold improvement	3,368	5,891
Computer and electronic equipment	2,904	4,773

Total	6,272	10,664
Less: Accumulated depreciation	(1,523)	(5,495)

Property and equipment, net	4,749	5,169

Depreciation expenses for the years ended June 30, 2021 and 2022 were RMB1,397 and RMB4,016 respectively.

7.	Intangible assets, net

Intangible assets as of June 30, 2021 and 2022 consist of the following:

	As of June 30,
	2021	2022
	RMB	RMB
Brokerage license	37,599	—
Software	1,778	1,778

Less: Accumulated amortization	(6,045)	(1,778)

Intangible assets, net	33,332	—

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

On November 27, 2020, Changyou Star purchased 100% equity of Beijing Baichuan Insurance Brokerage Co., Ltd. from third parties for a consideration of RMB30,000. Before the acquisition, there were no operations or employees in the acquiree, and substantially all of the fair value of the gross assets acquired concentrated in the acquiree’s insurance brokerage license, thus the acquisition was accounted for as an asset acquisition and management recognized the insurance brokerage license as intangible asset, which had a useful life of 52 months and is amortized on a straight-line basis. The Group then developed the Brokerage Business in Baichuan. On March 1, 2022, the brokerage license was disposed together with the disposal of Baichuan’s business (Note 19).

Amortization expense on intangible assets for the years ended June 30, 2021 and 2022 were RMB6,025 and RMB6,579 respectively. No impairment for intangible assets was recorded for the years ended June 30, 2021 and 2022.

8.	Accounts payables

These amounts represent liabilities for services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Accounts payables are mainly comprised of marketing promotion expenses payables to third parties as of June 30, 2021 and 2022.

9.	Accrued expenses and other current liabilities

The following table summarized the Group’s outstanding accrued expenses and other current liabilities as of June 30, 2021 and 2022, respectively:

	As of June 30,
	2021	2022
	RMB	RMB
Accrued employee payroll and welfare benefits	58,374	78,245
Other accrued expense	9,202	16,807
Other tax payable	1,159	12,594
Refund liability(i)	—	615
Others	160	331

Total accrued expenses and other current liabilities	68,895	108,592

(i)	Refund liability represents the estimated amounts of consideration collected by the Group which it expects to refund to its customers according to refund policy as described in Note 2(q).

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

10.	Lease

The Group has operating leases for corporate offices with the lease terms from within 1 month to 3 years, some of which include options to terminate the leases within certain periods. For operating leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination option, which are factored into the Group’s determination of lease payments when appropriate.

	As of June 30,
	2021	2022
	RMB	RMB
Operating lease right-of-use assets, net	9,344	23,917
Operating lease liabilities-current	7,128	16,331
Operating lease liabilities-non current	1,942	6,566

The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses as of June 30, 2021 and 2022:

	For the years ended June 30,
	2021	2022
	RMB	RMB
Operating lease expenses	10,036	21,943
Short-term lease expenses	1,415	2,730

	For the years ended June 30,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	11,280	20,854
Right-of-use assets obtained in exchange for operating lease obligations	22,231	28,091

The following table provides a summary of the Group’s operating lease terms and discount rates as of June 30, 2021 and 2022:

	As of June 30,
	2021	2022
Weighted average remaining lease term (in years)	1.41	1.26
Weighted average discount rate	4.75%	4.75%

Maturities of operating lease liabilities as of June 30, 2022 were as follows:

Amounts
RMB
For the year ended June 30, 2023	17,570
For the year ended June 30, 2024	6,563

Total operating lease payments	24,133
Less: imputed interest	(1,236)

Present value of operating lease liabilities	22,897

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

11.	Short-term investments

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of June 30, 2021 and 2022:

June 30, 2021	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Wealth management products	—	29,629	—	29,629

Total	—	29,629	—	29,629

June 30, 2022	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Wealth management products	—	132,632	—	132,632

Total	—	132,632	—	132,632

The short-term investments represent investment in wealth management products issued by banks in the PRC with expected return ranging from 2% to 3.35% per annum indexed to the performance of underlying assets. The wealth management products invested by the Group can be redeemed at any time after the respective lock up period. The Group designated them as financial assets at fair value through profit or loss.

To estimate the fair value of wealth management products, the Group values its wealth management products using alternative pricing sources and models utilizing market observables inputs at the end of each period using the discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For the years ended June 30, 2021 and 2022, the Company recorded gains or losses resulting from changes in the fair values of short-term investments in the line item “others, net” in the consolidated statements of operations and comprehensive loss.

12.	Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Hong Kong

Hong Kong profits tax rate is 16.5% up to April 1, 2018. When the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. During the years ended June 30, 2021 and 2022, Hong Kong profits tax was not provided as there were no taxable profits deriving from Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Beijing Feierlai qualified as a HNTE in the calendar year 2020 and is eligible for a preferential enterprise income tax rate of 15% as a “high and new technology enterprise” under the EIT Law in the calendar year 2020.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

Withholding tax on undistributed earnings

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in the PRC to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. As of June 30, 2021, and 2022, the Group did not record any withholding tax on undistributed earnings as the PRC entities were still in accumulated deficit position. To the extent that subsidiaries and the consolidated VIE (including its subsidiaries) of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The following table sets forth the component of income tax expenses of the Group for the years ended June 30, 2021 and 2022

	For the years ended June 30,
	2021	2022
Current tax expense	2,303	19,796
Deferred tax benefit	(1,266)	(1,446)

Income tax expense	1,037	18,350

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended June 30,
	2021	2022
Statutory income tax rate in PRC	25.0%	25.0%
Effect due to different tax rates applicable to HNTE entities	1.6%	0.0%
Permanent differences	(8.0%)	(24.6%)
Changes in valuation allowance	(18.9%)	(8.8%)

Effective tax rate	(0.3%)	(8.4%)

Deferred tax assets and liabilities

	As of June 30,
	2021	2022
	RMB	RMB
Deferred tax assets:
Allowances of credit losses	1,507	380
Deductible temporary difference related to advertising expenses	34,414	35,384
Net operating tax losses carried forward	29,314	48,642

Subtotal	65,235	84,406
Less: valuation allowance	(65,235)	(84,406)

Total deferred tax assets, net	—	—

	As of June 30,
	2021	2022
	RMB	RMB
Deferred tax liabilities:
Acquired intangible assets	8,168	—

Total deferred tax liabilities	8,168	—

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The tax losses of the Group expire over different time intervals depending on the local jurisdiction. All the entity’s expiration periods for tax losses were five years. As of June 30, 2022, certain entities of the Group had net operating tax losses carried forward, which if not utilized, will expire as follows:

2022
RMB
Loss expiring for the year ended December 31, 2022	—
Loss expiring for the year ended December 31, 2023	—
Loss expiring for the year ended December 31, 2024	6
Loss expiring for the year ended December 31, 2025	1,010
Loss expiring for the year ended December 31, 2026	193,455

Subtotal	194,471

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated equity, existence of taxable temporary differences and reversal periods.

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(5,693)	(65,235)
(Additions)/Reversal	(59,542)	(19,171)

Balance at end of the year	(65,235)	(84,406)

The major jurisdiction in which the Group is subject to potential examination is the PRC. In general, the PRC tax authorities have up to five years and in certain cases up to ten years to conduct examinations of the tax filings of the Group. All these related tax years are open for the Group.

13.	Others, net

	For the years ended June 30,
	2021	2022
	RMB	RMB
Government grants	3,010	69
Fair value changes of short-term investments	2,400	4,894
Others	9,683	14,950

Total	15,093	19,913

14.	Share based compensation expenses

Share based compensation expenses for periods prior to the Reorganization were related to the share options or restricted shares granted by Predecessors to the employees, management and the founders. For the years

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

ended June 30, 2021 and 2022, total share based compensation expenses that pushed down to the Company from the Predecessors, were RMB101,830 and RMB100,988, respectively.

	For the years ended June 30,
	2021	2022
	RMB	RMB
(a) Share options issued by Predecessors to employees	91,907	100,629
(b) Share options issued by Company to employees	—	190,370
(c) Restriction of ordinary shares held by the Founder	9,923	430

Total	101,830	291,429

(a)	Share options issued by the Predecessors

On April 23, 2018, WN adopted the 2018 WN Share Incentive Plan (the “2018 WN Plan”), whereby the maximum aggregate number of ordinary shares that can be issued under the 2018 WN Plan was 22,317,118 shares.

From July 1, 2018 to April 1, 2021, WN granted several batches of options to employees pursuant to the 2018 WN Plan. These options were to be vested in four equal installments, with 25% of the total options becoming vested on each of the first, second, third and fourth anniversary of the vesting commencement date with certain performance conditions including completion of an IPO (the “IPO condition”).

On May 31, 2021, EW adopted the 2021 EW Global Share Plan (the “2021 EW Plan”), whereby the maximum aggregate number of ordinary shares that can be issued under the 2021 EW Plan was 21,717,118 shares.

On May 31, 2021, in connection with the Step 1 Reorganization, the outstanding share options of WN were replaced by the options issued by EW under the 2021 EW Plan, with the IPO condition removed, which was accounted for as a modification. In accordance with ASC 718, such modification was a Type III modification because the original condition is not expected to be satisfied as of the modification date. The incremental fair value of the 14,358,812 shares options is equal to the fair value of the modified awards amounting to RMB253,673. The Group recognized the incremental value for vested awards amounting to RMB35,617 on May 31, 2021 and the incremental value for unvested awards over the remaining vesting period.

From July 1, 2021 to May 31, 2022, EW granted several batches of options to employees pursuant to the 2021 EW Plan. These options were to be vested in four equal installments, with 25% of the total options becoming vested on each of the first, second, third and fourth anniversary of the vesting commencement date with certain performance conditions.

(b)	Share options issued by the Company

On May 31, 2022, the Company adopted the 2021 Global Share Plan (the “2021 Plan”), whereby the maximum aggregate number of ordinary shares that can be issued under the 2021 Plan was 21,717,118 shares.

On May 31, 2022, in connection with the Step 2 Reorganization, the outstanding share options of EW were replaced by the options issued by the Company under the 2021 Plan. As the options issued by EW did not contain a mandatory equitable adjustment provision, the value of the EW awards immediately before the modification declined significantly, and the modification resulted in incremental fair value because the fair

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

value immediately after modification reflected the new equitable adjustments to the award’s terms, which increased its value relative to the EW award that were not adjusted. Thus the modification did not meet the scope exception of modification accounting under ASC 718, and since the options either contained service condition only, or contained performance condition that is considered probable to be satisfied, such modification was accounted for as a Type I probable-to-probable modification, and the compensation cost was recognized based on the original grant-date fair value of the EW award plus the incremental fair value resulting from the modification. The Group recognized the incremental value for vested awards amounting to RMB117,520 on May 31, 2022, which was reflected in the financial statements for the quarter ended June 30, 2022, and the incremental value for unvested awards over the remaining vesting period.

A summary of activities of share options of the Predecessors and the Company for the years ended June 30, 2021 and 2022 is presented below:

	Options Outstanding	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (RMB)
Outstanding as of July 1, 2020	5,303,958	0.0197	8.20	17,849
Granted	10,984,915	0.4259
Exercised	(600,000)	0.0005
Forfeited	(1,370,061)	0.1156

Outstanding as of June 30, 2021	14,318,812	0.3229	8.70	254,748

Options vested and exercisable as of June 30, 2021	4,679,469	0.0669	7.76	79,066

Outstanding as of July 1, 2021	14,318,812	0.3229	8.70	254,748
Granted	2,958,000	0.8000
Forfeited	(1,566,500)	0.5841
Outstanding as of June 30, 2022	15,710,312	0.3861	7.90	346,142

Options vested and exercisable as of June 30, 2022	7,478,922	0.2041	7.23	173,915

There were 10,984,915 and 2,298,000 options granted for the years ended June 30, 2021 and 2022. The weighted average grant date fair value of options granted for the years ended June 30, 2021 and 2022 were US$0.78 and US$2.56 per share, respectively.

For the years ended June 30, 2021 and 2022, share-based compensation expenses recognized associated with share options granted by the Predecessors to employees of the Listing Businesses and allocated to the Company were RMB91,907 and RMB100,629. For the year ended June 30, 2022, share-based compensation expenses recognized associated with share options granted to employees by the Company were RMB190,370.

On May 31, 2022, the Company granted 510,500 share options to employees of the Group’s related parties controlled by the same shareholders with the Company under the 2021 Plan, to replace their outstanding EW share options. As of June 30, 2022, 510,500 share options of the Company were held by the employees of the Group’s related parties with the weighted average exercise price of US$0.66 per option and weighted average remaining contractual years of 8.71 years, out of which 121,750 options were vested and exercisable with the weighted average exercise price of US$0.56 per option and weighted average remaining contractual years of 8.45 years. The aggregate intrinsic value of the outstanding options and exercisable options as of June 30, 2022 are RMB10,306 and RMB2,539 respectively. The share awards were measured based on the fair value as of May 31, 2022. The share options granted to employees of the Group’s related

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

parties were accounted for as deemed dividend from the Company to its shareholders, as these employees of the related parties do not provide services to the Company. The amount recognized as deemed dividend was RMB10,365 for the years ended June 30, 2022.

As of June 30, 2021, and 2022, there were RMB164,630 and RMB227,395 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.70 years and 2.39 years and may be adjusted for future change in forfeitures.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	For the years ended June 30,
	2021	2022

Expected volatility	44.00%-52.18%	44.04%-45.32%
Risk-free interest rate (per annum)	0.69%-2.85%	1.48%-2.39%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	10	10
Fair value of the underlying shares on the date of option grants (US$)	0.19-2.20	2.35-3.12

The use of a valuation model requires the Company to make certain assumptions of Predecessors with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of US treasury bonds based on the expected term of the incentive shares. Predecessors has not declared or paid any cash dividends on its capital stock and does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

(c)	Restriction of ordinary shares held by the Founder

On April 25, 2017, in connection with Series A preferred shares purchase agreement of Witty network, Witty Time limited (“Founder Co.”) and its three shareholders, the Founder of the Group and two co-founders, entered into a restricted share agreement with Witty network, agreed to place all of their 63,000,200 ordinary shares into escrow to be released back to them only if specified service criteria are met (the “Restricted Shares”). 25% of the Restricted Shares shall be vested after the first anniversary of April 25, 2017, and the remaining 75% of the Restricted Shares shall be vested annually in equal installments over the next three years.

Before April 25, 2018, two co-founders no longer served Witty network and therefore the initial grant of shares has been forfeited. All the 20,353,910 Restricted Shares granted to the two co-founders were repurchased by Witty network, at the price of US$0.0001 per share.

On April 25, 2018, Witty network granted 13,036,792 Ordinary Shares to Founder Co. which is owned by the Founder, for which 25% became vested immediately, and the remaining shall vest every year thereafter in three equal installments. As such, 55,683,082 Restricted Shares were granted to the Founder, of which 25% were vested on April 25, 2018, and the remaining 75% shall vest every year thereafter in three equal installments.

On August 13, 2020, Witty network repurchased 1,640,444 Restricted Shares which have been vested, at the price of US$1.18 per share. The fair value of ordinary shares was US$0.49 per share. The difference

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

between the repurchase price and fair value of the ordinary shares at the time of the repurchase was recorded as compensation expenses. The remaining shares were re-designated as Class B ordinary shares subject to the original restriction terms.

On September 1, 2020, 600,000 vested share options held by individual managers were purchased by the Founder with US$0.85 per share option. Witty network did not receive any proceeds from this transaction. At the time of the purchase, the IPO condition attached to these options was removed, that is, the options received by the Founder were immediately exercisable. In accordance with ASC 718, the removal of the IPO condition was accounted for as a Type III modification because the original condition was not expected to be satisfied as of the modification date. Therefore, the difference between the purchase price and fair value of these options before modification, which approximately equaled the purchase price, was recorded as share based compensation expenses. In November 2020, these options were approved by the board to be exercised as 600,000 Class A ordinary shares, and the Founder agreed with Witty network to classify 150,000, out of the 600,000 Class A ordinary shares as additional Restricted Shares, with 50% of these shares vested on August 13, 2021 and 2022 respectively. In addition, the Founder further agreed with Witty network that 410,111 Class B ordinary shares of the previously granted Restricted Shares were vested immediately, while the remaining 13,510,660 Class B ordinary shares, being the unvested Restricted Shares, were also modified with 50% vested on August 13, 2021 and 2022 respectively. Such modification did not have any material impact on the fair value of these share options.

On May 31, 2021, all of the then outstanding restricted shares were issued by EW to Founder Co. to replicate the number and terms of restricted shares originally issued by Witty network. On May 31, 2022, all of the then outstanding restricted shares were issued by the Company to Founder CO. to replicate the number and terms of restricted shares originally issued by EW.

On June 1, 2022, the remaining 75,000 shares of these unvested restricted shares were approved to be vested immediately, and the remaining RMB71 of share-based compensation expenses were recognized immediately.

Such restriction is deemed as a compensatory arrangement for services to be provided by the Founder, and therefore accounted for as a share-based compensation arrangement. The share-based compensation expenses related to Witty network’s Restricted Shares are recognized on a graded vesting basis.

A summary of activities of restricted shares for the years ended June 30, 2021 and 2022 is presented below:

	Number of shares	Weighted- Average Grant Date Fair Value (in US$)
Unvested at July 1, 2020	13,920,771	0.06
Granted	150,000	1.06
Vested	(410,111)	0.06

Unvested at June 30, 2021	13,660,660	0.07

Unvested at July 1, 2021	13,660,660	0.07
Granted	—	—
Vested	(6,905,330)	0.08

Unvested at June 30, 2022	6,755,330	0.06

15	Ordinary Shares

Prior to incorporation of the Company, Witty network issued ordinary shares to shareholders. As of July 1, 2020, Witty network issued 55,683,082 ordinary shares to Founder Co., of which 13,920,770 ordinary shares were restricted and subject to further service condition of the Founder (Note 14(b)).

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

On August 13, 2020, 1,640,444 ordinary shares were repurchased by Witty network (Note 14(b)), and the remaining 54,042,638 ordinary shares (including 13,920,770 unvested restricted shares) were all re-designated as Class B ordinary shares with ten votes per share.

On November 4, 2020, 600,000 Class A ordinary shares with one vote per share were issued by Witty network to Founder Co. for nominal consideration, of which 150,000 ordinary shares were restricted and subject to further service condition of the Founder (Note 14(b)).

On May 31, 2021, 600,000 Class A ordinary shares and 54,042,638 Class B ordinary shares were issued by EW to Founder Co. to replicate the number and terms of ordinary shares originally issued by Witty network.

On February 9, 2022, the Company was incorporated in the Cayman Islands with an authorized share capital of US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each. Upon its incorporation, 1 share was allotted and issued to Founder Co. and credited as fully paid.

Upon completion of the Step 2 Reorganization, the authorized share capital of the Company is US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, of which:

(i)	345,113,731 are designated as class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”),

(ii)	54,042,638 are designated as class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, collectively the “Ordinary Shares”),

(iii)	22,000,000 are designated as convertible redeemable series A preferred shares of a par value of US$0.0001 each (the “Series A Preferred Shares”),

(iv)	23,983,789 are designated as convertible redeemable series B preferred shares of a par value of US$0.0001 each (the “Series B Preferred Shares”),

(v)	7,913,872 are designated as convertible redeemable series B-1 preferred shares of a par value of US$0.0001 each (the “Series B-1 Preferred Shares”),

(vi)	20,327,789 are designated as convertible redeemable series C preferred shares of a par value of US$0.0001 each (the “Series C Preferred Shares”),

(vii)	11,818,754 are designated as convertible redeemable series D preferred shares of a par value of US$0.0001 each (the “Series D Preferred Shares”), and

(viii)	14,799,427 are designated as convertible redeemable series E preferred shares of a par value of US$0.0001 each (the “Series E Preferred Shares”).

Holder of each of the Class A Ordinary Shares is entitled to one vote per share and holder of each of the Class B Ordinary Shares is entitled to ten votes. Class B Ordinary Shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Only Class B Ordinary Shares held by the Founder and Founder Co. enjoy ten votes for every Class B Ordinary Share on a poll.

On May 31, 2022, 600,000 Class A ordinary shares and 54,042,638 Class B ordinary shares were issued to Founder Co., of which 75,000 Class A ordinary shares and 6,755,330 Class B ordinary shares were still restricted and shall vest in the remaining service period (Note 14(b)). Ordinary shares of the Company were recognized upon issuance of the shares by the Company based on their par value.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

On June 1, 2022, 4,183,589 Class B ordinary shares re-designated as the same number of Class A ordinary shares, and 75,000 unvested restricted shares held by the Founder Co. were approved to be vested into Class A ordinary shares.

16	Preferred Shares

Predecessors’ preferred shares

Prior to incorporation of the Company, Witty network has issued preferred shares to certain investors. The following table summarizes the issuances of preferred shares by Witty network:

Series	Issuance Date	Shares Issued	Issue Price per share (US$)	Aggregated issuance price (US$)
WN-A	April 2017	22,000,000	0.0455	1,001
WN-B	April 2018	23,983,789	0.1800	4,317
WN-B-1	May 2018	7,913,872	0.3146	2,489
WN-C	June 2018	20,327,789	0.5686	11,559
WN-D	August 2020	11,818,754	1.1825	13,975
WN-E	November 2020	14,799,427	2.3398	34,628

In August 2020, in connection with the issuance of series WN-D preferred shares, terms of series WN-A, WN-B, WN-B-1, and WN-C preferred shares were modified to include a redemption right.

On May 31, 2021, preferred shares were issued by EW in connection with the Step 1 Reorganization to replicate the number and terms of preferred shares originally issued by Witty network.

On May 31, 2022, preferred shares were issued the Company in connection with the Step 2 Reorganization to replicate the number and terms of preferred shares originally issued by EW.

Preferred shares of the Company

The key terms of the preferred shares of the Company are as follows:

Conversion Rights

Unless converted earlier pursuant to Automatic Conversion below, each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into Class A ordinary shares at any time.

Automatic Conversion: Each preferred share shall automatically be converted into Class A Ordinary Shares, at the then applicable conversion price (i) upon the closing of a qualified initial public offering (“QIPO”), and (ii) upon the prior written approval of the holders of a majority of the outstanding preferred shares of each class with respect to conversion of each class.

The initial conversion ratio of preferred shares to ordinary shares shall be 1:1, and shall be subject to adjustments in the event of issuance or deemed issuance of additional ordinary shares below the preferred share conversion price, or share dividends, subdivisions, combinations or consolidations of ordinary shares, other distributions, or reclassification, exchange and substitution.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Redemption Rights

The preferred shareholders shall have redemption rights upon the occurrence of any of the following events: (i) the Company fails to complete QIPO or a trade sale within four (4) years after the closing date of the issuance of Series E preferred shares of Witty network; (ii) a material breach by the Group or the Founder or the Founder Co., (iii) the termination of the Founder’s employment/services contract with the Group due to the voluntary termination by the Founder, or (iv) the time when any material adverse change occurs, under which circumstance the captive structure of the Group companies which is established through the VIE Contractual Agreements becomes, or has become invalid, illegal or unenforceable (each a “Redemption Event”); then each preferred share shall be redeemable upon the request of any preferred shareholder.

The redemption price for each outstanding preferred share shall be equal to the product of (x) the applicable deemed preferred share issue price as set forth in the Company’s Memorandum of Association, and (y) (1+8%*N), where N equals to a fraction, (A) the numerator of which is the number of calendar days between the applicable original issue date (as defined in the Company’s Memorandum of Association) and the date on which the relevant redemption price is paid in full and (B) the denominator of which is 365, plus any declared but unpaid dividends.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series E Preferred Shares shall be entitled to receive, prior to any distribution to the holders of any other class or series of shares then outstanding, an amount per Series E Preferred Share equal to (i) one hundred and twenty five percent (125%) of the applicable Series E deemed preferred share issue price, plus (ii) all accrued or declared but unpaid dividends. The holders of other series of Preferred Shares shall be entitled to receive an amount per share equal to (i) one hundred percent (100%) of the respective deemed preferred share issue price, plus (ii) all accrued or declared but unpaid dividends.

Unless waived in writing by the majority of the outstanding preferred shares of each class, (i) the acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred, (ii) the exclusive licensing of all or substantially all of the Company’s proprietary rights; or (iii) a sale, transfer or other disposition of all or substantially all the Company’s assets, shall be deemed a liquidation, dissolution or winding up of the Company.

Dividend Rights

Holders of the preferred shares shall be entitled to receive any cash or non-cash dividends declared by the Board (including the approval of each investor director) on an as-converted basis.

Voting Rights

Each preferred share shall carry a number of votes equal to the number of Class A Ordinary Shares then issuable upon its conversion into Class A Ordinary Shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Accounting for preferred shares

The Company classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. The Company also determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the preferred shares or do not meet the definition of a derivative.

Preferred shares of the Company were recognized upon the issuance of the shares by the Company on the completion date of the Reorganization and measured based on portion of carrying value of the Predecessors’ preferred shares attributable to the Listing Businesses using the relative fair value method. The preferred shares was subsequently be accreted to its redemption value (if higher than the fair value at issue date). The Company records accretion on the preferred shares, where applicable, to the redemption value from the issuance date to the earliest redemption dates. The accretion calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance costs for Preferred Shares were nil for the years presented. The accretion of preferred shares to redemption value was RMB2,987 for the period from the issuance date to June 30, 2022.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The Group’s preferred shares activities for the year ended June 30, 2022 are summarized below:

	Series A		Series B		Series B-1		Series C		Series D		Series E		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of July 1, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Preferred Shares upon Step 2 Reorganization	22,000,000	82,002	23,983,789	94,833	7,913,872	33,612	20,327,789	108,501	11,818,754	103,404	14,799,427	238,821	100,843,631	661,173
Accretion of preferred share redemption value		—		—		—		391		752		1,844	—	2,987

Balance as of June 30, 2022	22,000,000	82,002	23,983,789	94,833	7,913,872	33,612	20,327,789	108,892	11,818,754	104,156	14,799,427	240,665	100,843,631	664,160

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

17.	Loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

On May 31, 2022, the Company completed the Reorganization and issued 54,642,638 ordinary shares, of which 47,812,308 ordinary shares were outstanding, and issued 100,843,631 preferred shares which had the same number and terms of preferred shares originally issued by EW immediately before the Reorganization completion (See Note 15 and 16).

In computing the basic and diluted loss per share for the periods presented, the effect of the Reorganization was accounted for in a manner similar to a stock split or stock dividend which was accounted for in accordance with ASC 260. Thus, the number of the ordinary shares and preferred shares newly issued by the Company was retrospectively included since the beginning of the earliest period presented or the original issuance date of Predecessors, whichever is later, in calculating the loss per ordinary share.

Basic loss per share and diluted loss per share were calculated in accordance with ASC 260 Earnings per share for the years ended June 30, 2021 and 2022 as below:

	For the years ended June 30,
	2021	2022
	RMB	RMB
Numerator:
Net loss	(316,037)	(233,426)
Allocation of accretion of Predecessors’ preferred shares (i)	(17,480)	(22,655)
Allocation of deemed dividends due to extinguishment of Predecessors’ preferred shares (ii)	(197,436)	—
Accretion of the Company’s preferred shares for the period from Reorganization completion date to June 30, 2022	—	(2,987)
Net loss attributable to ordinary shareholders of QuantaSing Group Limited	(530,953)	(259,068)

Denominator:	—	—
Weighted average number of ordinary shares outstanding — basic and diluted (iii)	41,206,648	49,270,950

Net loss per share — basic and diluted	(12.89)	(5.26)

For the purpose of calculating loss per share for the periods before the Step 2 Reorganization, accretion and the deemed dividend incurred by the preferred shares issued by WN and EW (the “Predecessors’ preferred shares”) were allocated to the Listing Businesses based on the relative fair value of the Listing Businesses and the Predecessors group.

(i)	The accretion of Predecessors’ preferred shares to redemption value attributable to the Listing Businesses was RMB17,480 and RMB22,655 for the years ended June 30, 2021 and 2022 respectively.

(ii)

The impact of the inclusion of a redemption right for series of WN-A, WN-B, WN-B-1 and WN-C was assessed from both quantitative and qualitative perspectives and accounted for as extinguishment of former preferred shares. The difference between the fair value of the new preferred shares and the carrying value of former preferred shares was recognized by WN as a deemed dividend to preferred

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

shareholders of WN. The deemed dividend attributable to the Listing Businesses was RMB197,436 for the year ended June 30, 2021.

(iii)

Basic and diluted net loss per share are computed using the weighted average number of ordinary shares outstanding during the period, including 232,930 and 2,276,065 vested options with nominal exercise price for the years ended June 30, 2021 and 2022.

For the years ended June 30, 2021 and 2022, the Company had potential ordinary shares, including preferred shares, share options and restricted shares. On a weighted average basis, 94,269,515 and 100,843,631 preferred shares, 1,067,177 and 13,021,497 share options, and 13,657,905 and 7,647,753 restricted shares were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the years ended June 30, 2021 and 2022, respectively.

18.	Related party transactions

The Group’s consolidated financial statements include costs and expenses allocated from the Predecessors for periods prior to the Reorganization, amounted to RMB615,674 and RMB110,640 for the years ended June 30, 2021 and 2022 respectively. In addition, the Predecessors provided cash funding support to the Group to satisfy the Listing Businesses’ working capital requirements. See Note 1(b) for more detailed information.

The Group has historically relied on the Predecessors for certain of the Group’s funding.

The table below sets forth the major related parties and their relationships with the Group as of June 30，2021 and June 30, 2022:

Name of related parties	Relationship with the Group
Mr. Peng Li	The Founder
EW Technology Limited	Entity controlled by the same shareholders with the Company
Beijing Baichuan Insurance Brokerage Co., Ltd.	Entity controlled by the same shareholders with the Company
Shenzhen Shanchangshuiyuan Network Technology Co., Ltd.	Entity controlled by the same shareholders with the Company
Beijing Xingyuejiaohui Network Technology Co., Ltd.	Entity controlled by the same shareholders with the Company
Beijing Shanronghaina Network Technology Co., Ltd.	Entity controlled by the same shareholders with the Company
Baichuanxianghai Technology Co., Ltd	Entity controlled by the same shareholders with the Company
Beijing Shuidayuda Co., Ltd.	Entity controlled by the same shareholders with the Company
Shenzhen Erwan Education Technology Limited	Entity controlled by the Founder

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(a)	The related party transaction entered into during the year ended June 30, 2021 and 2022 were as follows:

	For the years ended June 30,
Transactions	2021	2022
	RMB	RMB
(i) Transactions recorded in revenue(1)	—	44,710

(ii) Other transactions
— Repayment of borrowings from related parties	(36,763)	(146,182)
— Borrowings from related parties	52,711	122,833
— Lending to related parties	(2,448)	(129,427)
— Repayment of lending to related parties	2,950	109,389
— Disposal of subsidiaries to related parties(2)	—	20,000

(b)	The outstanding balance due from/to related parties as of June 30, 2021 and 2022 were as follows:

	As of June 30,	As of June 30,
	2021	2022
	RMB	RMB

Due from related parties	2,448	47,394

Due from Beijing Baichuan Insurance Brokerage Co., Ltd.(1)	—	23,008
Loan receivable from Predecessors group	748	—
Loan receivable from Shenzhen Shanchangshuiyuan Network Technology Co., Ltd.	1,500	—
Loan receivable from Shenzhen Erwan Education Technology Limited	95	—
Other receivable from Beijing Shanronghaina Network Technology Co., Ltd.(2)	—	2,000
Loan receivable from BaichuanXianghai Technology Co., Ltd.	—	11,886
Loan receivable from Beijing Baichuan Insurance Brokerage Co. Ltd.	—	10,500
Loan receivable from Beijing Shuidayuda Co., Ltd.	105	—

Due to related parties	19,546	—

Due to Predecessors	19,546	—

Note:

(1)

Beijing Feierlai has been providing marketing services to Beijing Baichuan Insurance Brokerage Co., Ltd. by referring learners to purchase insurance policies and earned commissions for the service, which was recorded as revenues from related parties subsequent to the disposal of Baichuan (Note 19).

(2)

The Group disposed of ChangYou Star to Beijing Shanronghaina Network Technology Co., Ltd. at a consideration of RMB22,000 (Note 19), and RMB 2,000 of consideration for disposal of Baichuan has not been collected as of June 30, 2022; the amount has been fully collected as of the date of this report.

(3)	All of the loans to related parties were unsecured and with maturity of less than a year. The loans receivable have been fully collected as of the date of this report.

There were no other material related party transactions occurred in the years presented.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

19.	Disposal of Baichuan

On March 1, 2022, 100% equity of ChangYou Star was disposed of to Beijing Shanronghaina Network Technology Co., Ltd., an entity controlled by the same group of shareholders with the Company with the same shareholder ownership percentages for a consideration of RMB50,000, of which RMB28,000 was waived upon the Step 2 Reorganization. The transaction is a transfer among entities that have a high degree of common ownership and determined to lack economic substance and is accounted for in a manner similar to a disposal under common control pursuant to ASC 360-10. Any difference between the proceeds received by the transferring entity and the book value of the disposal Group (after impairment included in earnings, if any) was recognized as a capital transaction and no gain or loss was recorded. As such, RMB500 was recognized as a dividend to the shareholders, which represents the difference between the proceeds of RMB22,000 and the disposal Group’s net carrying value. The Management does not consider the disposal is a strategic shift with major effect and determined that discontinued operations reporting is not applicable.

20.	Commitments and contingencies

Operating lease commitment

As of June 30, 2022, future minimum commitments under non-cancelable agreements were as follows:

	Payment due by schedule
	Less than 1 year	1-5 years	Total
	RMB	RMB	RMB
Office rentals	1,192	1,192	2,384

The operating commitments as of June 30, 2022 presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

Legal Proceedings

As of June 30, 2021, and 2022, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

21.	Subsequent events

The Group has evaluated subsequent events through September 29, 2022, which is the date the consolidated financial statements are available to be issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

22.	Restricted net assets and parent company only condensed financial information

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and the consolidated VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and the consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company. The restricted portion was RMB203,973 as of June 30, 2022.

The Company performed a test on the restricted net assets of its subsidiaries and the consolidated VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the year ended June 30, 2022. The Company concluded that it was not applicable for the Company to disclose the condensed financial information for the parent company for the year ended June 30, 2021, because (i) the Company had not been incorporated as of June 30, 2021 and (ii) the reorganization of the Group has not been completed including the Cayman Islands holding company not yet being the parent company of the subsidiaries and the consolidated VIE in the PRC as of June 30, 2021.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheet of the Company as “Investment/(Deficit) in subsidiaries” and the income/(loss) of the subsidiaries is presented as “share of income/(loss) of subsidiaries”. The Company’s net financial interests in the consolidated VIE are presented on the separate condensed balance sheet of the Company as “Net assets/(liabilities) of the VIE, and the income/(loss) of the VIEs is presented as “Income/(Loss) from the VIE”. The condensed statement of operations and comprehensive loss also include share-based compensation expenses pushed down to the Company from Predecessors for the year ended June 30, 2022. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of June 30, 2022.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed balance sheet

As of June 30,
2022
RMB
ASSETS
Current assets:
Cash and cash equivalents	18
Amounts due from related parties	—
Prepayments and other current assets	—

Total current assets	18

Amounts due from intra-Group companies	—
Investment in subsidiaries	81,979

Total non-current assets	81,979

TOTAL ASSETS	81,997

Accrued expenses and other current liabilities	630
Amounts due to related parties	—
Amounts due to intra-Group companies	—

Total current liabilities	630

Net liabilities of the VIE	206,553

Total non-current liabilities	206,553

TOTAL LIABILITIES	207,183

MEZZANINE EQUITY	664,160

SHAREHOLDERS’ DEFICIT
Class A ordinary shares	3
Class B ordinary shares	29
Additional paid-in capital	69,934
Accumulated other comprehensive income	1,839
Accumulative deficit	(861,151)

TOTAL SHAREHOLDERS’ DEFICIT	(789,346)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	81,997

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed statement of operations and comprehensive loss

For the year ended June 30,
2022
RMB
Revenues	—

Cost of revenues	(27,583)

Gross Profit	(27,583)

Operating expenses:
Sales and marketing expenses	(86,682)
General and administrative expenses	(57,287)
Research and development expenses	(120,558)

Total operating expenses	(264,527)

Loss from operations	(292,110)

Other (loss)/income:
Share of loss from subsidiaries	(4,028)
Income from the VIE	62,712

Loss before income tax	(233,426)
Income tax expense	—

Net loss	(233,426)

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	1,839

Total other comprehensive income	1,839

Total comprehensive loss	(231,587)

Net loss	(233,426)
Allocation of accretion of Predecessors’ preferred shares	(22,655)
Allocation of deemed dividends due to extinguishment of Predecessors’ preferred shares	—
Accretion of preferred shares	(2,987)

Net loss attributable to ordinary shareholders of QuantaSing Group Limited	(259,068)

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed statement of cash flows

For the year ended June 30,
2022
RMB
Net cash used in operating activities	(49)

Cash flows from investing activities:
Loan provided to subsidiaries	(127,165)
Loan repaid by subsidiaries	80,049

Net cash used in investing activities	(47,116)

Cash flows from financing activities:
Capital contribution from Predecessors	76,178
Proceeds from loans from Predecessors	50,986
Repayment of loans to Predecessors	(79,981)

Net cash provided by financing activities	47,183

Effect of exchange rate changes on cash and cash equivalents	—

Net increase in cash and cash equivalents and restricted cash	18

Cash and cash equivalents at beginning of the year	—
Cash and cash equivalents at end of the year	18

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud, dishonesty or the consequences of committing a crime.

Our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, also provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S or Rule 701 under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Pre-offering Class A Ordinary Shares
Sertus Nominees (Cayman) Limited	February 9, 2022	1	*
WITTY TIME LIMITED†	May 31, 2022	599,999	*

Pre-offering Class B Ordinary Shares
WITTY TIME LIMITED†	May 31, 2022	54,042,638	*

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

Series A Preferred Shares
K2 EVERGREEN PARTNERS LIMITED	May 31, 2022	3,300,000	*
K2 FAMILY PARTNERS LIMITED	May 31, 2022	4,675,000	*
K2 PARTNERS III LIMITED	May 31, 2022	14,025,000	*

Series B Preferred Shares
DCM Ventures China Fund (DCM VIII), L.P.	May 31, 2022	20,153,473	*
DCM VIII, L.P.	May 31, 2022	1,667,089	*
DCM Affiliates Fund VIII, L.P.	May 31, 2022	496,556	*
K2 PARTNERS III LIMITED	May 31, 2022	1,250,003	*
K2 FAMILY PARTNERS LIMITED	May 31, 2022	416,668	*

Series B-1 Preferred Shares
GGV Discovery I, L.P.	May 31, 2022	6,322,377	*
GGV Capital VI Entrepreneurs Fund L.P.	May 31, 2022	272,516	*
Prospect Avenue Capital Inc.	May 31, 2022	1,318,979	*

Series C Preferred Shares
Qiming Venture Partners VI, L.P.	May 31, 2022	10,376,581	*
Qiming Managing Directors Fund VI, L.P.	May 31, 2022	279,214	*
K2 PARTNERS III LIMITED	May 31, 2022	395,694	*
K2 FAMILY PARTNERS LIMITED	May 31, 2022	131,898	*
DCM Ventures China Fund (DCM VIII), L.P.	May 31, 2022	4,590,654	*
DCM VIII, L.P.	May 31, 2022	379,737	*
DCM Affiliates Fund VIII, L.P.	May 31, 2022	113,108	*
GGV Discovery I, L.P.	May 31, 2022	3,893,097	*
GGV Capital VI Entrepreneurs Fund L.P.	May 31, 2022	167,806	*

Series D Preferred Shares
GGV Discovery I, L.P.	May 31, 2022	793,126	*
GGV Capital VI Entrepreneurs Fund L.P.	May 31, 2022	34,186	*
Qiming Venture Partners VI, L.P.	May 31, 2022	805,635	*
Qiming Managing Directors Fund VI, L.P.	May 31, 2022	21,678	*
Prospect Avenue Capital Limited Partnership	May 31, 2022	10,164,129	*
Series E Preferred Shares
VM EDU Fund I, L.P.	May 31, 2022	8,860,169	*
Lingfeng Capital Partners Fund I, LP	May 31, 2022	3,419,031	*
Foley Square Investment Limited	May 31, 2022	1,046,424	*
GGV Discovery I, L.P.	May 31, 2022	409,719	*
GGV Capital VI Entrepreneurs Fund L.P.	May 31, 2022	17,660	*
Qiming Venture Partners VI, L.P.	May 31, 2022	1,019,005	*
Qiming Managing Directors Fund VI, L.P.	May 31, 2022	27,419	*

*

These shares were issued at nominal value for the purpose of our restructuring and spin-off. See “Corporate History and Structure” and “Description of Share Capital — History of Securities Issuance” for more information.

†	See “Description of Share Capital — History of Securities Issuance” for more information.

Item 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibits Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in an offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material II-3 information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

QUANTASING GROUP LIMITED

EXHIBITS INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares

4.4*	Shareholders’ Agreement between the Registrant and other parties thereto dated May 31, 2022

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of CM Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	2018 Share Incentive Plan

10.2	2021 Share Incentive Plan

10.3*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and each of executive officers

10.5	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021

10.6#	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021

10.7#	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021

10.8#	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated as of May 20, 2021

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of CM Law Firm (included in Exhibit 99.2)

23.4*	Consent of Helen Wong, an independent director appointee

23.7*	Consent of Hongqiang Zhao, an independent director appointee

Exhibit No.	Description of Exhibit

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of CM Law Firm regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

107*	Filing Fee Table

*	To be filed by amendment
#	Portions of this exhibit has been omitted in accordance with Item 601(b)(10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on this              day of             , 2022.

QuantaSing Group Limited

By:
Name: Peng Li
Title: Chairman and chief executive officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints                 and                  as attorney-in-fact with full power of substitution for her or him in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Peng Li	Chairman and chief executive officer (Principal Executive Officer)

Jinshan Li	Director and chief technology officer

Frank Lin	Director

Yu Cui	Director

Signature	Title	Date

Dong Xie	Director and chief financial officer (Principal Financial and Accounting Officer)

Xihao Liu	Director and vice president

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of QuantaSing Group Limited, has signed this registration statement or amendment thereto in Beijing, the PRC on                 , 2022.

Authorized U.S. Representative

By:
Name:
Title: